NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

KIRKLAND LAKE GOLD INC.

and

ST ANDREW GOLDFIELDS LTD.

These materials are important and require your immediate attention. The shareholders of Kirkland Lake Gold Inc. are required to make important decisions. If you have questions as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisor.

December 15, 2015

December 15, 2015

Dear Shareholders:

You are invited to attend a special meeting (the “Meeting”) of the holders (the “Kirkland Shareholders” or “Shareholders”) of shares (the “Kirkland Shares” or “Shares”) of Kirkland Lake Gold Inc. (“Kirkland” or the “Company”) to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9 on January 19, 2016 at 11:00 a.m. (Toronto time).

On November 16, 2015, we entered into an arrangement agreement (the “Arrangement Agreement”) with St Andrew Goldfields Ltd. (“St Andrew”), pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, Kirkland agreed to acquire all of the issued and outstanding shares of St Andrew (the “St Andrew Shares”), in accordance with a statutory plan of arrangement of St Andrew under the Business Corporations Act (Ontario) (the “Arrangement”). Pursuant to the terms of the Arrangement Agreement, holders of St Andrew Shares (the “St Andrew Shareholders”) will receive 0.0906 of a Kirkland Share for each St Andrew Share (the “Exchange Ratio”). The Exchange Ratio represents the equivalent of $0.47 per St Andrew Share, based on the closing price of the Shares on the date the Arrangement was announced. The Exchange Ratio implies a 46% premium based on both companies’ 20-day volume-weighted average prices and a 25% premium to St Andrew Share’s closing price, both as at the date the Arrangement was announced.

Each outstanding option of St Andrew will be exchanged for a Kirkland option entitling the holder to a number of Kirkland Shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same.

The Arrangement is expected to provide Kirkland Shareholders with the following benefits, amongst others:

•	creation of an Ontario focused intermediate gold producer;
•	increased reserves and resources with strong exploration potential;
•	enhanced capitalization and market presence;
•	exposure to an additional producing gold mine;
•	opportunity for synergies; and
•	re-valuation opportunity.

In connection with the Arrangement, Kirkland has called the Meeting to consider a resolution to approve the issuance of Kirkland Shares (including Kirkland Shares reserved for issuance and to be issuable upon exercise of options held by holders of options to purchase St Andrew Shares) forming the consideration to be issued to St Andrew Shareholders (the “Share Issuance Resolution”). The Meeting is being held concurrently with the meeting of St Andrew Shareholders, which has been called to consider and approve the Arrangement and related transactions.

In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by Kirkland Shareholders, either present in person or by proxy at the Meeting. In order to become effective, the Arrangement must be approved by a resolution passed by at least 66 2/3% of the votes cast by St Andrew Shareholders, either present in person or by proxy at the meeting of St Andrew Shareholders. In addition to shareholder approval, completion of the Arrangement is subject to certain customary conditions, including the approval of the Ontario Superior Court of Justice (Commercial List). Assuming that all of the conditions to the Arrangement are satisfied, Kirkland expects the Arrangement to become effective on or about January 26, 2016.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD OF DIRECTORS OF KIRKLAND (THE “KIRKLAND BOARD”) HAS RECOMMENDED THAT KIRKLAND SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION. The Kirkland Board has approved the Arrangement, after taking into consideration, among other things, the recommendation by the special committee of independent directors of Kirkland and the fairness opinion of CIBC, as delivered to the special committee.

All directors and senior officers of Kirkland, representing approximately 10% of the outstanding Kirkland Shares, have entered into support agreements with St Andrew pursuant to which they have agreed to vote both their Kirkland Shares and their St Andrew Shares, if any, in favour of the Share Issuance Resolution and, if applicable, the Arrangement. The directors and senior officers of St Andrew, representing approximately 5% of the outstanding St Andrew Shares, have entered into support agreements pursuant to which they have agreed to vote in favour of the Arrangement. Other significant shareholders of St Andrew have entered into support agreements pursuant to which they have agreed to vote approximately 29% of the outstanding St Andrew Shares in favour of the Arrangement.

The accompanying notice of meeting (the “Notice of Meeting”) and management information circular (the “Circular”) contain a detailed description of the Arrangement and set forth the actions to be taken by you at the Meeting. You should carefully consider all of the information in the Notice of Meeting and Circular and consult your financial, legal or other professional advisors if you require assistance.

Your vote is important regardless of how many Kirkland Shares you own. To ensure that your Kirkland Shares will be represented at the Meeting, whether or not you are personally able to attend, registered holders of Kirkland Shares are asked to return the enclosed form of proxy, properly completed and signed, prior to January 15, 2016 (or a day, other than a Saturday, Sunday or holiday which is at least two business days prior to any adjournment(s) or postponement(s) of the Meeting). If you are a beneficial holder of Kirkland Shares and have received these materials through your broker or intermediary, please complete and return the form of proxy, voting instruction form or other authorization provided to you by your broker or through another intermediary in accordance with the instructions provided. The proxy deadline may be waived or extended by the Chair of the Meeting, in his sole discretion without notice.

Thank you for your continued support of Kirkland.

Sincerely,

(Signed) “George Ogilvie”
George Ogilvie
President and CEO

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the “Meeting”) of shareholders of Kirkland Lake Gold Inc. (“Kirkland” or the “Company”) will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9 on January 19, 2016 at 11:00 a.m. (Toronto time) for the following purposes:

1.

to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is attached as Appendix “B” to the accompanying management information circular of Kirkland (the “Circular”), approving the issuance of Kirkland shares (the “Kirkland Shares ” or “Shares”), in connection with a court-approved plan of arrangement of St Andrew Goldfields Ltd. (“St Andrew”) under section 182 of the Business Corporations Act (Ontario), pursuant to which Kirkland will acquire all of the issued and outstanding shares of St Andrew (the “St Andrew Shares”), in accordance with the arrangement agreement dated November 16, 2015 (the “Arrangement Agreement”), all as more particularly set forth in the Circular;

2.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Circular which accompanies and is deemed to form part of this Notice of Special Meeting of Shareholders.

Shareholders are entitled to vote at the Meeting in person or by proxy with each Share entitling the holder thereof to one vote at the Meeting. The board of directors of the Company (the “Kirkland Board”) has fixed the close of business on December 14, 2015 as the record date (the “Record Date”) for the determination of the holders of Kirkland Shares (the “Kirkland Shareholders” or “Shareholders”) that will be entitled to receive notice of the Meeting, and any adjournment(s) or postponement(s) of the Meeting, and that will be entitled to vote at the Meeting. Only the Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

If you are a Registered Shareholder, to ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to the Company’s Transfer Agent, Computershare Investor Services Inc. (the “Transfer Agent”), at its Toronto office located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or vote by telephone or on the Internet, in each case in accordance with the instructions included in the form of proxy, prior to 11:00 a.m. (Toronto time) on January 15, 2016 (or no later than 48 hours, excluding Saturday, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), whether or not you plan to attend the Meeting. The proxy deadline may be waived or extended by the Chair of the Meeting in his sole discretion without notice.

If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting.

The voting rights attached to the Shares represented by proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted in FAVOUR of the Share Issuance Resolution.

DATED at December 15, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Eric Sprott”

Eric Sprott
Chairman of the Board

iv

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF		Covenants	31
SHAREHOLDERS	IV	St Andrew Non-Solicitation	36
MANAGEMENT INFORMATION CIRCULAR	1	Kirkland Non-Solicitation	37
Information Contained in the Circular	1	Notification of Acquisition Proposals	38
Information Pertaining to St Andrew	1	Responding to an Acquisition Proposal for St
Forward-Looking Information	1	Andrew	38
Notice to Securityholders in the United States	3	Right to Match	39
Currency and Currency Exchange Rate		Responding to an Acquisition Proposal for
Information	5	Kirkland	41
SUMMARY	6	Kirkland Accepting Superior Proposal	41
The Meeting	6	Termination	42
Recommendation of the Special Committee	6	Termination Fees	43
Recommendation of the Kirkland Board	6	Expenses and Expense Reimbursement	45
Background to the Arrangement	6	Insurance and Indemnification	46
Reasons for the Arrangement	7	RISK FACTORS	46
Fairness Opinion	9	Risk Factors Relating to the Arrangement	46
The Arrangement	10	Risk Factors Relating to St Andrew	49
Shareholder Approval	12	Risk Factors Relating to Kirkland	49
Court Approval	12	THE COMBINED COMPANY UPON COMPLETION
Support Agreements	12	OF THE ARRANGEMENT	49
Parties to the Arrangement	13	INFORMATION CONCERNING ST ANDREW	52
Risk Factors	14	Summary Description of the Business of St
GENERAL PROXY INFORMATION	15	Andrew	52
Solicitation of Proxies	15	Trading Price and Volume St Andrew Shares	53
Appointment of Proxyholders	15	Prior Sales	53
Voting by Registered Shareholders	15	Documents Incorporated by Reference	54
Voting by Beneficial Shareholders	16	Auditor, Registrar and Transfer Agent	54
Revocation of Proxies	17	Interests of Experts	55
RECORD DATE AND VOTING SECURITIES	17	Material Contracts	55
Record Date	17	Consolidated Capitalization	55
Voting Securities	17	EQUITY COMPENSATION PLAN INFORMATION	56
Principal Holders	18	INTEREST OF CERTAIN PERSONS OR COMPANIES
THE MEETING	18	IN MATTERS TO BE ACTED UPON	56
THE ARRANGEMENT	18	INTEREST OF INFORMED PERSONS IN MATERIAL
Background to the Arrangement	19	TRANSACTIONS	56
Recommendation of the Special Committee	21	AUDITORS	56
Recommendation of the Kirkland Board	21	EXPERTS OF KIRKLAND AND ST ANDREW	56
Fairness Opinion	21	LEGAL MATTERS	57
Reasons for the Arrangement	22	OTHER INFORMATION AND MATTERS	57
Plan of Arrangement	24	ADDITIONAL INFORMATION	57
When the Arrangement Becomes Effective	25	DIRECTORS’ APPROVAL	58
Replacement Options	25
Fractional Shares	25	APPENDIX “A” – GLOSSARY OF TERMS	A-1
Arrangement Consideration	26	APPENDIX “B” – SHARE ISSUANCE RESOLUTION	B-1
Support Agreements	26	APPENDIX “C” – ARRANGEMENT AGREEMENT	C-1
Regulatory Matters	27	APPENDIX “D” – FAIRNESS OPINION	D-1
Approvals	28	APPENDIX “E” – UNAUDITED PRO FORMA
Dissenting Shareholder Rights	28	CONSOLIDATED FINANCIAL INFORMATION	E-1
THE ARRANGEMENT AGREEMENT	28
General	29
Conditions	29
Representations and Warranties	31

v

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Kirkland Lake Gold Inc. (“Kirkland” or the “Company”) for use at the special meeting (the “Meeting”) of its shareholders to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9 on January 19, 2016 at 11:00 a.m. (Toronto time), for the purposes set forth in the accompanying Notice of Special Meeting. This Circular contains defined terms. For a list of defined terms used herein, see “Glossary of Terms” at Appendix “A” attached hereto.

Information Contained in the Circular

The information contained in this Circular is given as at December 15, 2015, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Kirkland Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents. Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com. In addition, the full text of the Arrangement Agreement is appended hereto as Appendix “C”. The Plan of Arrangement is appended to the Arrangement Agreement as Schedule A. You are urged to carefully read the full text of the Arrangement Agreement.

Information Pertaining to St Andrew

Except as otherwise indicated, the information concerning St Andrew contained in the Circular, including, but not limited to, information pertaining to St Andrew under “Information Concerning St Andrew” has been taken from or is based upon information provided by St Andrew and other publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Kirkland has no knowledge that would indicate that any statements contained herein concerning St Andrew taken from or based upon such documents and records are untrue or incomplete, Kirkland assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by St Andrew to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Kirkland.

For further information regarding St Andrew, please refer to St Andrew’s public filings, which are available on SEDAR at www.sedar.com.

Forward-Looking Information

This Circular contains forward-looking information within the meaning of applicable securities laws that reflects the current expectations, estimates and projections of management about the future results, performance, achievements, prospects or opportunities for the companies following the Arrangement and expectations regarding whether the Arrangement will be consummated, including whether conditions to the consummation of the Arrangement will be satisfied, or the timing for completing the Arrangement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates” or “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds” “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, “occur” and similar expressions.

Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond management's control, and that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking statements. Management has attempted to identify important factors that could cause actual results, performance or achievements to vary from current expectations or estimates, expressed or implied, by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

The following factors could cause actual results to differ materially from those discussed in the forward-looking information: (1) that Kirkland will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement; (2) that the required approvals will be obtained from the shareholders of Kirkland and St Andrew, (3) that all required third party, regulatory, and government approvals and court orders will be obtained, (4) that the proposed transaction will proceed in accordance with the anticipated timeline, (5) the accuracy of management’s assessment of the effects of the successful completion of the Arrangement, (6) the accuracy of Kirkland’s and St Andrew’s mineral reserve and mineral resource estimates, (7) the trading price of the Kirkland Shares and St Andrew Shares, (8) there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which Kirkland or St Andrew now or in the future carries on business, which are not consistent with Kirkland’s current expectations, (9) there being no significant disruptions affecting Kirkland’s or St Andrew’s current or future operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise, (10) that the exchange rate between the Canadian dollar and the U.S. dollar will be approximately consistent with current levels, (11) certain price assumptions for gold and silver, (12) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels, (13) production forecasts meeting expectations, (14) labour and materials costs increasing on a basis consistent with Kirkland’s current expectations; and (15) that the information available to Kirkland in respect of St Andrew is accurate and complete.

Kirkland cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Kirkland’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (in particular the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual MD&A as filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Many of these uncertainties and contingencies can affect Kirkland’s and St Andrew’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kirkland.

Any forward-looking information represents our views as of the date of this Circular and such information should not be relied upon as representing management's views as of any date subsequent to the date of this document. While we anticipate that subsequent events and developments may cause our views to change, we do not intend to update this forward-looking information, except as required by applicable law.

Notice to Securityholders in the United States

NEITHER THE ARRANGEMENT NOR THE KIRKLAND SHARES AND REPLACEMENT OPTIONS ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Kirkland Shares and Replacement Options to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, and similar exemptions from registration under applicable state securities law. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on December 14, 2015 and, subject to the approval of the Arrangement by the St Andrew Shareholders, a hearing on the Arrangement will be held on January 22, 2016 at 10:00 a.m. (Toronto Time). All St Andrew Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Kirkland Shares and Replacement Options to be issued to St Andrew Shareholders in exchange for their St Andrew Shares and St Andrew Options pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “The Arrangement - Approvals – Court Approvals” in this Circular.

Kirkland is a corporation existing under the laws of Canada. The proxy solicitation rules under the U.S. Exchange Act are not applicable to Kirkland or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada, and the solicitations and transactions contemplated in this Circular will be made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, which are different from the requirements applicable to proxy solicitations under the U.S. Exchange Act. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under the U.S. Exchange Act.

Information concerning the properties and operations of St Andrew and Kirkland has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies. Shareholders should be aware that the transaction described in this Circular may have tax consequences in both the United States and Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in this Circular.

The enforcement by shareholders of civil liabilities under U.S. securities laws may be affected adversely by the fact that: (i) Kirkland is a corporation existing and governed under the laws of Canada; (ii) some or all of its directors, officers and the experts named in this Circular are not residents of the United States; and (iii) all or a substantial portion of Kirkland’s and such officer’s and director’s respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Kirkland, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. securities laws or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Currency and Currency Exchange Rate Information

Unless otherwise stated, all dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “United States dollars” or “US$”.

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Six months
	ended October	Years ended
	31	April 30
	2015	2015	2014	2013
	(C$)	(C$)	(C$)	(C$)

High	1.3413	1.2803	1.1251	1.0418
Low	1.1951	1.0634	1.0023	0.9710
Rate at end of period	1.3083	1.2119	1.0957	1.0072
Average rate for period	1.2682	1.1719	1.0637	1.0064

On December 14, 2015, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was C$1.3733.

SUMMARY

The following is a summary of certain information contained in this Circular, including its appendices. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its appendices. Certain capitalized terms used in this summary are defined in the Glossary of Terms of this Circular. Shareholders are urged to read this Circular and its appendices carefully and in their entirety.

The Meeting

Meeting and Record Date

The Meeting will be held on January 19, 2016 at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9 on January 19, 2016 at 11:00 a.m. (Toronto time). The Kirkland Board has fixed December 14, 2015 as the Record Date for determining the Kirkland Shareholders who are entitled to receive notice of and vote at the Meeting. The Meeting is being held concurrently with the meeting of St Andrew Shareholders, which has been called to consider and approve the Arrangement and related transactions.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Share Issuance Resolution, a copy of which is attached as Appendix “B” to this Circular. See “The Arrangement – Approvals – Kirkland Shareholder Approval” and “The Arrangement – Approvals – St Andrew Shareholder Approval” for a discussion of the shareholder approval requirements to effect the Arrangement.

Voting at the Meeting

This Circular is being sent to both Registered Shareholders and Beneficial Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Beneficial Shareholders should follow the instructions on the form of proxy, voting instruction form or other forms they receive from their intermediaries. No other securityholders of the Company are entitled to vote at the Meeting. See “General Proxy Information”.

Recommendation of the Special Committee

The Special Committee, having taken into account the Fairness Opinion and such other matters it considered relevant, unanimously recommended that the Kirkland Board approve the Arrangement and recommend that the Shareholders vote FOR the Share Issuance Resolution. See “The Arrangement – Recommendation by the Special Committee”.

Recommendation of the Kirkland Board

After careful consideration of the factors described under the heading “The Arrangement — Reasons for the Arrangement”, the unanimous recommendation of the Special Committee and the Fairness Opinion, and after receiving financial advice from Macquarie Capital, the Kirkland Board (other than Eric Sprott who abstained) determined that the consideration to be paid by Kirkland under the Arrangement is fair to Kirkland and that the Arrangement is in the best interests of the Company. Accordingly, the Kirkland Board recommends that Shareholders vote FOR the Share Issuance Resolution. See “The Arrangement — Reasons for the Arrangement”, “The Arrangement – Recommendation by the Special Committee”, “The Arrangement – Recommendation by the Kirkland Board”, and “The Arrangement – Fairness Opinion”.

Eric Sprott, Chairman of the Kirkland Board, abstained from voting on the Arrangement. Mr. Sprott owns 13,349,000 St Andrew Shares representing approximately 3.6% of the issued and outstanding common shares of St Andrew. Accordingly, pursuant to the provisions of the CBCA, he provided a disclosure of interest to the Kirkland Board and recused himself from voting on the Arrangement. Mr. Sprott has entered into a Kirkland Support Agreement pursuant to which he agreed to vote his St Andrew Shares in favour of the Arrangement. Furthermore, prior to commencing negotiations with respect to the Arrangement, Mr. Sprott entered into loan agreements with a certain Supporting St Andrew Shareholder in connection with which Mr. Sprott has received pledges of an aggregate of 12,500,000 St Andrew Shares, representing approximately 3.4% of the issued and outstanding St Andrew Shares, to secure interest and principal payments under the loans made by Mr. Sprott.

In the event that the Supporting St Andrew Shareholder defaults on these loans, Mr. Sprott may be entitled to receive additional St Andrew Shares. Any such additional St Andrew Shares received by Mr. Sprott would be voted in favour of the Arrangement as set out in the support agreement entered into between St Andrew and Mr. Sprott. See “The Arrangement – Support Agreements”.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Kirkland, St Andrew, the Special Committee, the St Andrew Special Committee and their respective legal and financial advisors, as applicable. See “The Arrangement – Background to the Arrangement” for a description of the background to the Arrangement.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement, the Kirkland Board consulted with the Company’s senior management, legal counsel and Macquarie Capital, its financial advisor, and considered a number of factors including, among others, the following:

(i)

Creation of an Ontario Focused Intermediate Gold Producer. The Arrangement results in a combined company with four operating gold mines and two mills in Ontario’s southern Abitibi greenstone belt. The combined portfolio of assets are focused in one of the world’s most attractive and stable mining jurisdictions with the opportunity to materially expand Kirkland’s production in the near-term while maintaining attractive cash operating costs between US$600- 690/oz gold;

(ii)

Increase Reserves and Resources with Strong Exploration Potential. With the addition of the St Andrew reserve and resource base, the proven and probable reserves would increase by approximately 50% to 2.3 million ounces of gold and the measured and indicated resources approximately by 100% to 4.7 million ounces of gold. The total combined reserves and resources available to Kirkland following the Arrangement provide the potential for long-life production and the opportunity to scale production to enhance Kirkland’s leverage to the gold price. In addition, Kirkland would control a large land position in the prospective Timmins and Kirkland Lake Gold camp, including 120 kilometres of highly prospective ground along the Porcupine- Destor Fault Zone, which is under-explored and offer significant opportunities for further exploration success;

(iii)

Enhanced Capitalization and Market Presence. The combined company will have a market capitalization of over $544 million based on the closing prices of the Kirkland Shares and St Andrew’s Shares on the TSX on December 14, 2015. The increased market capitalization and increased trading liquidity following the Arrangement should result in broader investor appeal through enhanced market and analytical following;

(iv)

Exposure to an additional Producing Gold Mine. The Arrangement provides Kirkland Shareholders with exposure to St Andrew’s currently producing assets located only 70 kilometres from Kirkland’s Macassa Mine Complex;

(v)

Opportunity for Synergies. Given the close proximity of the St Andrew properties to the Kirkland Macassa Mine Complex, the Arrangement provides a unique opportunity to unlock considerable value through the realization of capital, corporate, operational and other regional synergies. It is anticipated that these synergies may allow Kirkland certain cost saving opportunities to improve the economics of the combined assets;

(vi)

Re-valuation Opportunity. The combined entity will have diversified production and cash flow, a strong balance sheet, and substantial prospects for significant growth driven by a proven management team, which creates the opportunity for a re-rating more in line with other mid-tier gold producers;

(vii)

Fairness Opinion. In the opinion of CIBC, financial advisors to the Special Committee, as at the date of the Fairness Opinion, and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the Consideration to be paid by Kirkland pursuant to the Arrangement Agreement is fair, from a financial point of view, to Kirkland;

(viii)

Alternatives to the Arrangement. Prior to entering into the Arrangement Agreement, Kirkland regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of Kirkland. The Kirkland Board, with the assistance of the Special Committee, as well as legal and financial advisors, assessed the alternatives reasonably available to Kirkland and determined that the Arrangement represents the best current prospect for maximizing shareholder value;

(ix)

Likelihood of the Arrangement Being Completed. The likelihood of the Arrangement being completed is considered by the Kirkland Board to be high, in light of the experience, reputation and financial capability of St Andrew and the absence of significant closing conditions outside the control of Kirkland, other than the Kirkland Shareholder Approval, approval by St Andrew Shareholders, the approval by the Court of the Arrangement and other regulatory approvals;

(x)

Superior Proposals. The Arrangement Agreement allows the Kirkland Board, in the exercise of its fiduciary duties, to respond to certain unsolicited Acquisition Proposals, prior to the Kirkland Shareholder Approval, which may be superior to the Arrangement. The Kirkland Board received advice from its financial and legal advisors that the deal protection terms, including the Kirkland Termination Payment, and circumstances for payment of the Kirkland Termination Payment, are within the ranges typical in the market for similar transactions and are not a significant deterrent to potential Superior Proposals;

(xi)

Kirkland Support Agreements. The directors and officers of Kirkland, who held approximately 10% of the Kirkland Shares, as of December 14, 2015, each entered into St Andrew Support Agreements pursuant to which they agreed, among other things, to vote FOR the Share Issuance Resolution; and

(xii)

Kirkland Shareholder Approvals. The Share Issuance Resolution must be approved by an affirmative vote of a simple majority of the votes cast at the Meeting by Kirkland Shareholders present in person or by proxy.

In its evaluations, the Kirkland Board also considered the recommendation, and the process undertaken, by the Special Committee. The Kirkland Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to:

(a)	existing development risks related to Kirkland’s business;

(b)	the potential impact of the non-completion of the Arrangement on the market price of the Kirkland Shares;

(c)	there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived; and

(d)	risks related to the non-completion of the Arrangement or the termination of the Arrangement Agreement.

Fairness Opinion

CIBC has provided the Special Committee its opinion that, as of the date thereof, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, the consideration to be paid by Kirkland pursuant to the Arrangement Agreement is fair, from a financial point of view, to Kirkland. See “The Arrangement - Fairness Opinion” and the complete text of the Fairness Opinion, which is attached as Appendix “D” to this Circular, which should be read in its entirety.

Selected Kirkland Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated statement of financial position has been prepared from the October 31, 2015 unaudited interim consolidated statement of financial position of Kirkland and the September 30, 2015 unaudited interim consolidated statement of financial position of St Andrew. The pro forma consolidated statement of financial position gives pro forma effect to the successful completion of the Arrangement as if the transaction occurred on October 31, 2015.

The pro forma consolidated income statement for the year ended April 30, 2015 has been prepared from the audited consolidated income statement of Kirkland for the year ended April 30, 2015 and the constructed unaudited consolidated income statement of St Andrew for the year ended March 31, 2015. The pro forma consolidated income statement for the 6 month period ended October 31, 2015 has been prepared from the unaudited interim income statement of Kirkland for the 6 months ended October 31, 2015 and the constructed unaudited interim income statement of St Andrew for the 6 months ended September 30, 2015. The pro forma consolidated income statements give effect to the successful completion of the Arrangement as if the transaction occurred on May 1, 2014 and May 1, 2015 respectively.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Kirkland and St Andrew. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Kirkland and the accompanying notes included in Appendix “E” to this Circular.

Unaudited Pro Forma Interim Consolidated Statement of Net and	6 months ended October 31, 2015
Comprehensive Income	(in thousands of dollars)
Revenue	$183,703
Expenses	$158,613
Income (Loss) before income taxes	$25,090
Net Income (Loss)	$12,803
Comprehensive Income	$12,786
Basic Income (Loss) per common share	$0.11
Diluted Income (Loss) per common share	$0.11

Unaudited Pro Forma Consolidated Statement of Net and Comprehensive	Year ended April 30, 2015
Income	(in thousands of dollars)

Revenue	$350,703
Expenses	$325,281
Income (Loss) before income taxes	$25,422
Net Income (Loss)	$17,034
Comprehensive Income	$17,146
Basic Income (Loss) per common share	$0.16
Diluted Income (Loss) per common share	$0.16

Unaudited Pro forma Consolidated Statement of Financial Position	As at October 31, 2015
(in thousands of dollars)

Total Assets	$681,981
Total Liabilities	$211,841
Total Shareholders’ Equity	$470,140

The Arrangement

Arrangement Agreement

On November 16, 2015, the Company and St Andrew entered into the Arrangement Agreement under which the parties agreed, subject to certain terms and conditions, to complete the Arrangement. This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix “C” to this Circular. See “Arrangement Agreement”.

Steps of the Arrangement

At the Effective Time the following shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a)

each issued St Andrew Share outstanding immediately prior to the Effective Time held by a St Andrew Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality, to Kirkland, free and clear of any Liens, in consideration for a debt claim against Kirkland in an amount and payable in accordance with Article 5 of the Arrangement Agreement, and:

(i)

such St Andrew Shareholder will cease to be the holder of such Dissenting Shares and will cease to have any rights as holder of such St Andrew Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 3.1(a) of the Arrangement Agreement;

(ii)	such St Andrew Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of St Andrew Shares maintained by or on behalf of St Andrew; and

(iii)	Kirkland will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens.

(b)

immediately thereafter, each issued and outstanding St Andrew Share (other than any St Andrew Share in respect of which a St Andrew Shareholder has validly exercised its Dissent Right) will be transferred to, and acquired by Kirkland, without any act or formality on the part of the holder of such St Andrew Share or Kirkland, free and clear of all Liens, in exchange for such number of Kirkland Shares equal to the Exchange Ratio, provided that the aggregate number of Kirkland Shares payable to any St Andrew Shareholder, if calculated to include a fraction of a Kirkland Share, will be rounded down to the nearest whole Kirkland Share, with no consideration being paid for the fractional share, and the name of each such St Andrew Shareholder will be removed from the register of holders of St Andrew Shares and added to the register of holders of Kirkland Shares, and Kirkland will be recorded as the registered holder of such St Andrew Shares so exchanged and will be deemed to be the legal and beneficial owner thereof.

(c)

Each St Andrew Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be exchanged for an equivalent option (each, a “Replacement Option”) to purchase from Kirkland the number of Kirkland Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of St Andrew Shares subject to such St Andrew Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Kirkland Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per St Andrew Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, vesting schedule, conditions to and manner of exercising, will be the same as St Andrew Option for which it was exchanged, and shall be governed by the terms of St Andrew Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of the St Andrew or Kirkland, as the case may be.

(d)

All other rights to be issued St Andrew Shares existing at the Effective Time and whether or not then vested or otherwise then exercisable, including without limitation arising pursuant to the acquisition by St Andrew of any option, right, title or interest in or to any real property, mining claims, leases, licenses, mineral or surface rights, shall be and be deemed to be exchanged solely for the right to be issued such number of Kirkland Shares per St Andrew Share as included in the Consideration.

(e)

Notwithstanding any vesting or exercise provisions to which a DSU might otherwise be subject, the Effective Date shall be deemed to be the Redemption Date (as defined in the DSU Plan) for all of the then issued and outstanding DSUs, and St Andrew shall pay to each holder of a DSU such cash amount as is due to such holder under the terms of the DSU Plan (less any amounts withheld pursuant to the DSU Plan or the Plan of Arrangement) and thereafter the DSU Plan will terminate and none of the former holders of DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the DSU Plan.

Completion of the Arrangement is subject to the other terms and conditions specified in the Arrangement Agreement. See “The Arrangement Agreement”.

Termination, Expenses and Termination Fees

The Arrangement Agreement may be terminated prior to the Effective Time, in the circumstances specified in the Arrangement Agreement. Kirkland is required to pay the Kirkland Termination Fee in certain circumstances. See “Arrangement Agreement – Termination”, “Arrangement Agreement – Termination Fees”, and “Arrangement Agreement – Expenses and Expenses Reimbursement”.

Conditions to the Arrangement

Completion of the Arrangement is subject to a number of specified conditions being satisfied on or prior to the Effective Time, including, but not limited to:

•	the Arrangement Resolution having been approved and adopted by the requisite amount of St Andrew Shareholders at the meeting of St Andrew Shareholders in accordance with the Interim Order;

•

the Interim Order and the Final Order having each been obtained on terms consistent with the Arrangement, and have not been set aside or modified in a manner unacceptable to either Kirkland or St Andrew, each acting reasonably, on appeal or otherwise;

•	approval of the Share Issuance Resolution having been obtained;

•	no law being in effect or threatened that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins St Andrew or Kirkland from consummating the Arrangement;

•	the conditional approval from the TSX shall having been obtained by Kirkland with respect to the issuance of the Kirkland Shares and, if required, the issuance of the Replacement Options; and

•	Competition Act Approval having been obtained on terms acceptable to Kirkland and St Andrew, each acting reasonably, and remaining in full force and effect and having not been modified.

Shareholder Approval

The Share Issuance Resolution must be approved by a simple majority of the votes cast by Kirkland Shareholders who vote in respect of the Share Issuance Resolution in person or by proxy at the Meeting being 50% plus one vote. The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by St Andrew Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at St Andrew Meeting. See “The Arrangement – Approvals”.

Court Approval

The Arrangement also requires the approval of the Court. If, among other things, Kirkland Shareholder Approval is obtained at the Meeting and St Andrew Shareholder Approval is obtained at the meeting of St Andrew Shareholders, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See “The Arrangement – Approvals – Court Approval”.

Support Agreements

The directors and senior officers of Kirkland, representing approximately 10% of the outstanding Kirkland Shares, have entered into support agreements with St Andrew pursuant to which they have agreed to vote their Kirkland Shares in favour of the Share Issuance Resolution.

The directors and senior officers of St Andrew, representing approximately 5% of the outstanding St Andrew Shares, have entered into support agreements with Kirkland pursuant to which they have agreed to vote in favour of the Arrangement. Mr. Eric Sprott has also entered into a support agreement pursuant to which he agreed to vote his St Andrew Shares in favour of the Arrangement. Other shareholders of St Andrew have entered into support agreements with Kirkland pursuant to which they have agreed to vote approximately 29% of St Andrew's outstanding shares in favour of the Arrangement.

See “The Arrangement - Support Agreements”.

Parties to the Arrangement

The Company

Kirkland is a gold producer with assets in Kirkland Lake, northeastern Ontario. Current gold production is in excess of 150,000 ounces per year and is expected to grow to over 180,000 ounces per year in the next three years as exploration and development work continue. The exploration program is aimed at maintaining a property wide reserve and resource base sufficient to sustain a mine life of more than ten years, with the current mine life estimated at between ten to fourteen years of production in a high grade gold camp.

The Company is committed to building a sustainable mining company that is recognized as a safe and responsible gold producer. Kirkland plans to evolve into an intermediate gold mining company centered in the historically robust Kirkland Lake gold camp, while evaluating opportunities for growth in other safe mining jurisdictions.

The Company’s mining business consists of five contiguous gold properties. These properties include the former Macassa mine and Lake Shore, Wright-Hargreaves, Teck-Hughes and Kirkland Minerals properties, all of which were formerly producing, underground gold mines (such five properties and mines are collectively referred to as the “Kirkland Lake Complex”). The Company’s operations are centered currently and rely heavily on the Macassa mine complex (the “Macassa Mine Complex”) which consists of the former Macassa mine and mill infrastructure and a new ore zone known as the South Mine Complex (the “SMC”). The SMC is located south of the historical 2004 Main Break system mined by these former producing properties and which are collectively known as being part of the Kirkland Lake gold camp. The SMC contributes approximately 70% of all ore production. All exploration, development and mining activities in the SMC are today supported by the former Macassa mine infrastructure, which has undergone substantial renovation and modernization since the Company acquired the property.

The Company is currently carrying out a number of developments to the Macassa Mine Complex, including: (i) underground improvements to the ventilation system; (ii) rehabilitation and extension of several levels for exploration; (iii) development of a main haulage ramp to serve the lower parts of the SMC; (iv) extensions to the paste fill system, including drilling of back-up paste fill holes; (v) development of the 5400 level in the SMC including associated infrastructure such as haulage truck load-outs, refuge station, and battery charging bays in order to bring additional stoping areas on line; (vi) development of the main haulage ramp to the 5600 level and development of this level; and (vii) construction of an ore pad at the mill complex.

St Andrew

St Andrew is a junior gold producer focused on operating, developing and exploring its assets in the Timmins Camp, northeastern Ontario, Canada, which lies within the Abitibi greenstone belt, an important host of past and present gold production in Canada. St Andrew’s objective is to become a prominent gold producer in the Timmins mining district, through exploration, development and acquisitions.

St Andrew’s Holloway Mine entered production in the fourth quarter of 2009, and the Hislop Mine commenced production in July 2010. St Andrew’s Holt Mine commenced production at the beginning of the second quarter of 2011. Ore produced from the three operations is processed at St Andrew’s Holt Mill, which has an operating capacity of processing 3,000 tonnes per day. St Andrew’s mining operations in the Timmins Camp is classified as one principal operating segment. In mid-2014, the Hislop Mine ceased mining activities as the open-pit mineral reserves at the Hislop Mine were fully depleted. In February 2015, St Andrew made the decision to advance its wholly-owned Taylor Project into commercial production by the end of the year. In November 2015, commercial production commenced at the Taylor Mine.

St Andrew also has an extensive exploration land package consisting of approximately 1,600 mining claims totalling approximately 55,600 hectares extending over 120 km from east of Timmins towards the Ontario-Québec border. These claims straddle the Porcupine-Destor Fault Zone, a prolific deformation zone known to host numerous gold deposits in the region. St Andrew does not have any foreign operations.

Risk Factors

Shareholders should consider a number of risk factors relating to the Arrangement and the Company in evaluating whether to approve the Share Issuance Resolution. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors”.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of Kirkland for use at the Meeting (or any adjournment(s) or postponement(s) thereof), to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9 on January 19, 2016 at 11:00 a.m. (Toronto time). The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by directors, officers or regular employees of Kirkland for no additional compensation. The cost of solicitation will be borne by the Company.

Appointment of Proxyholders

George Ogilvie, President and Chief Executive Officer and Perry Ing, Chief Financial Officer, the persons named in the accompanying form of proxy as proxyholders are directors or officers of Kirkland (the “Kirkland Proxyholders”). A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder’s behalf at the Meeting other than the Kirkland Proxyholders. To exercise this right, the shareholder must strike out the names of the Kirkland Proxyholders named in the form of proxy and insert the name of the shareholder’s nominee in the space provided.

Voting by Proxyholder

The Shares represented by the proxy will be voted in accordance with the instructions of the Shareholder on any ballot. A Shareholder completing the enclosed form of proxy may indicate the manner in which the persons named in the form of proxy are to vote with respect to any matter by marking an ‘X’ in the appropriate space. On any poll required or requested, those persons will vote the Shares in respect of which they are appointed in accordance with the directions, if any, given in the form of proxy provided such directions are certain.

If a Shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. If you appoint the Kirkland Proxyholders and do not indicate your voting instructions, they will vote your Kirkland Shares IN FAVOUR of the Share Issuance Resolution.

The enclosed form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. At the date of this Circular, the management of Kirkland is not aware that any amendments or variations are to be presented at the Meeting. If, however, any such amendments or variations should properly come before the Meeting, the proxies hereby solicited will be exercised in accordance with the best judgement of the nominees.

The form of proxy must be dated and signed by the Shareholder or the Shareholder’s attorney duly authorized in writing. In the case of a corporation, the form of proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

The completed form of proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with its instructions and before the time set out in the form of proxy. Forms of proxy received after such time may be accepted or rejected by the Chair of the Meeting in his sole discretion. Beneficial Shareholders must deliver their completed form of proxy in accordance with the instructions given by the Intermediary that forwarded the form of proxy to them.

Voting by Registered Shareholders

You are a Registered Shareholders if you have one or more share certificates and such certificates are registered in your name. If you are a Registered Shareholder, a form of proxy has been mailed to you together with this Circular.

Voting Options

Every registered holder of Shares at the close of business on December 14, 2015 is entitled to receive notice of, and to vote their Shares at, the Meeting. Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to either:

•	complete, sign and deliver the enclosed form of proxy c/o Proxy Dept., Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada; or

•	complete the proxy by telephone in accordance with the instructions provided on the enclosed form of proxy; or

•	complete the proxy by voting online at www.investorvote.com in accordance with the instructions provided on the enclosed form of proxy.

In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address, voted by telephone or online by January 15, 2016 (or no later than 48 hours, excluding Saturday, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed). Further instructions with respect to voting by proxy are provided in the form of proxy and above.

Voting by Beneficial Shareholders

You are a Beneficial Shareholder if you hold your Shares through (i) brokers, securities dealers, banks, trust companies, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans, or their respective agents and nominees (“Intermediaries”) or (ii) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Without specific instructions, Intermediaries are prohibited from voting Shares for their client. If you are a Beneficial Shareholder, it is vital that the form or proxy or voting instruction form (“VIF”) provided to you by the Intermediary is returned according to the instructions provided in or with such form, sufficiently in advance of the deadline specified, to ensure that they are able to provide voting instructions on your behalf.

Voting Instructions

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) of the Canadian Securities Administrators requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Circular and its form of proxy to the Intermediaries and clearing agencies for onward distribution to Beneficial Shareholders. Intermediaries are required to forward these materials to Beneficial Shareholders unless the Beneficial Shareholder has waived the right to receive them.

Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders to ensure their Shares are voted at the Meeting. The form requesting such voting instructions supplied to the Beneficial Shareholder by its Intermediary is substantially similar to the form of proxy provided directly to Registered Shareholders by the Company, however, it is limited to instructing the Registered Shareholder (that is, the Intermediary) how to vote on behalf of the Beneficial Shareholder.

Most Intermediaries in Canada and the United States delegate responsibility for obtaining instructions from clients to a third party company (or, if the Beneficial Shareholder has so consented, allows the Company or its transfer agent to do so directly) which sends a machine-readable VIF to Beneficial Shareholders and asks the Beneficial Shareholders to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party company (or the Company or its agent, if it has sent the VIF to the Beneficial Shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

The Company is sending proxy-related materials directly to non-objecting beneficial owners under NI 54-101. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of their Intermediary, the Beneficial Shareholder may attend the Meeting as proxyholder for the Intermediary and indirectly vote the Shares in that capacity. Beneficial Shareholders wishing to attend the Meeting and indirectly vote their Shares as their own proxyholder, must enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If a Beneficial Shareholder receives a VIF and does not wish to attend the Meeting as a proxyholder, the VIF must be returned, or instructions respecting the voting of Shares must be communicated, to the third party company (or the Company or its transfer agent) in advance of the Meeting to have the shares voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of Shares held through an Intermediary should contact that Intermediary for assistance.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it:

(a)

by an instrument in writing (which includes a form of proxy bearing a later date) signed by a Shareholder or the Shareholder’s attorney duly authorized in writing (in the case of a corporation, such investment must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation) which is delivered to Computershare at 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1, Canada any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof; or

(b)	by personally attending the Meeting and voting its Shares.

A Beneficial Shareholder who has submitted a form of proxy may revoke it by contacting the Intermediary through which the Beneficial Shareholder's Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

RECORD DATE AND VOTING SECURITIES

Record Date

The Kirkland Board has fixed December 14, 2015 as the Record Date for the determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either: (i) attend the Meeting personally; (ii) vote in one of the manners provided for in the form of proxy or (iii) vote in one of the manners provided for in the VIF, will be entitled to vote or to have their Shares voted at the Meeting.

Voting Securities

The authorized capital of the Company consists of an unlimited number of Shares. As at the date hereof, the Company had 80,954,117 Shares issued and outstanding as fully paid and non-assessable shares, each share carrying the right to one vote. The Shares are listed for trading on the TSX under the symbol “KGI”.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting right attached to the Shares.

THE MEETING

As set out in the Notice of Meeting, at the Meeting, Shareholders will be asked to consider and vote on the Share Issuance Resolution.

In connection with the Arrangement, Kirkland expects to issue approximately 33.4 million Kirkland Shares, based on the number of St Andrew Shares, assuming that: (i) all of the St Andrew Shares outstanding as at December 14, 2015 are acquired upon completion of the Arrangement; and (ii) all holders of St Andrew Options elect to receive Replacement Options based on the Exchange Ratio rather than exercise their St Andrew Options in advance of the successful completion of the Arrangement.

An additional 1.6 million Kirkland Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options. Together with the approximately 33.4 million Kirkland Shares to be issued in connection with the Arrangement, the total number of Kirkland Shares issued or issuable pursuant to the Plan of Arrangement, being a maximum of up to 35 million Kirkland Shares, is equal to approximately 43% of the non-diluted Kirkland Shares outstanding immediately prior to the date of this Circular.

Pursuant to the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. Accordingly, pursuant to Section 611(c) of the TSX Company Manual, in order for the Arrangement to be completed, Kirkland Shareholders must approve the Share Issuance Resolution.

Following the successful completion of the Arrangement, the Shareholders will hold approximately 71% of the Shares issued and outstanding, while St Andrew Shareholders will hold approximately 29% of the Kirkland Shares issued and outstanding (on a fully diluted in-the-money basis). In order for the Arrangement to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Kirkland Shareholders, present in person or by proxy.

THE ARRANGEMENT

Both the Kirkland Board and the St Andrew Board have approved the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement provide that Kirkland will acquire all of the outstanding St Andrew Shares subject to, among other things:

•	approval of the Share Issuance Resolution by Kirkland Shareholders;

•	approval of the Arrangement Resolution by St Andrew Shareholders;

•	approval of the Arrangement by the Court; and

•	receipt of Competition Act Approval and conditional approval of the TSX.

Pursuant to the Arrangement, St Andrew Shareholders will receive 0.0906 of a Kirkland Share for each St Andrew Share and each outstanding option of St Andrew will be exchanged for a Replacement Option. St Andrew Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their St Andrew Shares. Non-registered holders of St Andrew Shares and holders of St Andrew Options are not entitled to Dissent Rights. Dissenters’ appraisal rights are not available to Kirkland Shareholders in connection with the Arrangement. See the section of the Circular entitled “The Arrangement - Dissenting Shareholder Rights”.

The Exchange Ratio represents the equivalent of $0.47 per St Andrew Share, based on the closing price of the Shares on the date the Arrangement was announced. The Exchange Ratio implies a 46% premium based on both companies’ 20-day volume-weighted average prices and a 25% premium to St Andrew Share’s closing price, both as at the date the Arrangement was announced.

If permitted by applicable laws, Kirkland intends to delist the St Andrew Shares from the TSX as soon as practicable following the Effective Date, and to apply for a decision for St Andrew to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer.

Background to the Arrangement

The proposed Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Kirkland, St Andrew, the Special Committee, the St Andrew Special Committee and their respective legal and financial advisors.

Given the volatility of the gold markets, it has been a core part of Kirkland’s strategy during the past two years to seek opportunities to maximize shareholder value through a strategic acquisition which would diversify the production base of Kirkland’s key assets while adding a strong production growth profile. Accordingly, the Arrangement is the culmination of such efforts consistent with the strategy and realities of market conditions. The following is a summary of the principal meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Arrangement Agreement.

On April 14, 2015, Mr. George Ogilvie, President and CEO of Kirkland and Mr. Duncan Middlemiss, President and CEO of St Andrew held a meeting at the European Gold Forum in Zurich, Switzerland where initial discussions with respect to a 100% acquisition of St Andrew by Kirkland were commenced.

On July 8, 2015, the Kirkland Board met to discuss, among other things, the intention of management to actively pursue discussions with St Andrew. At this time it was noted to the Kirkland Board that parties were desirous of entering into a mutual confidentiality agreement. Mr. Sprott disclosed to the Kirkland Board that he held St Andrew Shares, noted his conflict and abstained from voting on the matter.

On July 10, 2015, Kirkland and St Andrew entered into a mutual confidentiality agreement and provided each other with its due diligence documentation. On July 10, 2015, representatives of Kirkland met representatives of St Andrew to discuss the due diligence process going forward and to introduce the respective company representatives to each other.

In late August 2015, Mr. Ogilvie contacted Macquarie Capital regarding a possible advisory assignment relating to a potential transaction with St Andrew.

On September 3, 2015, Mr. Sprott, Mr. Ogilvie and Ms. Ramcharan met with Mr. Abramson and Mr. Middlemiss and the St Andrew Board, at the offices of St Andrew to review a high level analysis of a proposed transaction, highlighting the merits of the pro forma company. At this time, the specific structure and terms regarding a proposed transaction were not discussed.

On September 10, 2015, the Kirkland Board met to discuss, among other things, a potential transaction pursuant to which it was proposed that Kirkland would acquire all of the issued and outstanding common shares of St Andrew. At this meeting, the Kirkland Board formed a special committee of independent board members (the “Special Committee”) consisting of Mr. Barry Cooper as Chair, with Mr. Jeffrey Parr and Ms. Dawn Whittaker.

On September 17, 2015, the Special Committee met to discuss among other things, the need to retain an independent financial advisor to provide a fairness opinion to the Special Committee and the engagement of a financial advisor for Kirkland.

Between September 22 and September 23, 2015, representatives of Kirkland completed a site visit of the St Andrew properties.

On September 28, 2015, Kirkland formally retained Macquarie Capital as an exclusive financial advisor to Kirkland and the Kirkland Board regarding the Arrangement and to assist in the negotiations of a transaction.

On September 29, 2015, the Special Committee met to discuss, among other things, the internal due diligence reports which had been prepared by management of Kirkland based on the St Andrew information posted in its data room. In addition, the Special Committee reviewed a preliminary financial analysis prepared by Macquarie Capital.

On October 8, 2015, representatives of St Andrew attended the Macassa Mine Complex for a site visit.

Following further negotiation between the representatives of Kirkland and St Andrew, as well as with their respective legal and financial advisors, and the approvals of both the Kirkland Board and the Special Committee, the parties entered into a non-binding letter agreement on October 30, 2015 (the “Letter Agreement”), which set out the high level terms and conditions of a potential business combination transaction between the parties. The Letter Agreement included a binding two week exclusivity provision, with a one week extension if required, allowing each party to complete confirmatory due diligence.

Following the execution of the Letter Agreement, Kirkland engaged various independent consultants to complete an in depth technical, engineering, financial and legal review of St Andrew. During the first two weeks of November, representatives of both Kirkland and St Andrew, including their legal and financial advisors negotiated the terms of the definitive Arrangement Agreement setting forth the terms and conditions of the proposed transaction, along with the Plan of Arrangement and the related disclosure memorandums of each of Kirkland and St Andrew.

Between November 5 and November 6, 2015, Kirkland hosted various representatives from St Andrew at its Macassa Mine Complex.

On November 9, 2015, the Special Committee engaged CIBC World Markets Inc. (“CIBC”) to act as its financial advisor and to provide the Special Committee with a fairness opinion with respect to the proposed transaction.

The parties concluded their respective confirmatory due diligence on one another on November 13, 2015.

On November 13, 2015, the Special Committee received a presentation together with an oral opinion from CIBC, subsequently confirmed in writing, to the effect that, as of the date thereof, and based upon and subject to the assumptions, qualifications and limitations stated in its opinion, the consideration to be paid by Kirkland pursuant to the Arrangement Agreement was fair, from a financial point of view, to Kirkland.

On November 15, 2015, the Special Committee met to consider the final terms of the Arrangement Agreement and received a presentation from management giving thorough background of the negotiations which had taken place to date and the summary of the results of the independent third party due diligence which had been completed with respect to St Andrew. Based upon the review of the proposed terms and after receiving the presentation and oral opinion of CIBC, the Special Committee determined that the Arrangement was fair from a financial point of view to Kirkland and resolved to recommend that the Board approve entering into the Arrangement Agreement.

On November 15, 2015, following the meeting of the Special Committee, the Kirkland Board met to consider the final terms of the Arrangement Agreement and to receive a presentation from Macquarie Capital which indicated the transaction was favourable to shareholders of Kirkland. Based on the factors considered by the Board, including the recommendation of the Special Committee, and subject to certain minor amendments to be addressed by management, the Board resolved to enter into the Arrangement Agreement.

The Arrangement Agreement was subsequently executed and publicly announced by joint news release at approximately 5:30 p.m. on November 16, 2015. In addition, Kirkland and St Andrew each received from the other voting support agreements providing that the holders of approximately 10% of Kirkland Shares and the holders of approximately 35% of the St Andrew Shares (including the Chair of Kirkland) will vote in favour of the Share Issuance Resolution and the Arrangement, respectively.

Recommendation of the Special Committee

The Special Committee, having taken into account the Fairness Opinion and such other matters it considered relevant, unanimously determined that the consideration to be paid by Kirkland is fair to the Company and that the Arrangement is in the best interests of the Company. Accordingly, the Special Committee unanimously recommended that the Kirkland Board approve the Arrangement and recommend that the Shareholders vote FOR the Share Issuance Resolution.

Recommendation of the Kirkland Board

After careful consideration and taking into account, among other things, the recommendation of the Special Committee and the Fairness Opinion and after receiving financial advice from Macquarie Capital, the Kirkland Board (other than Eric Sprott who abstained) determined that the consideration to be paid by Kirkland is fair to the Company and that the Arrangement is in the best interests of the Company. ACCORDINGLY, THE KIRKLAND BOARD RECOMMENDS THAT KIRKLAND SHAREHOLDERS VOTE FOR THE SHARE ISSUANCE RESOLUTION.

Eric Sprott, Chairman of the Kirkland Board, abstained from voting on the Arrangement. Mr. Sprott owns 13,349,000 St Andrew Shares representing approximately 3.6% of the issued and outstanding common shares of St Andrew. Accordingly, pursuant to the provisions of the CBCA, he provided a disclosure of interest to the Kirkland Board and recused himself from voting on the Arrangement. Mr. Sprott has entered into a Kirkland Support Agreement pursuant to which he agreed to vote his St Andrew Shares in favour of the Arrangement. Furthermore, prior to commencing negotiations with respect to the Arrangement, Mr. Sprott entered into loan agreements with a certain Supporting St Andrew Shareholder in connection with which Mr. Sprott has received pledges of an aggregate of 12,500,000 St Andrew Shares, representing approximately 3.4% of the issued and outstanding St Andrew Shares, to secure interest and principal payments under the loans made by Mr. Sprott.

In the event that the Supporting St Andrew Shareholder defaults on these loans, Mr. Sprott may be entitled to receive additional St Andrew Shares. Any such additional St Andrew Shares received by Mr. Sprott would be voted in favour of the Arrangement as set out in the support agreement entered into between St Andrew and Mr. Sprott. See “The Arrangement – Support Agreements”.

Fairness Opinion

Pursuant to a letter agreement dated November 9, 2015, the Special Committee retained CIBC as its exclusive financial advisor in connection with the Arrangement. CIBC, as part of its engagement, has agreed to render a written opinion as to the fairness, from a financial point of view, to Kirkland of the consideration to be paid by Kirkland pursuant to the Arrangement Agreement. CIBC was not engaged to make (and has not made) an independent formal valuation of Kirkland or St Andrew of their respective material assets or securities.

At a meeting on November 13, 2015, CIBC provided the Special Committee with an oral opinion, which was subsequently confirmed in a written opinion, to the effect that, based on its review and subject to the assumptions, limitations and qualifications contained therein, CIBC was of the opinion that, as of the date of the written opinion, the consideration to be paid by Kirkland pursuant to the Arrangement Agreement was fair, from a financial point of view, to Kirkland.

The full text of the written opinion of CIBC dated November 13, 2015 which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is set out as Appendix “D” to this Circular. The CIBC opinion was prepared at the request and for the information of the Special Committee. The opinion is directed only to the fairness, from a financial point of view, of the consideration payable by Kirkland pursuant to the Arrangement Agreement, and is only one of a number of factors taken into consideration by the Board in considering the Arrangement and does not constitute a recommendation of any kind to any Kirkland Shareholder as to how such shareholder should vote with respect to the matters to be considered at the Meeting. The foregoing summary of the opinion is qualified in its entirety by the full text of the opinion which is attached as Appendix “D” to this Circular.

Under its engagement letter with CIBC, Kirkland had agreed to pay CIBC a fixed fee for rendering its opinion. CIBC will not receive any additional fees for its services in connection with the Arrangement and no portion of the fixed fee payable to CIBC is contingent upon the completion of the Arrangement. Kirkland has also agreed to indemnify CICB against certain liabilities. In the ordinary course of its business, CIBC and its affiliates may actively trade in the debt and equity securities of Kirkland and St Andrew for their and such affiliates’ accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. CIBC may continue providing investment banking services to Kirkland following completion of the Arrangement.

Reasons for the Arrangement

The Kirkland Board reviewed and considered a significant amount of information and a number of factors relating to the Arrangement with the benefit of the recommendations of the Special Committee and advice from Kirkland’s senior management and Kirkland’s financial, legal and technical advisors. The following is a summary of the principal reasons for the unanimous conclusion of the Kirkland Board (excluding Mr. Eric Sprott who declared his interest in the Arrangement and abstained from voting) that the Arrangement is in the best interests of, and is fair to Kirkland, the unanimous determination of the Kirkland Board (with Mr. Eric Sprott declaring his interest and refraining from voting) to approve the Arrangement and authorize its submission to Kirkland Shareholders for approval, and the unanimous recommendation of the Kirkland Board (with Mr. Eric Sprott declaring his interest and refraining from voting) that Kirkland shareholders vote FOR the Share Issuance Resolution:

(i)

Creation of an Ontario Focused Intermediate Gold Producer. The Arrangement results in a combined company with four operating gold mines and two mills in Ontario’s southern Abitibi greenstone belt. The combined portfolio of assets are focused in one of the world’s most attractive and stable mining jurisdictions with the opportunity to materially expand Kirkland’s production in the near-term while maintaining attractive cash operating costs between US$600- 690/oz gold;

(ii)

Increase Reserves and Resources with Strong Exploration Potential. With the addition of the St Andrew reserve and resource base, the proven and probable reserves would increase by approximately 50% to 2.3 million ounces of gold and the measured and indicated resources approximately by 100% to 4.7 million ounces of gold. The total combined reserves and resources available to Kirkland following the Arrangement provide the potential for long-life production and the opportunity to scale production to enhance Kirkland’s leverage to the gold price. In addition, Kirkland would control a large land position in the prospective Timmins and Kirkland Lake Gold camp, including 120 kilometres of highly prospective ground along the Porcupine- Destor Fault Zone, which is under-explored and offer significant opportunities for further exploration success;

(iii)

Enhanced Capitalization and Market Presence. The combined company will have a market capitalization of over $544 million based on the closing prices of the Kirkland Shares and St Andrew’s Shares on the TSX on December 14, 2015. The increased market capitalization and increased trading liquidity following the Arrangement should result in broader investor appeal through enhanced market and analytical following;

(iv)

Exposure to an additional Producing Gold Mine. The Arrangement provides Kirkland Shareholders with exposure to St Andrew’s currently producing assets located only 70 kilometres from Kirkland’s Macassa Mine Complex;

(v)

Opportunity for Synergies. Given the close proximity of the St Andrew properties to the Kirkland Macassa Mine Complex, the Arrangement provides a unique opportunity to unlock considerable value through the realization of capital, corporate, operational and other regional synergies. It is anticipated that these synergies may allow Kirkland certain cost saving opportunities to improve the economics of the combined assets;

(vi)

Re-valuation Opportunity. The combined entity will have diversified production and cash flow, a strong balance sheet, and substantial prospects for significant growth driven by a proven management team, which creates the opportunity for a re-rating more in line with other mid-tier gold producers;

(vii)

Fairness Opinion. In the opinion of CIBC, financial advisors to the Special Committee, as at the date of the Fairness Opinion, and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the Consideration to be paid pursuant to the Arrangement Agreement is fair, from a financial point of view, to Kirkland;

(viii)

Alternatives to the Arrangement. Prior to entering into the Arrangement Agreement, Kirkland regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of Kirkland. The Kirkland Board, with the assistance of the Special Committee, as well as legal and financial advisors, assessed the alternatives reasonably available to Kirkland and determined that the Arrangement represents the best current prospect for maximizing shareholder value;

(ix)

Likelihood of the Arrangement Being Completed. The likelihood of the Arrangement being completed is considered by the Kirkland Board to be high, in light of the experience, reputation and financial capability of St Andrew and the absence of significant closing conditions outside the control of Kirkland, other than the Kirkland Shareholder Approval, approval by St Andrew Shareholders, the approval by the Court of the Arrangement and other regulatory approvals;

(x)

Superior Proposals. The Arrangement Agreement allows the Kirkland Board, in the exercise of its fiduciary duties, to respond to certain unsolicited Acquisition Proposals, prior to the Kirkland Shareholder Approval, which may be superior to the Arrangement. The Kirkland Board received advice from its financial and legal advisors that the deal protection terms, including the Kirkland Termination Payment, and circumstances for payment of the Kirkland Termination Payment, are within the ranges typical in the market for similar transactions and are not a significant deterrent to potential Superior Proposals;

(xi)

Kirkland Support Agreements. The directors and officers of Kirkland, who held approximately 10% of the Kirkland Shares, as of December 14, 2015, each entered into St Andrew Support Agreements pursuant to which they agreed, among other things, to vote FOR the Share Issuance Resolution; and

(xii)

Kirkland Shareholder Approvals. The Share Issuance Resolution must be approved by an affirmative vote of a simple majority of the votes cast at the Meeting by Kirkland Shareholders present in person or by proxy.

In its evaluations, the Kirkland Board also considered the recommendation, and the process undertaken, by the Special Committee. The Kirkland Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to:

(a)	existing development risks related to Kirkland’s business;

(b)	the potential impact of the non-completion of the Arrangement on the market price of the Kirkland Shares;

(c)	there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived; and

(d)	risks related to the non-completion of the Arrangement or the termination of the Arrangement Agreement.

Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement in Appendix “C” to this Circular.

At the Effective Time the following shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a)

each issued St Andrew Share outstanding immediately prior to the Effective Time held by a St Andrew Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality, to Kirkland, free and clear of any Liens, in consideration for a debt claim against Kirkland in an amount and payable in accordance with Article 5 of the Arrangement Agreement, and:

(i)

such St Andrew Shareholder will cease to be the holder of such Dissenting Shares and will cease to have any rights as holder of such St Andrew Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 3.1(a) of the Arrangement Agreement;

(ii)	such St Andrew Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of St Andrew Shares maintained by or on behalf of St Andrew; and

(iii)	Kirkland will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens.

(b)

immediately thereafter, each issued and outstanding St Andrew Share (other than any St Andrew Share in respect of which a St Andrew Shareholder has validly exercised its Dissent Right) will be transferred to, and acquired by Kirkland, without any act or formality on the part of the holder of such St Andrew Share or Kirkland, free and clear of all Liens, in exchange for such number of Kirkland Shares equal to the Exchange Ratio, provided that the aggregate number of Kirkland Shares payable to any St Andrew Shareholder, if calculated to include a fraction of a Kirkland Share, will be rounded down to the nearest whole Kirkland Share, with no consideration being paid for the fractional share, and the name of each such St Andrew Shareholder will be removed from the register of holders of St Andrew Shares and added to the register of holders of Kirkland Shares, and Kirkland will be recorded as the registered holder of such St Andrew Shares so exchanged and will be deemed to be the legal and beneficial owner thereof.

(c)

each St Andrew Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be exchanged for an equivalent option (each, a “Replacement Option”) to purchase from Kirkland the number of Kirkland Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of St Andrew Shares subject to such St Andrew Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Kirkland Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per St Andrew Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, vesting schedule, conditions to and manner of exercising, will be the same as St Andrew Option for which it was exchanged, and shall be governed by the terms of the St Andrew Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of St Andrew or Kirkland, as the case may be.

(d)

all other rights to be issued St Andrew Shares existing at the Effective Time and whether or not then vested or otherwise then exercisable, including without limitation arising pursuant to the acquisition by St Andrew of any option, right, title or interest in or to any real property, mining claims, leases, licenses, mineral or surface rights, shall be and be deemed to be exchanged solely for the right to be issued such number of Kirkland Shares per St Andrew Share as included in the Consideration.

(e)

notwithstanding any vesting or exercise provisions to which a DSU might otherwise be subject, the Effective Date shall be deemed to be the Redemption Date (as defined in the DSU Plan) for all of the then issued and outstanding DSUs, and St Andrew shall pay to each holder of a DSU such cash amount as is due to such holder under the terms of the DSU Plan (less any amounts withheld pursuant to the DSU Plan or the Plan of Arrangement) and thereafter the DSU Plan will terminate and none of the former holders of DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the DSU Plan.

When the Arrangement Becomes Effective

The Arrangement requires the approval of the Court. If, among other things, Kirkland Shareholder Approval is obtained at the Meeting and St Andrew Shareholder Approval is obtained at the meeting of St Andrew Shareholders, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See “The Arrangement – Approvals – Court Approval”.

Replacement Options

Each St Andrew Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be exchanged for a Replacement Option to purchase from Kirkland the number of Kirkland Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of St Andrew Shares subject to such St Andrew Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Kirkland Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per St Andrew Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Exchange Ratio.

All terms and conditions of a Replacement Option, including the term to expiry, vesting schedule, conditions to and manner of exercising, will be the same as St Andrew Option for which it was exchanged, and shall be governed by the terms of the St Andrew Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of St Andrew or Kirkland, as the case may be.

Following the completion of the Arrangement, Kirkland will administer two standalone stock option plans. Current and future holders of Kirkland options will be subject to the New Incentive Plan, as approved by Shareholders on October 22, 2015, and holders of Replacement Options will be subject to the St Andrew Option Plan. The Kirkland Board does not intend to seek approval of Shareholders in respect of the St Andrew Option Plan. Pursuant section 8.1(a)(iii) of the St Andrew Option Plan, the St Andrew Board may alter the termination provisions of an option or of the St Andrew Option Plan, provided that such change does not entail an extension beyond the expiry date of such option.

Fractional Shares

Kirkland will not be required to issue or deliver fractions of Consideration Shares or to distribute share certificates which evidence fractional Consideration Shares and such Consideration Shares shall be rounded down to the nearest whole number.

Arrangement Consideration

Pursuant to the Arrangement Agreement, St Andrew Shareholders will receive 0.0906 of a Kirkland Share for each St Andrew Share and each outstanding option of St Andrew will be exchanged for a Kirkland option entitling the holder to a number of Kirkland Shares. The issuance of the Consideration Shares to St Andrew Shareholders requires the approval of Kirkland Shareholders. St. Andrew Shareholders will not be entitled to fractional Kirkland Shares in connection with the Arrangement. See “The Arrangement – Plan of Arrangement”.

Support Agreements

The following is a summary of the principal terms of the support agreements entered into by the directors, senior officers and certain shareholders of each of Kirkland and St Andrew.

St Andrew Support Agreements

On November 16, 2015, the directors and senior officers of Kirkland (the “Supporting Kirkland Shareholders”), representing approximately 10% of the outstanding Kirkland Shares, have entered into support agreements with St Andrew (the “St Andrew Support Agreement”). The St Andrew Support Agreement set forth, among other things, the agreement of such directors and senior officers to vote their Kirkland Shares in favour of the Share Issuance Resolution.

Pursuant to the St Andrew Support Agreement, each Supporting Kirkland Shareholder has agreed to vote any Kirkland Share owned legally or beneficially by the Supporting Kirkland Shareholder, directly or indirectly, or over which he or she exercises control or direction over in favour of the Share Issuance Resolution and against any Acquisition Proposal and/or any matter that could reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement, including without limitation any amendment to the articles or by-laws of Kirkland or its respective corporate structure or capitalization.

Under the terms of the St Andrew Support Agreement, St Andrew has acknowledged that any Supporting Kirkland Shareholder who is also a director or officer of Kirkland is bound under the St Andrew Support Agreement only in such person’s capacity as a Kirkland Shareholder, and not in his or her capacity as a director or officer.

This St Andrew Support Agreement may terminate upon: (a) the mutual agreement of St Andrew and the Supporting Kirkland Shareholder in writing; (b) a material amendment being made to the Arrangement Agreement without the Supporting Kirkland Shareholder’s consent which would have a material adverse impact on the Supporting Kirkland Shareholder; (c) the Effective Date; and (d) the termination of the Arrangement Agreement in accordance with its terms.

Kirkland Support Agreements

On November 16, 2015, the directors and senior officers of St Andrew, representing approximately 5% of the outstanding St Andrew Shares, entered into support agreements with Kirkland (the “Kirkland Support Agreement”). Kirkland Support Agreements set forth, among other things, the agreement of such directors and senior officers to vote their St Andrew Shares in favour of the Arrangement Resolution. Other shareholders of St Andrew have entered into support agreements pursuant to which they have agreed to vote approximately 29% of St Andrew's outstanding shares in favour of the Arrangement (together with directors and senior officers of St Andrew subject to the Kirkland Support Agreement, the “Supporting St Andrew Shareholders”).

The number of shares that are subject to certain of these support agreements may decrease, as these support agreements provide that such shareholders may sell such number of St Andrew Shares to the extent necessary to meet financial obligations existing prior to the date of their support agreement, the existence of which has been disclosed to the Company.

Pursuant to the Kirkland Support Agreement, each Supporting St Andrew Shareholder has agreed to vote any St Andrew Share owned legally or beneficially by the Supporting St Andrew Shareholder, directly or indirectly, or over which he or she exercises control or direction in favour of the Arrangement Resolution and against any Acquisition Proposal and/or any matter that could reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement, including without limitation any amendment to the articles or by-laws of St Andrew or its respective corporate structure or capitalization.

Under the terms of the Kirkland Support Agreement, Kirkland has acknowledged that any Supporting St Andrew Shareholder who is also a director or officer of St Andrew is bound under the Kirkland Support Agreement only in such person’s capacity as a St Andrew Shareholder, and not in his or her capacity as a director or officer.

Kirkland has also acknowledged that a Supporting St Andrew Shareholder who has fiduciary or contractual obligations to clients in his capacity as a registrant under securities laws is bound under the Kirkland Support Agreements only in his capacity as a St Andrew Shareholder and not in his capacity as a registrant.

This Kirkland Support Agreement may terminate upon: (a) the mutual agreement of Kirkland and the Supporting St Andrew Shareholder in writing; (b) a material amendment being made to the Arrangement Agreement without the Supporting St Andrew Shareholder’s consent which would have a material adverse impact on the Supporting St Andrew Shareholder; (c) the Effective Date; and (d) the termination of the Arrangement Agreement in accordance with its terms.

Regulatory Matters

Competition Act Approval

Part IX of the Competition Act requires that the Commissioner of Competition (the “Commissioner”) be notified of certain types of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to the transaction.

The parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner or the Commissioner has waived the parties’ notification obligation. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act to the Competition Tribunal (a “No Action Letter”).

Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an ARC or, if he is not prepared to issue an ARC, a No Action Letter. A transaction in respect of which an ARC is issued pursuant to Section 102 of the Competition Act is exempt from the notification requirements of Part IX of the Competition Act. Where the Commissioner issues a No Action Letter in lieu of an ARC, he may waive the notifying parties’ obligation to submit a notification if in their ARC request they supplied the Commissioner with information that is substantially similar to the information required in a notification pursuant to Subsection 114(1) and the applicable regulation (a “Waiver”).

The transactions contemplated by the Arrangement constitute a “merger” and a Notifiable Transaction for the purposes of the Competition Act. Kirkland and St Andrew submitted a request for an ARC or, in the alternative a No Action Letter and Waiver, to the Commissioner on November 25, 2015. The ARC was subsequently received on December 4, 2015.

Approvals

Kirkland Shareholder Approval

In order for the Arrangement to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Kirkland Shareholders, present in person or by proxy. See “The Meeting”.

St Andrew Shareholder Approval

Subject to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds (66 2/3%) of the votes cast by St Andrew Shareholders, present in person or represented by proxy, at the meeting of St Andrew Shareholders.

Court Approval

The OBCA requires that St Andrew obtain the approval of the Court in respect of the Arrangement.

On December 14, 2015, St Andrew obtained the Interim Order which provides for the calling and holding of St Andrew Meeting and other procedural matters, and filed a Notice of Application for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application are attached as Appendix G and Appendix H, respectively, to the St Andrew management information circular dated December 15, 2015 that was mailed to St Andrew Shareholders in connection with the Arrangement.

The Court hearing in respect of the Final Order is scheduled for January 22, 2016 at 10:00 a.m. (Toronto time), subject to the approval of the Arrangement Resolution at St Andrew Meeting. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Kirkland Shares and Replacement Options to be issued on completion of the Arrangement to St Andrew Shareholders and St Andrew Optionholders, as applicable, pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each St Andrew Shareholder will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement. Assuming that all of the conditions to the Arrangement are satisfied, Kirkland expects the Arrangement to become effective on or about January 26, 2016.

Dissenting Shareholder Rights

Under applicable Canadian law, Kirkland Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution. Any registered St Andrew Shareholder who properly dissents from the Arrangement Resolution in accordance with the OBCA and the Interim Order will be entitled, in the event the transaction becomes effective, to be paid by Kirkland in accordance with the terms of the Plan of Arrangement, the fair value of St Andrew Shares held by the dissenting shareholder.

THE ARRANGEMENT AGREEMENT

On November 16, 2015, Kirkland and St Andrew entered into an Arrangement Agreement, which set forth the terms of the Arrangement. A summary of the principal terms of the Arrangement is provided in the Circular. The summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement. The Arrangement Agreement is available on SEDAR at www.sedar.com and is attached as Appendix “C” to this Circular.

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Kirkland will acquire all of the outstanding St Andrew Shares. The Arrangement Agreement and Plan of Arrangement provide that Kirkland will acquire each outstanding St Andrew Share (other than those held by St Andrew Shareholders who properly exercise their Dissent Rights) in exchange for 0.0906 of a Kirkland Share.

The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that at the Effective Time, a series of events shall occur without any further act or formality thereby giving effect to the transactions contemplated by the Arrangement. See “The Arrangement – Plan of Arrangement”.

Conditions

Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by St Andrew Shareholders at the St Andrew Meeting in accordance with the Interim Order.

(2)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either St Andrew or Kirkland, each acting reasonably, on appeal or otherwise.

(3)	Kirkland Shareholder Approval. Kirkland Shareholder Approval of the Share Issuance Resolution shall have been obtained.

(4)	Illegality. No Law is in effect or threatened that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins St Andrew or Kirkland from consummating the Arrangement.

(5)

TSX Approval. The conditional approval from the TSX shall have been obtained by Kirkland with respect to the issuance of the Consideration Shares and, if required, the issuance of the Replacement Options.

(6)

Competition Act Approval. Competition Act Approval has been obtained on terms acceptable to St Andrew and Kirkland, each acting reasonably, and Competition Act Approval remains in full force and effect and having not been modified.

Additional Conditions Precedent to the Obligations of Kirkland

Kirkland is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Kirkland and may only be waived, in whole or in part, by Kirkland in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of St Andrew (including those in Schedule C of the Arrangement Agreement) which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representations and warranties set forth Section 5.1(3) of the Arrangement Agreement were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of St Andrew were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and St Andrew has delivered a certificate confirming same to Kirkland, executed by two (2) senior officers of St Andrew (in each case without personal liability) addressed to Kirkland and dated the Effective Date.

(2)

Performance of Covenants. St Andrew has fulfilled or complied in all material respects with each of the covenants of St Andrew contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Kirkland, executed by two (2) senior officers of St Andrew (in each case without personal liability) addressed to Kirkland and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person in any jurisdiction that is reasonably likely to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Kirkland’s ability to acquire, hold, or exercise full rights of ownership over, any St Andrew Shares, including the right to vote St Andrew Shares;

(b)

prohibit or restrict the Arrangement, or the ownership or operation by Kirkland of the business or assets of Kirkland, St Andrew, or compel Kirkland to dispose of or hold separate any material portion of the business or assets of Kirkland, St Andrew as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect with respect to St Andrew.

(4)	Dissent Rights. Dissent Rights have not been exercised and not withdrawn with respect to more than 7.5% of the issued and outstanding St Andrew Shares.

(5)

No Material Adverse Effect. There shall not have occurred or exist a Material Adverse Effect with respect to St Andrew that has not been publicly disclosed by St Andrew prior to the date of the Arrangement Agreement or disclosed to Kirkland in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to St Andrew and Kirkland shall have received a certificate signed on behalf of St Andrew by the chief executive officer and chief financial officer (in each case without personal liability) of St Andrew to such effect.

Additional Conditions Precedent to the Obligations of St Andrew

St Andrew is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of St Andrew and may only be waived, in whole or in part, by St Andrew in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of Kirkland (including those in Schedule D of the Arrangement Agreement) which are qualified by references to materiality and the representations and warranties set forth in Section 5.2(3) of the Arrangement Agreement were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of Kirkland were true and correct as of the date of the Arrangement Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Kirkland has delivered a certificate confirming same to St Andrew, executed by two (2) senior officers of Kirkland (in each case without personal liability) addressed to St Andrew and dated the Effective Date.

(2)

Performance of Covenants. Kirkland has fulfilled or complied in all material respects with each of the covenants of Kirkland contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to St Andrew, executed by two (2) senior officers of Kirkland (in each case without personal liability) addressed to St Andrew and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person in any jurisdiction that is reasonably likely to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Kirkland's ability to acquire, hold, or exercise full rights of ownership over, any St Andrew Shares, including the right to vote St Andrew Shares;

(b)

prohibit or restrict the Arrangement, or the ownership or operation by Kirkland of the business or assets of Kirkland, St Andrew, or compel Kirkland to dispose of or hold separate any material portion of the business or assets of Kirkland, St Andrew as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect with respect to Kirkland.

(4)

No Material Adverse Effect. There shall not have occurred or exist a Material Adverse Effect with respect to Kirkland that has not been publicly disclosed by Kirkland prior to the date hereof or disclosed to St Andrew in writing prior to the date hereof, and since the date of the Arrangement Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to Kirkland and St Andrew shall have received a certificate sighed on behalf of Kirkland by the chief executive officer and chief financial officer (in each case without personal liability) of Kirkland to such effect.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by Kirkland and St Andrew. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the parties in connection with negotiating its terms. In particular, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure to Kirkland Shareholders, or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement contains customary representations and warranties of Kirkland relating to, among other things: organization and qualification; authority and enforceability; subsidiaries; capitalization; government approvals, notices and filings; third party consents, approvals and notices; financial statements; reporting status and securities laws matters; books and records; disclosure controls; internal control; absence of other liabilities; absence of changes; mineral properties; mineral reserves and resources; material contracts; intellectual property rights; employment and labour relations; environmental; taxes; insurance; authorizations; compliance with laws; related party transactions; restrictions on conduct of business; litigation; auditors; arrangements with St Andrew Shareholders; and Kirkland Board and Special Committee approval.

Covenants

Conduct of Business of St Andrew

(1)	Until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, St Andrew shall conduct business in the Ordinary Course.

(2)

Without limiting the generality of Section 4.1(1) of the Arrangement Agreement, and without derogating from the obligations of St Andrew in Section 4.2 of the Arrangement Agreement, St Andrew shall use reasonable commercial efforts to preserve intact the current business organization of St Andrew, keep available the services of the present employees and agents of St Andrew and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with St Andrew and, except with the prior written consent of Kirkland, such consent not to be unreasonably conditioned, withheld or delayed, St Andrew shall not, directly or indirectly:

(a)	amend its Constating Documents (other than as contemplated under the Arrangement Agreement or in connection with the Arrangement);

(b)

split, combine, consolidate or reclassify any shares of its capital stock, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of St Andrew Shares;

(d)

issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for the issuance of St Andrew Shares issuable upon the exercise of the currently outstanding St Andrew Options;

(e)

other than in respect of existing budgeted expenditures as disclosed in St Andrew Filings and St Andrew Data Room, or as otherwise permitted by Section 4.1(2)(h) of the Arrangement Agreement, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

(f)	reorganize, amalgamate, combine or merge St Andrew with any other Person;

(g)

sell, lease, transfer or otherwise dispose of any of its assets except for (i) assets which are obsolete and which individually or in the aggregate do not exceed $3,000,000, or (ii) inventory sold in the Ordinary Course;

(h)

make any capital expenditure or commitment to do so, except with respect to the development of St Andrew’s mines as disclosed in St Andrew Filings, which individually or in the aggregate do not exceed $9,000,000, provided however that all capital expenditures in the amount of $500,000 or greater which are not subject to an executed contract with St Andrew shall require the prior written consent of Kirkland, not to be unreasonably withheld or delayed, before such expenditure may be incurred;

(i)	prepay any indebtedness for borrowed money before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(j)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(l)

pay any bonus or profit sharing distribution or similar payment of any kind, except in the Ordinary Course and consistent with past practice, to a maximum aggregate bonus, distribution or payment of $2,400,000, provided that payments of bonuses covered by this subparagraph (l) may be made by St Andrew at any time prior to the Effective Time (but in no event earlier than January 1, 2016) and provided further that concurrently with the payment of any bonuses hereunder, St Andrew shall deliver to Kirkland a detailed summary outlining: (A) the name of each employee who received a bonus; (B) the amount of bonus that was paid, together with a comparison showing the amount of bonus paid to such employee for the immediately preceding fiscal year; (C) St Andrew’s assessment of the key performance indicators that merited that the payment of such bonus; and (D) any other information that Kirkland may request, acting reasonably;

(m)	except as required by IFRS, make any change in St Andrew’s methods of accounting;

(n)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees, except for non-executive employees in the Ordinary Course and consistent with past practice;

(o)

(i) create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement with) any St Andrew Employee, director or executive officer of St Andrew; (ii) change the benefits payable under any existing severance or termination pay policies with any St Andrew Employee, director or executive officer of St Andrew; (iii) change the benefits payable under any employment agreements with any St Andrew Employee, director or executive officer of St Andrew; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement, except as necessary to comply with Law or with respect to existing provisions of such plans) with any director or executive officer of St Andrew; or (v) change compensation, bonus levels or other benefits payable to any director or executive officer of St Andrew or to any St Andrew Employee;

(p)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(q)	compromise or settle any litigation, proceeding or governmental investigation;

(r)

except in the Ordinary Course, amend or modify in any material respect, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, other than St Andrew may terminate its engagement letter dated June 22, 2015 with Investec Bank plc and pay the termination fees and expenses pursuant thereto;

(s)

except as contemplated in Section 4.9 of the Arrangement Agreement, amend, modify or terminate any material insurance (or re-insurance) policy of St Andrew in effect on the date of the Arrangement Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(t)	abandon or fail to diligently pursue any application for any material licences, permits, authorizations or registrations; or

(u)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

St Andrew Covenants Regarding the Arrangement

(1)

St Andrew shall use reasonable commercial efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)

using reasonable commercial efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement (including the consent required in respect of St Andrew’s existing leasing facility with HSBC), in each case, on terms that are reasonably satisfactory to Kirkland;

(b)

using its reasonable commercial efforts to, on prior written approval of Kirkland, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement;

(c)

carrying out in accordance with and subject to the terms of the Arrangement Agreement, the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to the Arrangement Agreement or the Arrangement; and

(d)

not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(2)	St Andrew shall promptly notify Kirkland of:

(a)

any Material Adverse Effect with respect to St Andrew or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect with respect to St Andrew;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with the Arrangement Agreement or the Arrangement;

(c)

any notice or other communication from any Governmental Entity in connection with the Arrangement Agreement (and St Andrew shall contemporaneously provide a copy of any such written notice or communication to Kirkland); or

(d)

any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting St Andrew or that relate to the Arrangement Agreement or the Arrangement.

Kirkland Covenants Regarding Conduct of Business and regarding the Arrangement

(1)

From the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required by applicable Law, consented to by St Andrew in writing, or otherwise expressly permitted by the Arrangement Agreement, Kirkland shall:

(a)

conduct its business only in the Ordinary Course consistent with past practice and to the extent consistent therewith, use its reasonable commercial efforts to (i) preserve intact the present business organization of Kirkland, (ii) maintain in effect all material Authorizations of Kirkland, (iii) keep available the services of present officers, key employees and key consultants of Kirkland; (iv) comply in all material respects with the terms of each Material Contract to which Kirkland is a party, and (v) preserve intact the material relationships of Kirkland with suppliers and distributors; and

(b)

not, directly or indirectly, do or permit to occur any of the following: (i) issue, or authorize the issuance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for the issuance of Kirkland Shares issuable upon the exercise of the currently outstanding stock options and convertible debentures of Kirkland and except for the issue of stock options in the Ordinary Course consistent with past practice; (ii) amend or propose to amend its Constating Documents or the terms of Kirkland Shares in a manner that could have a material adverse effect on the market price or value of Kirkland Shares to be issued in connection with the Arrangement; (iii) split, consolidate or reclassify any of its shares or undertake any other capital reorganization; (iv) reorganize, amalgamate, combine or merge Kirkland with any other Person; or (v) reduce the stated capital in respect of Kirkland Shares.

(2)

Kirkland shall perform all obligations required to be performed by Kirkland under the Arrangement Agreement, co-operate with St Andrew in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Kirkland shall:

(a)	defend all lawsuits or other legal, regulatory or other proceedings against Kirkland challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated hereby;

(b)

apply for and use its reasonable commercial efforts to obtain approval of the listing and posting for trading on the TSX of the Consideration Shares and otherwise comply with TSX requirements relevant to the Arrangement Agreement, including with respect to the issuance of the Replacement Options;

(c)	provide such assistance as may be reasonably requested by St Andrew for the purposes of completing St Andrew Meeting;

(d)	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(e)	comply in all material respects with all Laws;

(f)

not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and

(g)

promptly notify St Andrew of: (i) any Material Adverse Effect with respect to Kirkland or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect with respect to Kirkland; (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with the Arrangement Agreement or the Arrangement; (iii) any notice or other communication from any Governmental Entity in connection with the Arrangement Agreement (and contemporaneously provide a copy of any such written notice or communication to St Andrew); and (iv) any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Kirkland, the Arrangement Agreement or the Arrangement.

St Andrew Non-Solicitation

(1)

Except as expressly provided in Article 5 of the Arrangement Agreement, St Andrew shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of St Andrew (collectively “St Andrew Representatives”), or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of St Andrew or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for St Andrew;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Kirkland) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for St Andrew; provided, however, that, for greater certainty, St Andrew may advise any Person making an unsolicited Acquisition Proposal for St Andrew that such Acquisition Proposal does not constitute a Superior Proposal when the St Andrew Board has so determined;

(c)	make a St Andrew Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for St Andrew (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for St Andrew for a period of five Business Days shall not be considered a violation of Section 5.1(1)(d)) of the Arrangement Agreement; or

(e)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for St Andrew.

(2)

St Andrew shall, and shall cause St Andrew Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any Person (other than Kirkland) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for St Andrew, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including St Andrew Data Room, and any confidential information, properties, facilities, books and records of St Andrew; and

(b)

request: (i) the return or destruction of all copies of any confidential information regarding St Andrew provided to any Person other than Kirkland, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding St Andrew, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of St Andrew in respect thereof.

(3)

St Andrew represented and warranted that St Andrew has not waived any confidentiality, standstill or similar agreement or restriction to which St Andrew is a party, except to permit submissions of expressions of interest prior to the date of the Arrangement Agreement, and covenants and agrees that (i) St Andrew shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which St Andrew is a party, and (ii) neither St Andrew, nor any of St Andrew Representatives have released or will, without the prior written consent of Kirkland (which may be withheld or delayed in Kirkland’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting St Andrew under any confidentiality, standstill or similar agreement or restriction to which St Andrew is a party, but for greater certainty, it is acknowledged and agreed that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into the Arrangement Agreement will not constitute a breach of Section 5.1 of the Arrangement Agreement.

Kirkland Non-Solicitation

(1)

Except as expressly provided in Article 5 of the Arrangement Agreement, Kirkland shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of Kirkland (collectively “Kirkland Representatives”), or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Kirkland or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Kirkland;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for Kirkland; provided, however, that, for greater certainty, Kirkland may advise any Person making an unsolicited Acquisition Proposal for Kirkland that such Acquisition Proposal does not constitute a Superior Proposal when the Kirkland Board has so determined;

(c)	make a Kirkland Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for Kirkland (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for Kirkland for a period of five Business Days shall not be considered a violation of Section 5.2(1)(d)) of the Arrangement Agreement; or

(e)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for Kirkland.

(2)

Kirkland shall, and shall cause Kirkland Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Arrangement Agreement with any Person with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for Kirkland, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including Kirkland Data Room, and any confidential information, properties, facilities, books and records of Kirkland; and

(b)

request: (i) the return or destruction of all copies of any confidential information regarding Kirkland provided to any Person other than St Andrew, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Kirkland, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of Kirkland in respect thereof.

(3)

Kirkland represented and warranted that Kirkland has not waived any confidentiality, standstill or similar agreement or restriction to which Kirkland is a party, except to permit submissions of expressions of interest prior to the date of the Arrangement Agreement, and covenants and agrees that (i) Kirkland shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Kirkland is a party, and (ii) neither Kirkland, nor any of Kirkland Representatives have released or will, without the prior written consent of St Andrew (which may be withheld or delayed in St Andrew’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting Kirkland under any confidentiality, standstill or similar agreement or restriction to which Kirkland is a party, but for greater certainty, it is acknowledged and agreed that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into the Arrangement Agreement will not constitute a breach of Section 5.2 of the Arrangement Agreement.

Notification of Acquisition Proposals

(1)

If St Andrew or any of St Andrew Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for St Andrew, or any request for copies of, access to, or disclosure of, confidential information relating to St Andrew, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of St Andrew, St Andrew shall immediately notify Kirkland, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for St Andrew, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for St Andrew, inquiry, proposal, offer or request, and shall further provide Kirkland with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal for St Andrew, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for St Andrew, inquiry, proposal, offer or request.

(2)

If Kirkland or any of Kirkland Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for Kirkland, or any request for copies of, access to, or disclosure of, confidential information relating to Kirkland, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Kirkland, Kirkland shall immediately notify St Andrew, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for Kirkland, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for Kirkland, inquiry, proposal, offer or request, and shall further provide St Andrew with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal for Kirkland, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for Kirkland, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal for St Andrew

Notwithstanding Section 5.1 of the Arrangement Agreement, if at any time, prior to obtaining the approval by St Andrew Shareholders of the Arrangement Resolution, St Andrew receives a bona fide written Acquisition Proposal for St Andrew from a Person, St Andrew may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal if and only if:

(1)

The St Andrew Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for St Andrew constitutes or could reasonably be expected to lead to a Superior Proposal;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with St Andrew;

(3)	St Andrew has complied in all material respects with its obligations under Article 5 of the Arrangement Agreement; and

(4)

prior to providing such access or disclosure to such Person, St Andrew enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with St Andrew) having terms not more favorable in any material respect to such Person than the equivalent terms of the Confidentiality Agreement.

Right to Match

(1)

If St Andrew receives an Acquisition Proposal for St Andrew that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by St Andrew Shareholders, St Andrew may, subject to compliance with Article 7 and Section 8.2 of the Arrangement Agreement, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)

the Person making the Superior Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with St Andrew;

(b)	St Andrew has been, and continues to be, in compliance with its obligations under this Article 5 of the Arrangement Agreement;

(c)

St Andrew has delivered to Kirkland a written notice of the determination of the St Andrew Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of St Andrew to enter into such definitive agreement (the “St Andrew Superior Proposal Notice”);

(d)	St Andrew has provided Kirkland a copy of the proposed agreement for the Superior Proposal;

(e)

at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Kirkland received St Andrew Superior Proposal Notice and a copy of the proposed agreement for the Superior Proposal from St Andrew;

(f)

during the Matching Period, Kirkland has had the opportunity (but not the obligation), in accordance with Section 5.5(2) of the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

if Kirkland has offered to amend the Arrangement Agreement and the Arrangement under Section 5.5(2) of the Arrangement Agreement, the St Andrew Board has determined in good faith, after consultation with St Andrew’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Kirkland under Section 5.5(2) of the Arrangement Agreement; and

(h)

prior to entering into such definitive agreement St Andrew terminates the Arrangement Agreement pursuant to Section 7.2(1)(c)(iii) of the Arrangement Agreement and pays St Andrew Termination Fee pursuant to Section 8.2 of the Arrangement Agreement.

(2)

During the Matching Period, or such longer period as St Andrew may approve in writing for such purpose: (a) the St Andrew Board shall review any offer made by Kirkland under Section 5.5(1)(f) of the Arrangement Agreement to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal for St Andrew previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) St Andrew shall negotiate in good faith with Kirkland to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable Kirkland to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the St Andrew Board determines that such Acquisition Proposal would cease to be a Superior Proposal, St Andrew shall promptly so advise Kirkland and St Andrew and Kirkland shall amend the Arrangement Agreement to reflect such offer made by Kirkland, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 5.5 of the Arrangement Agreement, and Kirkland shall be afforded a new five (5) Business Day Matching Period from the later of the date on which Kirkland received the St Andrew Superior Proposal Notice and a copy of the proposed agreement for the new Superior Proposal from St Andrew.

(4)

The St Andrew Board shall promptly reaffirm the St Andrew Board Recommendation by press release after any Acquisition Proposal for St Andrew which is not determined to be a Superior Proposal is publicly announced or the St Andrew Board determines that a proposed amendment to the terms of the Arrangement Agreement as contemplated under Section 5.5(2) of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. St Andrew shall provide Kirkland and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by St Andrew, acting reasonably.

(5)

If St Andrew provides a St Andrew Superior Proposal Notice to Kirkland after a date that is less than five (5) Business Days before St Andrew Meeting, St Andrew shall either proceed with or shall postpone the St Andrew Meeting, as directed by Kirkland acting reasonably, to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the scheduled date of the St Andrew Meeting; provided, however, that the St Andrew Meeting shall not be adjourned or postponed to a date later than seven (7) Business Days prior to the Outside Date.

(6)

Nothing contained in Section 5.5 of the Arrangement Agreement shall limit in any way the obligation of St Andrew to convene and hold the St Andrew Meeting in accordance with Section 2.3 of the Arrangement Agreement while the Arrangement Agreement remains in force and in no event shall St Andrew be permitted to put the Superior Proposal to a vote of the St Andrew Shareholders at the St Andrew Meeting, it being understood that any necessary shareholder vote in respect of a Superior Proposal shall require St Andrew to duly call and convene a separate meeting of the St Andrew Shareholders.

(7)	Subject to its obligations under Section 8.2 of the Arrangement Agreement, nothing in the Arrangement Agreement shall prevent the St Andrew Board from:

(a)

responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for St Andrew, or from making a St Andrew Change in Recommendation as a result of a Material Adverse Effect with respect to Kirkland;

(b)

making any disclosure to the securityholders of St Andrew if St Andrew Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the St Andrew Board or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of St Andrew Shareholders requisitioned by St Andrew Shareholders in accordance with the OBCA or taking any other action with respect to an Acquisition Proposal for St Andrew to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Responding to an Acquisition Proposal for Kirkland

Notwithstanding Section 5.2 of the Arrangement Agreement, if at any time, prior to obtaining the approval by Kirkland Shareholders of the Share Issuance Resolution, Kirkland receives a bona fide written Acquisition Proposal for Kirkland from a Person, Kirkland may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal if and only if:

(1)

the Kirkland Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for Kirkland constitutes or could reasonably be expected to lead to a Superior Proposal;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with Kirkland;

(3)	Kirkland has complied in all material respects with its obligations under Article 5 of the Arrangement Agreement; and

(4)

prior to providing such access or disclosure to such Person , Kirkland enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with Kirkland) having terms not more favorable in any material respect to such Person than the equivalent terms of the Confidentiality Agreement.

Kirkland Accepting Superior Proposal

(1)

If Kirkland receives an Acquisition Proposal for Kirkland that constitutes a Superior Proposal prior to the approval of the Share Issuance Resolution by Kirkland Shareholders, the Kirkland Board may, subject to compliance with Article 7 and Section 8.2 of the Arrangement Agreement, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	Kirkland has been, and continues to be, in compliance with its obligations under Article 5 of the Arrangement Agreement;

(b)

Kirkland has delivered to St Andrew a written notice of the determination of the Kirkland Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of Kirkland to enter into such definitive agreement (the “Kirkland Superior Proposal Notice”);

(c)	Kirkland has provided St Andrew a copy of the proposed agreement for the Superior Proposal;

(d)

the Kirkland Board has determined in good faith, after consultation with Kirkland’s outside legal counsel that it is necessary for the Kirkland Board to enter into a definitive agreement with respect to such Kirkland Superior Proposal in order to properly discharge its fiduciary duties; and

(e)

prior to entering into such definitive agreement Kirkland terminates the Arrangement Agreement pursuant to Section 7.2(1)(d)(iii) of the Arrangement Agreement and pays the Kirkland Termination Fee pursuant to Section 8.2 of the Arrangement Agreement.

(2)

Nothing contained in the Section 5.7 of the Arrangement Agreement shall limit in any way the obligation of Kirkland to convene and hold the Meeting in accordance with Section 4.5 of the Arrangement Agreement while the Arrangement Agreement remains in force.

(3)	Subject to its obligations under Section 8.2 of the Arrangement Agreement, nothing in the Arrangement Agreement shall prevent the Kirkland Board from:

(a)

responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for Kirkland, or from making a Kirkland Change in Recommendation as a result of a Material Adverse Effect with respect to St Andrew;

(b)

making any disclosure to the securityholders of Kirkland if the Kirkland Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Kirkland Board or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of Kirkland Shareholders requisitioned by Kirkland Shareholders in accordance with applicable Law or taking any other action with respect to an Acquisition Proposal for Kirkland to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Termination

(1)	The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either St Andrew or Kirkland if:

(i)	Kirkland Shareholder Approval is not obtained at Kirkland Meeting;

(ii)	the approval of the Arrangement is not obtained at St Andrew Meeting in accordance with the Interim Order;

(iii)

after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins St Andrew or Kirkland from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(iv)

the Effective Time does not occur on or prior to March 31, 2016, provided that a Party may not terminate the Arrangement Agreement pursuant to Section 1.1(1)(iv) of the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement; or

(b)	St Andrew if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Kirkland under the Arrangement Agreement occurs that would cause any condition in (1), (2) or Section 6.3(4) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured and St Andrew is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) of the Arrangement Agreement not to be satisfied;

(ii)

subject to Section 5.2(1)(d) of the Arrangement Agreement, the Kirkland Board or any committee of the Kirkland Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the Kirkland Board Recommendation within five Business Days (and in any case prior to the Kirkland Meeting) after having been requested in writing by St Andrew to do so (each a “Kirkland Change in Recommendation”), or the Kirkland Board or any committee of the Kirkland Board resolves or proposes to take any of the foregoing actions; or

(iii)

prior to the approval by St Andrew Shareholders of the Arrangement, the St Andrew Board authorizes St Andrew to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.4(4)) of the Arrangement Agreement with respect to a St Andrew Superior Proposal, provided St Andrew is then in compliance with Article 5 of the Arrangement Agreement and that prior to or concurrent with such termination St Andrew pays St Andrew Termination Fee in accordance with Section 8.2(2)(b) of the Arrangement Agreement; or

(c)	Kirkland if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of St Andrew under the Arrangement Agreement occurs that would cause any condition in Section 6.2(1), Section 6.2(2) or Section 6.2(5) of the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured and Kirkland is not then in breach of the Arrangement Agreement so as to cause any condition in (1) or (2) not to be satisfied;

(ii)

subject to Section 5.1(1)(d) of the Arrangement Agreement, the St Andrew Board or any committee of the St Andrew Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the St Andrew Board Recommendation within five Business Days (and in any case prior to the St Andrew Meeting) after having been requested in writing by Kirkland to do so (each a “St Andrew Change in Recommendation”) or the St Andrew Board or any committee of the St Andrew Board resolves or proposes to take any of the foregoing actions); or

(iii)

prior to the approval by Kirkland Shareholders of the Share Issuance Resolution, the Kirkland Board authorizes Kirkland to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.6(4)) of the Arrangement Agreement with respect to a Kirkland Superior Proposal, provided Kirkland is then in compliance with Article 5 of the Arrangement Agreement and that prior to or concurrent with such termination Kirkland pays the Kirkland Termination Fee in accordance with Section 8.2(3)(b) of the Arrangement Agreement.

(2)

The Party desiring to terminate the Arrangement Agreement pursuant to Section 7.2 of the Arrangement Agreement (other than Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Termination Fees

(1)	For the purposes of the Arrangement Agreement,

(a)	“St Andrew Termination Fee” and “Kirkland Termination Fee ” means $7,100,000.

(b)	“St Andrew Termination Fee Event” means the termination of the Arrangement Agreement:

(i)

by Kirkland, pursuant to Section 7.2(1)(d)(ii) of the Arrangement Agreement, but not where St Andrew Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Kirkland;

(ii)	by St Andrew, pursuant to Section 7.2(1)(c)(iii) of the Arrangement Agreement; or

(iii)	by St Andrew or Kirkland pursuant to Section 7.2(1)(b)(ii) or 7.2(1)(b)(iv) of the Arrangement Agreement if:

(A)     prior to such termination, an Acquisition Proposal for St Andrew is made or publicly announced by any Person other than Kirkland or any of its Affiliates and not withdrawn; and

(B)     within 180 days following the date of such termination, (x) such Acquisition Proposal for St Andrew referred to in clause (A) above is consummated, or (y) St Andrew, directly or indirectly, in one or more transactions, enters into a binding agreement in respect of such Acquisition Proposal for St Andrew referred to in clause (A) above, provided that the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1 of the Arrangement Agreement, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 of the Arrangement Agreement shall be deemed to be references to “50% or more”.

(c)	“Kirkland Termination Fee Event” means the termination of the Arrangement Agreement:

(i)

by St Andrew, pursuant to Section 7.2(1)(c)(ii) of the Arrangement Agreement but not where Kirkland Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to St Andrew;

(ii)	by Kirkland, pursuant to Section 7.2(1)(d)(iii) of the Arrangement Agreement; or

(iii)	by St Andrew or Kirkland pursuant to Section 7.2(1)(b)(i) or 7.2(1)(b)(iv) of the Arrangement Agreement if:

(A)     prior to such termination, an Acquisition Proposal for Kirkland is made or publicly announced by any Person other than St Andrew or any of its Affiliates and not withdrawn; and

(B)     within 180 days following the date of such termination, (x) such Acquisition Proposal for Kirkland referred to in clause (A) above is consummated, or (y) Kirkland, directly or indirectly, in one or more transactions, enters into a binding agreement in respect of such Acquisition Proposal for Kirkland referred to in clause (A) above, provided that the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1 of the Arrangement Agreement, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 of the Arrangement Agreement shall be deemed to be references to “50% or more”.

(2)	The St Andrew Termination Fee shall be paid by St Andrew to Kirkland as follows, by wire transfer of immediately available funds, if a St Andrew Termination Fee Event occurs due to:

(a)	a termination of the Arrangement Agreement described in Section 8.2(1)(b)(i) of the Arrangement Agreement, within three (3) Business Days of the occurrence of such St Andrew Termination Fee Event;

(b)	a termination of the Arrangement Agreement described in Section 8.2(1)(b)(ii) of the Arrangement Agreement, prior to or simultaneously with the occurrence of such St Andrew Termination Fee Event; and

(c)

a termination of the Arrangement Agreement described in Section 8.2(1)(b)(iii) of the Arrangement Agreement, on or prior to the earlier of the consummation of the Acquisition Proposal for St Andrew or the entering into of the binding agreement referred to in Section 8.2(1)(b)(iii)(B) of the Arrangement Agreement.

(3)	Kirkland Termination Fee shall be paid by Kirkland to St Andrew as follows, by wire transfer of immediately available funds, if a Kirkland Termination Fee Event occurs due to:

(a)	a termination of the Arrangement Agreement described in Section 8.2(1)(c)(i) of the Arrangement Agreement, within three (3) Business Days of the occurrence of such Kirkland Termination Fee Event;

(b)	a termination of the Arrangement Agreement described in Section 8.2(1)(c)(ii) of the Arrangement Agreement, prior to or simultaneously with the occurrence of such Kirkland Termination Fee Event; and

(c)

a termination of the Arrangement Agreement described in Section 8.2(1)(c)(iii) of the Arrangement Agreement, on or prior to the earlier of the consummation of the Acquisition Proposal for Kirkland or the entering into of the binding agreement referred to in Section 8.2(1)(c)(iii)(B) of the Arrangement Agreement.

(4)

St Andrew and Kirkland acknowledge that the agreements contained in Section 8.2 of the Arrangement Agreement are an integral part of the transactions contemplated by the Arrangement Agreement, and that without these agreements, neither Kirkland nor St Andrew would enter into the Arrangement Agreement, and that the amounts set out in Section 8.2 of the Arrangement Agreement represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Kirkland or St Andrew, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Arrangement Agreement, and are not penalties. St Andrew and Kirkland irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of the Arrangement Agreement under circumstances where St Andrew or Kirkland is entitled to St Andrew Termination Fee or Kirkland Termination Fee as applicable, and such applicable termination fee is paid in full, St Andrew or Kirkland, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective representatives in connection with the Arrangement Agreement or the transactions contemplated hereby.

Expenses and Expense Reimbursement

(1)

Subject to Section 8.3(2) and Section 8.3(3) of the Arrangement Agreement, and except as hereinafter provided, all out-of-pocket third party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated; provided that (a) the filing fees in connection with the application for Competition Act Approval shall be borne solely by Kirkland; and (b) the legal fees and costs incurred to update the title opinion of St Andrew’s legal counsel, McMillan LLP, dated November 5, 2015 addressed to Kirkland and relating to the properties of St Andrew shall be borne by Kirkland.

(2)

In addition to the rights of Kirkland under Section 8.2(2) of the Arrangement Agreement, if applicable, if the Arrangement Agreement is terminated pursuant to Section 7.2(1)(b)(ii) of the Arrangement Agreement, then St Andrew shall, within three (3) Business Days of such termination, pay or cause to be paid to Kirkland by wire transfer of immediately available funds an expense reimbursement fee of $1,000,000, which amount shall be deducted from any St Andrew Termination Fee which may thereafter be payable to Kirkland pursuant to the Arrangement Agreement.

(3)

In addition to the rights of St Andrew under Section 8.2(3) of the Arrangement Agreement, if applicable, if the Arrangement Agreement is terminated pursuant to Section 7.2(1)(b)(i) of the Arrangement Agreement, then Kirkland shall, within three (3) Business Days of such termination, pay or cause to be paid to St Andrew by wire transfer of immediately available funds an expense reimbursement fee of $1,000,000, which amount shall be deducted from any Kirkland Termination Fee which may thereafter be payable to St Andrew pursuant to the Arrangement Agreement.

Insurance and Indemnification

(1)

Prior to the Effective Date, St Andrew shall obtain and pay the full premiums for the extension of St Andrew’s policies of directors and officers liability insurance for a claims reporting or run-off and extended reporting period of at least six (6) years from and after the Effective Date, provided that any such run-off or “tail” policies obtained are consistent with policies obtained in similar circumstances for other companies comparable to St Andrew (in terms of market value) in its relevant industry. Such directors and officers insurance shall cover the present and former directors and officers of St Andrew with respect to any claim or matter insured related to any period of time on or prior to the Effective Date and otherwise with respect to any act or omission on the part of such directors and officers in their capacities as directors and officers of St Andrew (including without limitation in connection with the entering into of the Arrangement Agreement, the approval and completion of the Arrangement and each of the transactions contemplated thereby), with terms, conditions, retentions and limits of liability that are no less favourable to the indemnified persons than the coverage provided under the existing insurance policies of St Andrew.

(2)

Kirkland shall and shall cause St Andrew (and any successors) to honour all rights to indemnification and exculpation now existing in favour of present and former directors, officers and employees of St Andrew and Kirkland shall cause St Andrew to ensure that the articles and bylaws of St Andrew (or any successor thereto) contain substantially the same provisions with respect to indemnification set forth in the articles and bylaws of St Andrew in effect immediately prior to the Effective Date, which provisions shall not, except to the extent required by Law, be materially amended, repealed or otherwise modified for a period of six (6) years from the Effective Date in any manner, that would materially and adversely affect the rights thereunder of individuals who at any time on or before the Effective Date, were directors, officers or employees of St Andrew.

RISK FACTORS

Shareholders should carefully consider the following risk factors in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the other information included in this Circular, including certain sections of documents publicly filed, which sections are incorporated by reference herein.

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of Kirkland Shares or otherwise adversely affect the business of Kirkland.

Each of Kirkland and St Andrew has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Kirkland provide any assurance, that the Arrangement Agreement will not be terminated by either Kirkland or St Andrew before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Kirkland or St Andrew, including St Andrew Shareholders approving the Arrangement Resolution, Kirkland Shareholders approving the Share Issuance Resolution and required regulatory approvals being obtained by the parties. There is no certainty, nor can Kirkland provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Kirkland Shares and St Andrew Shares may be adversely affected. Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Kirkland even if the Arrangement is not completed.

Mineral reserve and mineral resource figures pertaining to St Andrew’ properties are only estimates and are subject to revision based on developing information.

Information pertaining to St Andrew’ mineral reserves and mineral resources presented in this Circular or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period. The estimates of mineral reserves and mineral resources attributable to any specific property of St Andrew are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties. The level of production and capital and operating cost estimates relating to the St Andrew projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for St Andrew’s projects will differ from its current estimates and assumptions, and these differences may be material.

Kirkland may not realize the benefits of the combined company’s growth projects.

A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Kirkland’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, Kirkland’s current estimates. If actual results are less favourable than Kirkland currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The integration of Kirkland and St Andrew may not occur as planned.

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in, amongst others, diversified production, strong financial position and flexibility, and strong productive growth profile. These anticipated benefits will depend in part on whether Kirkland and St Andrew’ operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from St Andrew in the Arrangement after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of St Andrew and Kirkland. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of Kirkland and St Andrew will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, St Andrew Shareholder Approval, Kirkland Shareholder Approval and Kirkland and/or St Andrew having obtained all government or regulatory approvals required by law, policy or practice, including Competition Act Approval and approval from the TSX. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Kirkland.

Kirkland may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

Kirkland must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Kirkland does not realize satisfactory prices for the gold that St Andrew produces, it could be required to raise very significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect Kirkland’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Kirkland might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Kirkland’s results of operation, cash flow from operations and financial condition. In addition, Kirkland’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at Kirkland’s mining or processing operations could materially adversely affect Kirkland’s business, results of operations, financial condition and liquidity.

The issuance of a significant number of Kirkland Shares and a resulting “market overhang” could adversely affect the market price of Kirkland Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Kirkland Shares will be available for trading in the public market. See also “The Arrangement – Approvals – Kirkland Shareholder Approval”. The increase in the number of Kirkland Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Kirkland Shares. The potential that such a Shareholder may sell its Kirkland Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Kirkland Shares in the public market, could adversely affect the market price of the Kirkland Shares.

Market value received by St Andrew Shareholders may increase or decrease.

Pursuant to the provisions of the Arrangement Agreement, each holder of St Andrew Shares will, other than a St Andrew Shareholder who validly exercises their Dissent Rights, receive 0.0906 of a Kirkland Share. Replacement Options will also be adjusted on the basis of that ratio, as described above. The exchange ratio is fixed and will not increase or decrease due to fluctuations in the market price of St Andrew Shares or Kirkland Shares. The market value of the consideration that St Andrew Shareholders will receive pursuant to the Arrangement will depend on the market price of the Kirkland Shares on the Effective Date. If the market price of the Kirkland Shares increases or decreases, the market value of the Kirkland Shares that St Andrew Shareholders receive will correspondingly increase or decrease. As a result, the market value being paid by Kirkland for all of the outstanding St Andrew Shares could be greater (or less) than anticipated by the Board. Many of the factors that affect the market price of St Andrew Shares or Kirkland Shares are beyond the control of St Andrew or Kirkland. These factors include fluctuations in the price of gold, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets, interest rate and exchange rate fluctuations.

Risk Factors Relating to St Andrew

Upon the completion of the Arrangement, Kirkland will acquire all of the outstanding shares of St Andrew. An investment in St Andrew could be subject to certain risks which may differ or be in addition to the risks applicable to an investment in the Company. A description of the risk factors (incorporated by reference into this Circular) applicable to St Andrew is contained under the heading “Risk Factors” in St Andrew’ Annual Information Form dated March 19, 2015 and in St Andrew’ other filings available on SEDAR at www.sedar.com.

Risk Factors Relating to Kirkland

Whether or not the Arrangement is completed, the Company will continue to face most of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to Kirkland is contained under the heading “Risk Factors” in the Company’s Annual Information Form dated July 9, 2015, its Management’s Discussion and Analysis for the period ending October 31, 2015 and in the Company’s other filings available on SEDAR at www.sedar.com.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

On completion of the Arrangement, Kirkland will continue to be a corporation existing under the Canada Business Corporations Act and the former St Andrew Shareholders will be shareholders of Kirkland. After the Effective Date, St Andrew will be a wholly-owned subsidiary of Kirkland.

The business and operations of Kirkland and St Andrew will be consolidated and the principal executive office of the combined company will remain at 95 Wellington Street W., Suite 1430, Toronto, Ontario, M5J 2N7 immediately following consummation of the Arrangement.

Organization Chart

The following chart shows the corporate relationship between Kirkland and St Andrew following the completion of the Arrangement:

Description of Share Capital

The share capital of Kirkland will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares contemplated in the Arrangement, and issuance of any Shares upon exercise of Replacement Options.

Kirkland’s authorized share capital will continue to consist of an unlimited number of Kirkland Shares without par value. A summary of the rights of the Kirkland Shares is set forth below.

In connection with the Arrangement, Kirkland expects to issue approximately 33.4 million Kirkland Shares, based on the number of St Andrew Shares outstanding as at December 20, 2015, and assuming that: (i) all of the St Andrew Shares outstanding as at December 20, 2015 are acquired upon completion of the Arrangement and (ii) all holders of St Andrew Options elect to receive Replacement Options based on the Exchange Ratio rather than exercise their St Andrew Options in advance of the successful completion of the Arrangement.

In addition, an aggregate of approximately 33.4 million additional Kirkland Shares would be issuable as a result of the Plan of Arrangement as follows: 1.6 million Kirkland Shares would be issuable in the event that all of the Replacement Options to be granted pursuant to the Plan of Arrangement are exercised prior to the expiry date of such Replacement Options. Together with the approximately 33.4 million Kirkland Shares to be issued in connection with the Arrangement, the total number of Kirkland Shares issued or issuable pursuant to the Plan of Arrangement, being a maximum of up to 35 million Kirkland Shares, is equal to approximately 43% of the non-diluted Kirkland Shares outstanding immediately prior to the date of this Circular.

Following the successful completion of the Arrangement, St Andrew will be a wholly-owned subsidiary of Kirkland and existing Kirkland Shareholders and St Andrew Shareholders will own approximately 71% and 29%, respectively, of the outstanding Kirkland Shares, on a fully diluted in-the-money basis.

Kirkland Shares

Holders of Kirkland Shares are entitled to dividends if, as and when declared by the Board. Holders of Kirkland Shares are entitled to one vote per Kirkland Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, holders of Kirkland Shares are to share rateably in the remaining assets of the Company as are distributable to holders of Kirkland Shares. The Kirkland Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

Selected Kirkland Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated statement of financial position has been prepared from the October 31, 2015 unaudited interim consolidated statement of financial position of Kirkland and the September 30, 2015 unaudited interim consolidated statement of financial position of St Andrew. The pro forma consolidated statement of financial position gives pro forma effect to the successful completion of the Arrangement as if the transaction occurred on October 31, 2015.

The pro forma consolidated income statement for the year ended April 30, 2015 has been prepared from the audited consolidated income statement of Kirkland for the year ended April 30, 2015 and the constructed unaudited consolidated income statement of St Andrew for the year ended March 31, 2015. The pro forma consolidated income statement for the 6 month period ended October 31, 2015 has been prepared from the unaudited interim income statement of Kirkland for the 6 months ended October 31, 2015 and the constructed unaudited interim income statement of St Andrew for the 6 months ended September 30, 2015. The pro forma consolidated income statements give effect to the successful completion of the Arrangement as if the transaction occurred on May 1, 2014 and May 1, 2015 respectively.

The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Kirkland and St Andrew. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Kirkland and the accompanying notes included in Appendix “E” to this Circular.

Unaudited Pro Forma Interim Consolidated Statement of Net and	6 months ended October 31, 2015
Comprehensive Income	(in thousands of dollars)
Revenue	$183,703
Expenses	$158,613
Income (Loss) before income taxes	$25,090
Net Income (Loss)	$12,803
Comprehensive Income	$12,786
Basic Income (Loss) per common share	$0.11
Diluted Income (Loss) per common share	$0.11

Unaudited Pro Forma Consolidated Statement of Net and Comprehensive	Year ended April 30, 2015
Income	(in thousands of dollars)

Revenue	$350,703
Expenses	$325,281
Income (Loss) before income taxes	$25,422
Net Income (Loss)	$17,034
Comprehensive Income	$17,146
Basic Income (Loss) per common share	$0.16
Diluted Income (Loss) per common share	$0.16

Unaudited Pro forma Consolidated Statement of Financial Position	As at October 31, 2015
(in thousands of dollars)

Total Assets	$681,981
Total Liabilities	$211,841
Total Shareholders’ Equity	$470,140

Consolidated Capitalization

The following table sets forth Kirkland’s consolidated capitalization as at October 31, 2015, adjusted to give effect to any material changes in the share capital of Kirkland since October 31, 2015, the date of Kirkland’s most recent unaudited consolidated interim financial statements, and further adjusted to give effect to this Circular. The table should be read in conjunction with the unaudited consolidated interim financial statements of Kirkland as at and for the six months ended October 31, 2015 including the notes thereto, and management’s discussion and analysis thereof, Kirkland’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Appendix “E” to this Circular, and the other financial information contained in or incorporated by reference in this Circular.

	October 31, 2015
	Number
	(000's	Amount
Company common shares outstanding	80,312	$298,744
Company common shares issued under the Transaction	33,366	158,820
Pro forma share capital	113,678	$457,564

Post-Arrangement Shareholdings, Principal Shareholders and Directors

Following the successful completion of the Arrangement, St Andrew will be a wholly-owned subsidiary of Kirkland and existing Kirkland Shareholders and St Andrew Shareholders will own approximately 71% and 29%, respectively, of the outstanding Kirkland Shares, on a fully diluted in-the-money basis.

Upon completion of the Arrangement, one mutually acceptable nominee of St Andrew will be appointed to the Kirkland Board, with the existing seven directors of Kirkland continuing as directors. If the Arrangement is effected, it is expected that each director of St Andrew will resign on or about the Effective Date.

To the knowledge of the Directors and executive officers of the Company, following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

INFORMATION CONCERNING ST ANDREW

The information concerning St Andrew contained in this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Kirkland does not have any knowledge that would indicate that any statements contained herein relating to St Andrew taken from or based upon such documents and records are inaccurate or incomplete, neither Kirkland nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to St Andrew taken from or based upon such documents and records, or for any failure by St Andrew to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Kirkland.

Summary Description of the Business of St Andrew

St Andrew is a junior gold producer focused on operating, developing and exploring its assets in the Timmins Camp, northeastern Ontario, Canada, which lies within the Abitibi greenstone belt, an important host of past and present gold production in Canada. The Company presently operates three mines: the Holloway Mine, which entered production in the fourth quarter of 2009; the Holt Mine, which commenced production at the beginning of the second quarter of 2011; and the Taylor Mine, which commenced production in November 2015. Ore produced from the three operations is processed at St Andrew’s Holt Mill, which has an operating capacity of processing 3,000 tonnes per day (“tpd”). In mid-2014, a fourth mine, known as the Hislop Mine, ceased mining activities as the open-pit Mineral Reserves at Hislop were fully depleted. St Andrew is expected to produce between 100,000 and 110,000 ounces of gold in 2015, with 2016 production from the Holt, Holloway, and Taylor mines expected to be as much as 140,000 ounces.

St Andrew also has an extensive exploration land package, across which it is conducting a targeted exploration program, consisting of approximately 1,600 mining claims totalling approximately 55,600 hectares extending over 120 km from east of Timmins towards the Ontario-Québec border. These claims straddle the Porcupine-Destor Fault Zone, a prolific deformation zone known to host numerous gold deposits in the region. St Andrew does not have any foreign operations.

A full description of St Andrew’s business and operations is available in the St Andrew’s Annual Information Form and other documents incorporated by reference herein.

Trading Price and Volume St Andrew Shares

The St Andrew Shares are listed and posted for trading on the TSX under the symbol “SAS” and are quoted for trading on the OTC QX under the symbol “STADF”. The following tables set forth information relating to the trading of the St Andrew Shares on the TSX and the OTC QX for the months indicated:

TSX Price Range
Month	High ($)	Low ($)	Volume

2014
December	0.275	0.205	6,441,496

2015
January	0.335	0.245	4,895,487
February	0.35	0.27	4,663,866
March	0.30	0.21	33,585,837
April	0.29	0.245	4,688,758
May	0.385	0.275	7,147,793
June	0.33	0.285	9,898,386
July	0.315	0.24	6,114,025
August	0.325	0.25	3,512,993
September	0.33	0.29	3,425,362
October	0.365	0.28	4,697,734
November	0.44	0.325	22,047,335
December 1 to 14	0.45	0.41	12,830,564

The closing price of the St Andrew Shares on the TSX on November 13, 2015, the last trading day before the announcement of the Arrangement, was $0.36 and the closing price of the St Andrew Shares on the TSX on November 16, 2015, immediately before the announcement of the Arrangement, was $0.38. The closing price of the St Andrew Shares on the TSX on December 14, 2015, the last trading date prior to the date hereof, was $0.43.

Prior Sales

No St Andrew Shares have been purchased or sold by St Andrew during the twelve month period preceding the date of this Circular, except for 23,333 St Andrew Shares issued pursuant to the exercise of St Andrew Options, as set forth below.

The following table summarizes the issuance of St Andrew Shares and the grant of St Andrew Options for the twelve month period prior to the date of this Circular.

Date of Sale or Grant	Price per Share or	Number and Type of Securities
	Exercise Price
March 19, 2015	$0.31	3,700,000 St Andrew Options

November 20, 2015	$0.38	23,333 St Andrew Shares (exercise of St Andrew Options)

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from St Andrew’s corporate head office (20 Adelaide Street East, Suite 1500, Toronto, Ontario M5C 2T6 (Telephone (416) 815-9855 or Fax (416) 815-9437)), and are also available electronically on SEDAR at www.sedar.com.

The following documents of St Andrew, filed with securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)

the audited financial statements of St Andrew filed on February 12, 2015 as at December 31, 2014 and December 31, 2013 and for each of the years then ended, together with the notes thereto, and the auditors’ report thereon;

(b)

the unaudited condensed interim financial statements of St Andrew filed on November 10, 2015 as at September 30, 2015 and September 30, 2014 and for each of the nine month periods then ended, together with the notes thereto;

(c)	the annual information form of St Andrew dated March 19, 2015 for the financial year ended December 31, 2014;

(d)

the management’s discussion and analysis of financial condition and results of operations of St Andrew filed on February 12, 2015 for the year ended December 31, 2014, and filed on November 10, 2015 for the nine months ended September 30, 2015;

(e)	the management information circular dated March 19, 2015 and filed April 16, 2015 in connection with St Andrew’s annual meeting of shareholders held on May 13, 2015;

(f)	the material change report dated November 17, 2015 with respect to St Andrew announcing the Arrangement Agreement.

Any documents of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101, filed by St Andrew with a securities commission or similar regulatory authority in Canada after the date of this Circular and before the date of the Meeting, are deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Auditor, Registrar and Transfer Agent

The auditor of St Andrew is BDO LLP, Chartered Accountants, located at 66 Wellington Street West, Suite 3600, P.O. Box 131, TD Bank Tower, Toronto, Ontario M5K 1H1.

The registrar and transfer agent for the St Andrew Shares is Computershare, at its principal office in Toronto, Ontario.

Interests of Experts

The following Persons, firms and companies are named as having prepared or certified a statement, report, valuation or opinion described or included herein directly or in a document incorporated by reference herein and whose profession or business gives authority to the statement, report, valuation or opinion, in each case with respect to St Andrew:

•	BDO Canada LLP, Chartered Accountants;

•	BMO Capital Markets;

•	Lawrence B. Cochrane, Ph.D., P.Eng., of RPA Inc.;

•	R. Dennis Bergen, P. Eng., of RPA Inc.;

•	Wayne W. Valliant, P. Geo., of RPA Inc.;

•	Pierre Rocque, P. Eng., the former Vice-President, Engineering of St Andrew;

•	Craig Todd, P. Geo, St Andrew’s Exploration Manager;

•	Chester M. Moore, P. Eng., of RPA Inc.;

•	David A. Ross, P. Geo., of RPA Inc.;

•	Keyvan Salehi, P. Eng., MBA, St Andrew’s Vice-President, Corporate Development & Technical Services;

•	Douglas Cater, P. Geo., St Andrew’s Vice-President, Exploration

To the knowledge of St Andrew, none of the Persons so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding St Andrew Shares as at the date of the statement, report or valuation in question, and, except for Craig Todd, Douglas Cater, and Keyvan Salehi, none of the Persons above is or is expected to be elected, appointed or employed as a director, officer or employee of St Andrew or of any associate or Affiliate of St Andrew.

BDO Canada LLP, Chartered Accountants, are the auditors of St Andrew and are independent with respect to St Andrew within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Material Contracts

In addition to the material contracts disclosed in the documents of St Andrew incorporated herein by reference, the Arrangement Agreement is a material contract of St Andrew and was entered into on or before the date of this Circular and is still in effect as of the date hereof.

The Arrangement Agreement is available for review on SEDAR at www.sedar.com. Alternatively, it may be inspected during normal business hours at St Andrew’s office in Toronto, prior to the date of the Meeting.

Consolidated Capitalization

There has been no material change in St Andrew’s capital structure on a consolidated basis since September 30, 2015.

EQUITY COMPENSATION PLAN INFORMATION

The follow table sets out, as at the end of Kirkland’s last completed financial year, information regarding outstanding options granted by the Company under its equity compensation plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) I
Equity compensation plans approved by Shareholders	4,107,800	$12.89	3,922,861
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	4,107,800	$12.89	3,922,861

(1)	Includes options to purchase shares that had not vested by the end of the financial year.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of our knowledge, except as otherwise disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of the date of this Circular, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.

AUDITORS

KPMG LLP are the independent registered chartered accountants of the Company and are independent of the Company within the meanings of the Rules of Professional Conduct of the Institute of Chartered Accounts of British Columbia. KMPG LLP was first appointed auditor of the Company on March 31, 2010.

EXPERTS OF KIRKLAND AND ST ANDREW

Messrs. George Ogilvie, P.Eng, Christopher Stewart, P.Eng. and Stewart Carmichael, P.Geo, of Kirkland Lake, are all Qualified Persons as defined under NI 43-101. All of the scientific and technical disclosure contained in the Circular regarding the Kirkland project was reviewed and approved by Mr. Ogilvie, Mr. Stewart and Mr. Carmichael. As the Chief Executive Officer, VP Operations and Manager of Exploration of Kirkland, respectively, neither Mr. Ogilvie, Mr. Stewart or Mr. Carmichael are considered independent.

Messrs. Duncan Middlemiss, P.Eng., Marc-Andre Pelletier, P.Eng. and Doug Cater, P. Geo. of St Andrew, are all Qualified Persons as defined under NI 43-101. All of the scientific and technical disclosure contained in the Circular regarding the St Andrew properties was reviewed and approved by Mr. Middlemiss, Mr. Pelletier and Mr. Cater. As the Chief Executive Officer, VP and General Manager of Operations and VP Exploration of St Andrew, respectively, neither Mr. Middlemiss, Mr. Pelletier or Mr. Cater are considered independent.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement as they pertain to the Company will be passed upon by Stikeman Elliott LLP. Certain legal matters in connection with the Arrangement as they pertain to St Andrew will be passed upon by McMillan LLP.

OTHER INFORMATION AND MATTERS

As at the date of this Circular, management of Kirkland is not aware of any other matters which may come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

There is no information or matter not disclosed in this Circular but known to the Company that would be reasonably be expected to affect the decision of the Shareholders to vote for or against the Share Issuance Resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information for the Company’s most recently completed financial year is provided in its comparative annual financial statements and MD&A, which is also available on SEDAR.

Shareholders may request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, free of charge, by contacting the Corporate Secretary of the Company by mail at 95 Wellington Street West, Suite 1430, Toronto, Ontario M5J 2N7 or by email at jwagner@klgold.com.

DIRECTORS’ APPROVAL

The Kirkland Board has approved the contents of this Circular and its sending to the Shareholders.

DATED at December 15, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Eric Sprott”
Eric Sprott
Chairman of the Board

CONSENT OF CIBC WORD MARKETS INC.

To: The Directors of Kirkland Lake Gold Inc.

We hereby consent to the references to our firm name and to the reference to our fairness opinion dated November 13, 2015 (the “Opinion”) contained under the headings “Summary – Recommendation of the Board of Directors”, “Summary – Reasons for the Arrangement”, “Summary – Fairness Opinion”, “The Arrangement - Background to the Arrangement”, and “The Arrangement – Fairness Opinion”, and the inclusion of the text of the Opinion dated November 13, 2015 as Appendix “D” to the Circular dated December 15, 2015. The Opinion was given as at November 13, 2015 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Special Committee of the Board of Directors of Kirkland Lake Gold Inc. shall be entitled to rely upon the Opinion.

(Signed) “CIBC World Markets Inc.”

Toronto, Canada
December 15, 2015.

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APPENDIX “A”
GLOSSARY OF TERMS

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement and other than any transaction involving only that Party, any offer, proposal or inquiry (written or oral) from any Person or group of Persons or any Affiliate of any Person acting jointly or in concert after the date of this Agreement relating to (i) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the revenue of that Party or of 20% or more of the voting or equity securities of that Party (or rights or interests in such voting or equity securities); (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving that Party; or (iv) any other similar transaction or series of transactions involving that Party.

“ARC” has the meaning ascribed thereto in “The Arrangement – Defined Terms – Competition Act Approval”.

“Arrangement” means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of St Andrew and Kirkland, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated November 16, 2015 between Kirkland and St Andrew.

“Arrangement Resolution” means the special resolution of St Andrew Shareholders approving the Arrangement.

“Beneficial Shareholder” has the meaning ascribed thereto in “General Proxy Information – Voting by Beneficial Shareholders”.

“CBCA” means the Canada Business Corporations Act.

“CIBC” means CIBC World Markets Inc.

“CIM” has the meaning ascribed thereto in “Notice to Securityholders in the United States”.

“Circular” means this management information circular of Kirkland dated December 15, 2015.

“Commissioner” means the Commissioner of Competition.

“Company” means Kirkland Lake Gold Inc.

“Competition Act” means the Competition Act.

“Competition Act Approval” means (i) the issuance to the Purchaser of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act (Canada) to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act (Canada) with respect to the transactions contemplated by this Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension if such waiting period, under Section 123 of the Competition Act (Canada) or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act (Canada) in accordance with paragraph 113(c) of the Competition Act (Canada), and (B) receipt by Purchaser of written confirmation from the Commissioner of Competition that she or he does not intend to initiate proceedings under the merger provisions of the Competition Act (Canada) in respect of the transactions contemplated by the Arrangement Agreement.

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“Computershare” means Computershare Investor Services Inc.

“Consideration” means the consideration to be received by non-dissenting St Andrew Shareholders pursuant to the Plan of Arrangement in respect of each St Andrew Share that is issued and outstanding immediately prior to the Effective Time, comprising 0.0906 of a Kirkland Share per one (1) St Andrew Share.

“Consideration Shares” means the Kirkland Shares to be issued in exchange for St Andrew Shares pursuant to the Arrangement.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DSU Plan” means the St Andrew’s deferred share unit plan for directors, officers and senior executives of St Andrew effective as of June 30, 2015.

“DSUs” means the outstanding deferred share units issued under the DSU Plan.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Exchange Ratio” means 0.0906.

“Fairness Opinion” means the opinion of CIBC delivered to the Special Committee to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by the Company pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Company.

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA in a form acceptable to St Andrew and Kirkland, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both St Andrew and Kirkland, each acting reasonably) on appeal.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the meeting of St Andrew Shareholders, as the same may be amended by the Court with the consent of Kirkland and St Andrew, each acting reasonably.

“Intermediaries” has the meaning ascribed thereto in “General Proxy Information – Voting by Beneficial Shareholders”.

“Kirkland” means Kirkland Lake Gold Inc.

“Kirkland Board” means the board of directors of Kirkland.

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“Kirkland Change in Recommendation” has the meaning specified in Section 7.2(1)(c)(ii) of the Arrangement Agreement.

“Kirkland Proxyholders” means George Ogilvie, President and Chief Executive Officer and Perry Ing, Chief Financial Officer of Kirkland.

“Kirkland Representatives” means any officer, director, employee, representative (including any financial or other adviser) or agent of Kirkland.

“Kirkland Shareholder Approval” means the approval by the Kirkland Shareholders of the issuance of the Consideration Shares at the Meeting pursuant to the Share Issuance Resolution.

“Kirkland Shareholders” means the holders of Kirkland Shares.

“Kirkland Shares” means the common shares of Kirkland.

“Kirkland Superior Proposal Notice” has the meaning specified in Section 5.7(1)(b) of the Arrangement Agreement.

“Kirkland Support Agreement” means the voting agreements (including all amendments thereto) between the Kirkland and St Andrew Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their St Andrew Shares in favour of the Arrangement.

“Kirkland Termination Fee Event” has the meaning specified in Section 8.2(1)(a) of the Arrangement Agreement.

“Kirkland Termination Fee” has the meaning specified in Section 8.2(1)(c) of the Arrangement Agreement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Macquarie Capital” means Macquarie Capital Markets Canada Ltd.

“Matching Period” has the meaning specified in Section 5.5(1)(e) of the Arrangement Agreement.

“Material Adverse Effect” when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, financial condition or results of operations of that Party and would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by this Agreement by the Outside Date, other than changes, events, occurrences, statements of facts, effects, or circumstances that arise from or in connection with:

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada or the United States;

(b)

any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada or the United States;

(c)	any climatic or other natural events or conditions (including drought, and other weather conditions and any natural disaster);

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(d)	any change or proposed change in Law or IFRS or accounting rules or the interpretation thereof applicable to the industries or markets in which such Party operates;

(e)	prices for commodities, goods, services, or the availability or costs of hedges or other derivatives, including fluctuations in market rates or changes in the price of gold;

(f)	any change affecting the industries or markets in which such Party operates; and

(g)

any change in the trading price or any change in the trading volume of the Common Shares or Purchaser Shares, as applicable related to this Agreement and the Arrangement or the announcement thereof or primarily resulting from those causes identified in clauses (a) to (f) above;

provided, however, that with respect to clauses (b), (c), and (f), such matters do not have a materially disproportionate effect on such Party as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates, and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretative for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Meeting” means the special meeting of Kirkland Shareholders, to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, ON M5L 1B9 on January 19, 2016 at 11:00 a.m. (Toronto time).

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 54-101” means National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

“No Action Letter” has the meaning ascribed thereto in “The Arrangement – Defined Terms – Competition Act Approval”.

“Notice of Meeting” means the notice of special meeting of Kirkland Shareholders dated December 15, 2015.

“Notifiable Transaction” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – Competition Act Approval”.

“OBCA” means the Business Corporations Act (Ontario).

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, is taken in the ordinary course of the normal day-to-day operations of the business of such Party and is not materially adverse to such Party.

“Parties” means St Andrew and Kirkland and “Party” means any one of them.

“Person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A of the Arrangement Agreement, subject to any amendments or variations to such plan made in accordance with Section 8.1 of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of St Andrew and Kirkland, each acting reasonably.

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“Record Date” means December 14, 2015.

“Registered Shareholder” has the meaning ascribed thereto in “General Proxy Information – Voting by Registered Shareholders”.

“Replacement Option” has the meaning specified in Section 4.10(1) of the Arrangement Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Share Issuance Resolution” means the ordinary resolution of Kirkland Shareholders approving the issuance of the Consideration Shares at the Meeting substantially in the form and content of Appendix “B”, in accordance with the policies and rules of the TSX.

“Shareholders” means the shareholders of Kirkland.

“Shares” means the common shares in the capital of Kirkland.

“Special Committee” means the special committee of the Kirkland Board.

“St Andrew” means St Andrew Goldfields Ltd.

“St Andrew Board” means the board of directors of St Andrew.

“St Andrew Change in Recommendation” has the meaning specified in Section 1.1(1)(c)(ii) of the Arrangement Agreement.

“St Andrew Filings” means all documents publicly filed under the profile of St Andrew on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2013.

“St Andrew Options” means the outstanding options to purchase St Andrew Shares issued pursuant to the St Andrew’s stock option plan, as amended and restated on March 13, 2014, as listed in Section 6(b) of the St Andrew disclosure letter.

“St Andrew Option Plan” means the stock option plan of St Andrew, as amended and restated on March 13, 2014.

“St Andrew Representatives” has the meaning specified in Section 1.1(1) of the Arrangement Agreement.

“St Andrew Shareholders” means the holders of St Andrew Shares.

“St Andrew Shares” means the common shares in the capital of St Andrew.

“St Andrew Special Committee” the special committee of the St Andrew Board.

“St Andrew Superior Proposal Notice” has the meaning specified in Section 5.5(1)(c) of the Arrangement Agreement.

“St Andrew Support Agreements” means the voting agreements (including all amendments thereto) between St Andrew and Kirkland Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Kirkland Shares in favour of the Share issuance Resolution and to the extent that Kirkland Supporting Shareholders own or controls St Andrew Shares, to vote such in favour of the Arrangement.

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“St Andrew Termination Fee” has the meaning specified in Section 8.2(1)(a) of the Arrangement Agreement.

“St Andrew Termination Fee Event” has the meaning specified in Section 8.2(1)(b) of the Arrangement Agreement.

“Superior Proposal” means, with respect to a Party, any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to such Party to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding up or similar transaction not less than all of the outstanding Common Shares or the Purchaser Shares, as the case may be, not owned by the Person making such Acquisition Proposal or its Affiliates, or all or substantially all of the assets of the Company or the Purchaser, as the case may be, on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of Article 5 of the Arrangement Agreement; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the St Andrew Shares, Kirkland Shares or assets, as the case may be; (d) is not subject to any due diligence condition beyond the tenth Business Day after which the Person making the Acquisition Proposal is first afforded access to the books, records and personnel of St Andrew or Kirkland, as the case may be; (e) the taking of action in respect of such Acquisition Proposal is necessary for the board of directors of St Andrew or the Board, as applicable, in the discharge of its duties under Law; and (f) that the board of directors of such Party determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to St Andrew Shareholders or Kirkland Shareholders, as the case may be, than the Arrangement (including, for any Acquisition Proposal in respect of St Andrew, any amendments to the terms and conditions of the Arrangement that may be proposed by Kirkland pursuant to Section 5.5(2) of the Arrangement Agreement).

“Supplementary Information Request” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – Competition Act Approval”.

“Supporting Kirkland Shareholders” has the meaning ascribed thereto in “The Arrangement – Support Agreements – Kirkland Support Agreements”.

“Supporting St Andrew Shareholders” has the meaning ascribed thereto in “The Arrangement – Support Agreements – St Andrew Support Agreements”.

“TSX” means the Toronto Stock Exchange.

“VIF” means the voting instructions form.

“Waiver” has the meaning ascribed thereto in “The Arrangement – Regulatory Matters – Competition Act Approval”.

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APPENDIX “B”
SHARE ISSUANCE RESOLUTION

BE IT RESOLVED THAT:

1.

the issuance of such number of common shares of Kirkland Lake Gold Inc. (“Kirkland”) as may be required to be issued pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) involving Kirkland and St Andrew Goldfields Ltd. (“St Andrew”), as set forth in the arrangement agreement (the “Arrangement Agreement”) between Kirkland and St Andrew dated November 16, 2015 and all as more particularly described and set forth in the management information circular (the “Circular”) of Kirkland dated December 15, 2015 accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.

the reservation for issuance and issuance of such number of Kirkland’s common shares as may be required to be issued pursuant to the exercise of the replacement stock options to be issued by Kirkland pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized and approved;

3.

notwithstanding that this resolution has been passed by the shareholders of Kirkland, the board of directors of Kirkland is hereby authorized and empowered, without further notice to, or approval of, the shareholders of Kirkland:

(a)

to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of Kirkland’s common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

4.

any one director or officer of the Kirkland is hereby authorized, for and on behalf and in the name of Kirkland, to execute and deliver, whether under corporate seal of Kirkland or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms thereof, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX “C”
ARRANGEMENT AGREEMENT

EXECUTION VERSION

KIRKLAND LAKE GOLD INC.

as the Purchaser

and

ST ANDREW GOLDFIELDS LTD.

as the Company

ARRANGEMENT AGREEMENT

November 16, 2015

( i )

( ii )

SCHEDULES

Schedule A	PLAN OF ARRANGEMENT

Schedule B	ARRANGEMENT RESOLUTION

Schedule B-1	PURCHASER SHAREHOLDER APPROVAL RESOLUTION

Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Schedule D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

( iii )

ARRANGEMENT AGREEMENT

This Arrangement Agreement is dated November 16, 2015 between Kirkland Lake Gold Inc., a corporation existing under the laws of Canada (the “Purchaser”) and St Andrew Goldfields Ltd., a corporation existing under the laws of the Province of Ontario (the “Company”).

WHEREAS:

(a)

The Purchaser proposes to acquire all of the issued and outstanding common shares of the Company on the basis of 0.0906 common shares in the capital of the Purchaser for each one (1) Common Share in the capital of the Company;

(b)	The Purchaser and the Company intend that the acquisition of the Company be carried out under the arrangement provisions of Section 182(1) of the Business Corporations Act (Ontario);

(c)

The boards of directors of each of the Purchaser and the Company have unanimously determined that the Arrangement is in the best interests of the Purchaser and the Company, respectively, and fair to their respective shareholders, and have resolved to support the Arrangement and enter into this Arrangement Agreement;

(d)

The Purchaser has entered into the Purchaser Voting Agreements with the Company Locked-up Shareholders, pursuant to which, among other things, such Company Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Common Shares now held or hereafter acquired by them in favour of the Arrangement Resolution; and

(e)

The Company has entered into the Company Voting Agreements with the Purchaser Locked-up Shareholders, pursuant to which, among other things, such Purchaser Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Purchaser Shares now held or hereafter acquired by them in favour of the Purchaser Shareholder Approval resolution.

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement and other than any transaction involving only that Party, any offer, proposal or inquiry (written or oral) from any Person or group of Persons or any Affiliate of any Person acting jointly or in concert after the date of this Agreement relating to (i) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the revenue of that Party or of 20% or more of the voting or equity securities of that Party (or rights or interests in such voting or equity securities); (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving that Party; or (iv) any other similar transaction or series of transactions involving that Party.

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions.

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Company Disclosure Letter and the Purchaser Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time by mutual agreement in accordance with the terms hereof.

“Arrangement” means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Associate” has the meaning specified in the Securities Act (Ontario).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means St Andrew Goldfields Ltd.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(2) .

“Company Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii) .

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Data Room” means the material contained as of 11:59 p.m. on November 13, 2015 in the virtual data room established by the Company and its financial advisors, the index of documents of which is appended to the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the employees of the Company.

“Company Fairness Opinion” means an opinion of BMO Nesbitt Burns Inc. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such holders.

“Company Filings” means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2013.

“Company Locked-up Shareholders” means each of Randall Abramson, Adam Abramson and Edward Abramson and all of the directors and senior officers of the Company.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Nominee” has the meaning specified in Section 4.11.

“Company Optionholders” means the holders of Company Options.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company’s stock option plan, as amended and restated on March 13, 2014, as listed in Section 6(b) of the Company Disclosure Letter.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the holders of DSUs.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Company Representative” has the meaning specified in Section 5.1(1) .

“Company Superior Proposal Notice” has the meaning specified in Section 5.5(1)(c) .

“Company Termination Fee” has the meaning specified in Section 8.2(1)(a) .

“Company Termination Fee Event” has the meaning specified in Section 8.2(1)(b) .

“Company Voting Agreements” means the voting agreements (including all amendments thereto) between the Company and the Purchaser Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Purchaser Shares in favour of the Purchaser Shareholder Approval resolution and to the extent that Purchaser Locked-up Shareholders own or control Common Shares, to vote such Common Shares in favour of the Arrangement Resolution.

“Competition Act Approval” means (i) the issuance to the Purchaser of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act (Canada) to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act (Canada) with respect to the transactions contemplated by this Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act (Canada) or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act (Canada) in accordance with paragraph 113(c) of the Competition Act (Canada), and (B) receipt by Purchaser of written confirmation from the Commissioner of Competition that she or he does not intend to initiate proceedings under the merger provisions of the Competition Act (Canada) in respect of the transactions contemplated by this Agreement.

“Confidentiality Agreement” means that certain confidentiality agreement made as of July 10, 2015 between the Purchaser and the Company.

“Consideration” means the consideration to be received by non-dissenting Company Shareholders pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, comprising 0.0906 of a Purchaser Share per one (1) Common Share.

“Consideration Shares” means the Purchaser Shares to be issued in exchange for Common Shares pursuant to the Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws.

“Contract” means, with respect to any Person, any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which such Person is a party or by which it is bound or affected or to which any of its respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Common Shares for Purchaser Shares in connection with the Arrangement.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DSU Plan” means the Company’s deferred share unit plan for directors, officers and senior executives of the Company effective as of June 30, 2015, a copy of which is included in the Company Data Room.

“DSUs” means the outstanding deferred share units issued under the DSU Plan.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“ESPP” means the employee share purchase plan of the Company, effective as of April 1, 2010.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exchange Ratio” means 0.0906.

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“IFRS” means generally accepted accounting principles as set-out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Intellectual Property” means (a) all trademarks, service marks, Internet domain names and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby, (b) patents and patent applications, (c) confidential and proprietary information, including trade secrets and know-how, and (d) copyrights and registrations and applications for registration of the foregoing.

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Matching Period” has the meaning specified in Section 5.5(1)(e) .

“Material Adverse Effect” when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, financial condition or results of operations of that Party and would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by this Agreement by the Outside Date, other than changes, events, occurrences, statements of facts, effects, or circumstances that arise from or in connection with:

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada or the United States;

(b)

any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada or the United States;

(c)	any climatic or other natural events or conditions (including drought, and other weather conditions and any natural disaster);

(d)	any change or proposed change in Law or IFRS or accounting rules or the interpretation thereof applicable to the industries or markets in which such Party operates;

(e)	prices for commodities, goods, services, or the availability or costs of hedges or other derivatives, including fluctuations in market rates or changes in the price of gold;

(f)	any change affecting the industries or markets in which such Party operates; and

(g)

any change in the trading price or any change in the trading volume of the Common Shares or Purchaser Shares, as applicable related to this Agreement and the Arrangement or the announcement thereof or primarily resulting from those causes identified in clauses (a) to (f) above;

provided, however, that with respect to clauses (b), (c), and (f), such matters do not have a materially disproportionate effect on such Party as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates, and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretative for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means with respect to a Party, any Contract that:

(a)	if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect on such Party;

(b)	is a contract that contains any non-competition, non-solicitation or similar obligation that restricts in any way the business of such Party or its Affiliates;

(c)

relates to the disposition or acquisition by such Party after the date of this Agreement of material assets or an ownership interest in a material business or pursuant to which such Party has any material ownership or participation interest in any other Person or other business enterprise;

(d)

provides for obligations or entitlements or termination payments of such Party, or which has an economic value to such Party, whether or not on a contingent basis, in excess of either $5,000,000 per annum or $10,000,000 in total;

(e)	such Party has filed with the Securities Authorities as a material contract in accordance with applicable Securities Laws; or

(f)

is a joint venture agreement, royalty agreement, power supply agreement, water supply agreement, agreement with a Governmental Entity, or any other material agreement that requires the consent of a third party in order to effect the transactions contemplated by the Arrangement.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“OBCA” means the Business Corporations Act (Ontario).

“Officer” has the meaning specified in the Securities Act (Ontario).

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, is taken in the ordinary course of the normal day-to-day operations of the business of such Party and is not materially adverse to such Party.

“Outside Date” means March 31, 2016 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, in respect of the Company, any one or more of the following:

(a)	Liens for Taxes which are not delinquent;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising in the Ordinary Course, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Laws or of which notice in writing has not been given to the Company;

(c)

the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Company, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)

easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not in the aggregate materially detract from the ability to use any leased properties and would not reasonably be expected to materially and adversely affect the ability of the Company to carry on its business in the Ordinary Course;

(e)	Liens listed and described in Section 2 of the Company Disclosure Letter; and

(f)	Liens listed and described in the opinion of McMillan LLP dated November 5, 2015 addressed to the Purchaser.

“Person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Kirkland Lake Gold Inc.

“Purchaser Board” means the board of directors of the Purchaser as constituted from time to time.

“Purchaser Board Recommendation” has the meaning specified in Section 4.6(1)(c) .

“Purchaser Change in Recommendation” has the meaning specified in Section 7.2(1)(c)(ii) .

“Purchaser Circular” means the notice of the Purchaser Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Purchaser Shareholders in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Purchaser Superior Proposal Notice” has the meaning specified in Section 5.7(1)(b) .

“Purchaser Data Room” means the material contained as of 11:59 p.m. on November 13, 2015 in the virtual data room established by the Purchaser and its financial advisors, the index of documents of which is appended to the Purchaser Disclosure Letter.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Company with this Agreement.

“Purchaser Fairness Opinion” means an opinion of CIBC World Markets Inc. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by the Purchaser pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Purchaser.

“Purchaser Filings” means all documents publicly filed under the profile of the Purchaser on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2013.

“Purchaser Locked-up Shareholders” means the senior officers and directors of the Purchaser.

“Purchaser Meeting” means the special meeting of Purchaser Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Purchaser Shareholder Approval.

“Purchaser Representative” has the meaning specified in Section 5.2(1) .

“Purchaser Shareholder Approval” means the approval by the Purchaser Shareholders of the issuance of the Consideration Shares at the Purchaser Meeting by ordinary resolution, substantially in the form of Schedule B-1.

“Purchaser Shareholders” means the registered or beneficial holders of the Purchaser Shares, as the context requires.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Purchaser Termination Fee” has the meaning specified in Section 8.2(1)(a) .

“Purchaser Termination Fee Event” has the meaning specified in Section 8.2(1)(c) .

“Purchaser Voting Agreements” means the voting agreements (including all amendments thereto) between the Purchaser and the Company Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Common Shares in favour of the Arrangement Resolution.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement.

“Replacement Options” has the meaning specified in Section 4.10(1) .

“Required Approval” has the meaning specified in Section 2.2(3) .

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or the United States, including the United States Securities and Exchange Commission.

“Securities Laws” means the Securities Act (Ontario) and any other applicable provincial securities Laws.

“Severance Side Letter” means the side letter dated the date hereof between the Company and the Purchaser detailing the treatment and allocation of certain severance payments in respect of certain employees of the Company.

“Superior Proposal” means, with respect to a Party, any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to such Party to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding up or similar transaction not less than all of the outstanding Common Shares or the Purchaser Shares, as the case may be, not owned by the Person making such Acquisition Proposal or its Affiliates, or all or substantially all of the assets of the Company or the Purchaser, as the case may be, on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of Article 5; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Common Shares, Purchaser Shares or assets, as the case may be; (d) is not subject to any due diligence condition beyond the tenth Business Day after which the Person making the Acquisition Proposal is first afforded access to the books, records and personnel of the Company or the Purchaser, as the case may be; (e) the taking of action in respect of such Acquisition Proposal is necessary for the Company Board or the Purchaser Board, as applicable, in the discharge of its duties under Law; and (f) that the board of directors of such Party determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders or the Purchaser Shareholders, as the case may be, than the Arrangement (including, for any Acquisition Proposal in respect of the Company, any amendments to the terms and conditions of the Arrangement that may be proposed by the Purchaser pursuant to Section 5.5(2)) .

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)

Capitalized Terms. All capitalized terms used in any Schedule, in the Company Voting Agreements or the Purchaser Voting Agreements, in the Company Disclosure Letter or the Purchaser Disclosure Letter have, unless otherwise defined, the meanings ascribed to them in this Agreement.

(6)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company or the Purchaser, it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of Duncan Middlemiss and Ben Au of the Company, and George Ogilvie and Chris Stewart of the Purchaser, as the case may be.

(7)

Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(8)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 9:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 9:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Toronto, Ontario.

Section 1.3	Schedules.

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)

The Company Disclosure Letter, the Purchaser Disclosure Letter, the Severance Side Letter and all information contained therein is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Article 2
THE ARRANGEMENT

Section 2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limitation to the foregoing, at the Effective Time, the Plan of Arrangement shall become effective with the result that, among other things, the Purchaser will become the holder of all the outstanding Common Shares.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to the Purchaser, pursuant to the OBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(1)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(2)	for confirmation of the record date for the Company Meeting referred to in Section 2.3(1);

(3)

that the required level of approval (the “Required Approval ”) for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, each Company Share entitling the holder thereof to one vote on the Arrangement Resolution;

(4)	that the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(5)	for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders;

(6)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(7)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(8)

that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not, unless agreed to in writing by the Purchaser and the Company, change in respect of any adjournment(s) or postponement(s) of the Company Meeting;

(9)

that it is the Purchaser’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(10)	for such other matters as the Purchaser and/or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld or delayed.

Section 2.3	The Company Meeting

Subject to the terms of this Agreement, the Company shall:

(1)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law on or before January 31, 2016, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, acting reasonably, except in the case of an adjournment as required for quorum purposes or as required or permitted under Section 5.5(5);

(2)

solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using such mutually agreeable dealer and proxy solicitation services firms as the Purchaser may request, at the Company’s expense, and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(3)

provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser;

(4)

permit the Purchaser, on behalf of the management of the Company, directly or through a soliciting dealer, to actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(5)

consult with the Purchaser in fixing the date of the Company Meeting (it being agreed that the Purchaser and the Company will use their commercially reasonable efforts to schedule the Company Meeting and the Purchaser Meeting on the same day and at the same time), give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives and legal counsel to attend the Company Meeting;

(6)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(7)

promptly advise the Purchaser of any communication (written or oral) from any Company Shareholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communication sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights; s

(8)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(9)

not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, or change any other matters in connection with the Company Meeting unless required by Law or approved by the Purchaser; and

(10)

at the request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the Company Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including Company Optionholders), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non- objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.4	The Company Circular

(1)

The Company shall as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order (and in all cases no later than seven (7) Business Days thereafter), cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date determined pursuant to Section 2.3(1).

(2)

The Company shall ensure that the Company Circular complies in all material respects with applicable Law, does not contain any Misrepresentation (except that the Company shall not be responsible for any information relating to the Purchaser, including the Purchaser Shares) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Company Fairness Opinion, (ii) a statement that the Company Board has received the Company Fairness Opinion, and has unanimously, after receiving legal and financial advice, determined that the Arrangement Resolution is in the best interests of the Company and fair to the Company Shareholders and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”), and (iii) a statement that the Company Locked-up Shareholders have entered into the Purchaser Voting Agreements and have agreed to vote all their Common Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement.

(3)

The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)

The Purchaser shall provide all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor and shall use reasonable commercial efforts to ensure that such information does not contain any Misrepresentation concerning the Purchaser or the Purchaser Shares. The Purchaser shall indemnify and save harmless the Company and its officers, directors and employees from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company or any of its officers, directors and employees may be subject or may suffer as a result of, or arising from, any Misrepresentation contained in any information included in the Company Circular that was provided by the Purchaser pursuant to this Section 2.4(4), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such Misrepresentation.

(5)

The Purchaser will reasonably cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required to be supplied by the Purchaser in connection therewith.

(6)

Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed as provided for in the Interim Order and as required by applicable Law, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the later of the approval of the Arrangement Resolution at the Company Meeting as provided for in the Interim Order and the approval of the Purchaser Shareholder Approval resolution at the Purchaser Meeting, or within such other time period as may be agreed upon by the Parties, each acting reasonably.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2)

provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(3)

provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(5)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(6)

oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7)	not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate.

Section 2.7	No Fractional Shares

The Purchaser will not be required to issue or deliver fractions of Consideration Shares or to distribute share certificates which evidence fractional Consideration Shares and such Consideration Shares shall be rounded down to the nearest whole number.

Section 2.8	Articles of Arrangement and Effective Date

(1)

The Company shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Company or the Company Securityholders.

(2)

The Company shall file the Articles of Arrangement with the Director within 2 (two) Business Days after the satisfaction or, where not prohibited, waiver of the conditions set forth in Article 6, unless another time or date, which is prior to the Outside Date, is agreed to in writing by the Parties.

(3)

The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9, or at such other location as may be agreed upon by the Parties.

Section 2.9	Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.10	Announcement and Shareholder Communications

The Purchaser and the Company shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Party’s announcement to be approved by the other Party in advance, each acting reasonably. The Purchaser and the Company agree to cooperate in the preparation of presentations, if any, to the Company Shareholders or the Purchaser Shareholders regarding the transactions contemplated by this Agreement and no Party shall:

(1)

issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(2)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing under Law or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

Section 2.11	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and Replacement Options issued on completion of the Arrangement to Company Shareholders and Company Optionholders, as applicable, will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(1)	the Arrangement will be subject to the approval of the Court;

(2)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(3)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Company Shareholders and the Company Optionholders, subject to the Arrangement;

(4)

the Company will ensure that each Person entitled to receive Consideration Shares or Replacement Options, as applicable, on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(5)

each Person entitled to receive Consideration Shares or Replacement Options, as applicable will be advised that the Consideration Shares and Replacement Options, respectively, issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(6)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Company Shareholders and the Company Optionholders;

(7)

the Interim Order approving the Company Meeting will specify that each Company Shareholder and each Company Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(8)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Purchaser, pursuant to the Plan of Arrangement.”.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, or as disclosed in the Company Filings, the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2	Representations and Warranties of the Purchaser

(1)

Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter, or as disclosed in the Purchaser Filings, the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

Section 4.1	Conduct of Business of the Company.

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall conduct business in the Ordinary Course.

(2)

Without limiting the generality of Section 4.1(1), and without derogating from the obligations of the Company in Section 4.2, the Company shall use reasonable commercial efforts to preserve intact the current business organization of the Company, keep available the services of the present employees and agents of the Company and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with the Company and, except with the prior written consent of the Purchaser, such consent not to be unreasonably conditioned, withheld or delayed, the Company shall not, directly or indirectly:

(a)	amend its Constating Documents (other than as contemplated under this Agreement or in connection with the Arrangement);

(b)

split, combine, consolidate or reclassify any shares of its capital stock, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of the Common Shares;

(d)

issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for the issuance of Common Shares issuable upon the exercise of the currently outstanding Company Options;

(e)

other than in respect of existing budgeted expenditures as disclosed in the Company Filings and the Company Data Room, or as otherwise permitted by Section 4.1(2)(h), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

(f)	reorganize, amalgamate, combine or merge the Company with any other Person;

(g)

sell, lease, transfer or otherwise dispose of any of its assets except for (i) assets which are obsolete and which individually or in the aggregate do not exceed $3,000,000, or (ii) inventory sold in the Ordinary Course;

(h)

make any capital expenditure or commitment to do so, except with respect to the development of the Company’s mines as disclosed in the Company Filings, which individually or in the aggregate do not exceed $9,000,000, provided however that all capital expenditures in the amount of $500,000 or greater which are not subject to an executed contract with the Company shall require the prior written consent of the Purchaser, not to be unreasonably withheld or delayed, before such expenditure may be incurred;

(i)	prepay any indebtedness for borrowed money before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(j)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(l)

pay any bonus or profit sharing distribution or similar payment of any kind, except in the Ordinary Course and consistent with past practice, to a maximum aggregate bonus, distribution or payment of $2,400,000, provided that payments of bonuses covered by this subparagraph (l) may be made by the Company at any time prior to the Effective Time (but in no event earlier than January 1, 2016) and provided further that concurrently with the payment of any bonuses hereunder, the Company shall deliver to the Purchaser a detailed summary outlining: (A) the name of each employee who received a bonus; (B) the amount of bonus that was paid, together with a comparison showing the amount of bonus paid to such employee for the immediately preceding fiscal year; (C) the Company’s assessment of the key performance indicators that merited that the payment of such bonus; and (D) any other information that the Purchaser may request, acting reasonably;

(m)	except as required by IFRS, make any change in the Company’s methods of accounting;

(n)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees, except for non-executive employees in the Ordinary Course and consistent with past practice;

(o)

(i) create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee, director or executive officer of the Company; (ii) change the benefits payable under any existing severance or termination pay policies with any Company Employee, director or executive officer of the Company; (iii) change the benefits payable under any employment agreements with any Company Employee, director or executive officer of the Company; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement, except as necessary to comply with Law or with respect to existing provisions of such plans) with any director or executive officer of the Company; or (v) change compensation, bonus levels or other benefits payable to any director or executive officer of the Company or to any Company Employee;

(p)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(q)	compromise or settle any litigation, proceeding or governmental investigation;

(r)

except in the Ordinary Course, amend or modify in any material respect, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, other than the Company may terminate its engagement letter dated June 22, 2015 with Investec Bank plc and pay the termination fees and expenses pursuant thereto;

(s)

except as contemplated in Section 4.9, amend, modify or terminate any material insurance (or re-insurance) policy of the Company in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(t)	abandon or fail to diligently pursue any application for any material licences, permits, authorizations or registrations; or

(u)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2	Company Covenants Regarding the Arrangement.

(1)

The Company shall use reasonable commercial efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)

using reasonable commercial efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement (including the consent required in respect of the Company’s existing leasing facility with HSBC), in each case, on terms that are reasonably satisfactory to the Purchaser;

(b)

using its reasonable commercial efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(c)

carrying out in accordance with and subject to the terms of this Agreement, the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement; and

(d)

not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(2)	The Company shall promptly notify the Purchaser of:

(a)

any Material Adverse Effect with respect to the Company or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect with respect to the Company;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)

any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(d)

any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or that relate to this Agreement or the Arrangement.

Section 4.3	Purchaser Covenants Regarding Conduct of Business and regarding the Arrangement.

(1)

From the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by applicable Law, consented to by the Company in writing, or otherwise expressly permitted by this Agreement, the Purchaser shall:

(a)

conduct its business only in the Ordinary Course consistent with past practice and to the extent consistent therewith, use its reasonable commercial efforts to (i) preserve intact the present business organization of the Purchaser, (ii) maintain in effect all material Authorizations of the Purchaser, (iii) keep available the services of present officers, key employees and key consultants of the Purchaser; (iv) comply in all material respects with the terms of each Material Contract to which the Purchaser is a party, and (v) preserve intact the material relationships of the Purchaser with suppliers and distributors; and

(b)

not, directly or indirectly, do or permit to occur any of the following: (i) issue, or authorize the issuance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for the issuance of Purchaser Shares issuable upon the exercise of the currently outstanding stock options and convertible debentures of the Purchaser and except for the issue of stock options in the Ordinary Course consistent with past practice; (ii) amend or propose to amend its Constating Documents or the terms of the Purchaser Shares in a manner that could have a material adverse effect on the market price or value of the Purchaser Shares to be issued in connection with the Arrangement; (iii) split, consolidate or reclassify any of its shares or undertake any other capital reorganization; (iv) reorganize, amalgamate, combine or merge the Purchaser with any other Person; or (v) reduce the stated capital in respect of the Purchaser Shares.

(2)

The Purchaser shall perform all obligations required to be performed by the Purchaser under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)	defend all lawsuits or other legal, regulatory or other proceedings against the Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b)

apply for and use its reasonable commercial efforts to obtain approval of the listing and posting for trading on the TSX of the Consideration Shares and otherwise comply with TSX requirements relevant to this Agreement, including with respect to the issuance of the Replacement Options;

(c)	provide such assistance as may be reasonably requested by the Company for the purposes of completing the Company Meeting;

(d)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(e)	comply in all material respects with all Laws;

(f)

not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and

(g)

promptly notify the Company of: (i) any Material Adverse Effect with respect to the Purchaser or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect with respect to the Purchaser; (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement; (iii) any notice or other communication from any Governmental Entity in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company); and (iv) any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser, this Agreement or the Arrangement.

Section 4.4	Regulatory Approvals

(1)

The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals (including the Competition Act Approval) and use their reasonable commercial efforts to obtain and maintain all Regulatory Approvals (including the Competition Act Approval). The applicable filing fees for the Competition Act Approval shall be borne solely by the Purchaser.

(2)

The Parties shall reasonably cooperate with one another in connection with obtaining the Regulatory Approvals including providing one another with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity. Despite the forgoing, the Purchaser is under no obligation to take any steps or actions that would, in its sole discretion, affect the Purchaser’s right to own, use or exploit its business, operations or assets or those of the Company.

Section 4.5	Purchaser Meeting

Subject to the terms of this Agreement, the Purchaser shall:

(1)

convene and conduct the Purchaser Meeting in accordance with the Purchaser’s Constating Documents as soon as reasonably practicable and in any event prior to January 31, 2016 for the purpose of considering the Purchaser Shareholder Approval resolution and for any other proper purpose as may be set out in the Purchaser Circular and agreed to by the Company, acting reasonably, and not except as required for quorum purposes, as required by Laws, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting without the prior written consent of the Company;

(2)

solicit proxies in favour of the approval of the Purchaser Shareholder Approval resolution and against any resolution submitted by any Purchaser Shareholder that is inconsistent with the Purchaser Shareholder Approval resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Company, acting reasonably, using such mutually agreeable dealer and proxy solicitation services firms as the Company may request, at the Purchaser’s expense;

(3)

consult with the Company in fixing the date of the Purchaser Meeting (it being agreed that the Purchaser and the Company will use their commercially reasonable efforts to schedule the Company Meeting and the Purchaser Meeting on the same day and at the same time);

(4)	give notice to the Company of the Purchaser Meeting and allow the Company’s Representatives and legal counsel to attend the Purchaser Meeting;

(5)

not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting, or change any other matters in connection with the Purchaser Meeting unless required by Law or approved by the Company; and

(6)

advise the Company as the Company may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Purchaser Meeting, as to the aggregate tally of the proxies received by Purchaser in respect of the Purchaser Shareholder Approval resolution.

Section 4.6	Purchaser Circular

(1)	The Purchaser shall:

(a)

as promptly as reasonably practicable following execution of this Agreement, (i) prepare the Purchaser Circular together with any other documents required by applicable Laws, (ii) file the Purchaser Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Purchaser Circular as required in accordance with all applicable Laws;

(b)

ensure that the Purchaser Circular complies in all material respects with all Laws and does not contain any Misrepresentation (except that the Purchaser shall not be responsible for any information relating to the Company and the Common Shares);

(c)

(i) solicit proxies in favour of the Purchaser Shareholder Approval resolution, and against any resolution submitted by any other Purchaser Shareholder, and take all other actions that are reasonably necessary or desirable to seek the Purchaser Shareholder Approval; (ii) include a statement that the Purchaser Board has, after receiving legal and financial advice, unanimously determined that entering into this Agreement and completing the transactions contemplated by this Agreement are in the best interests of the Purchaser and the Purchaser Board is recommending that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Approval resolution (the “Purchaser Board Recommendation”); and (iii) include in the Purchaser Circular: (A) a copy of the Purchaser Fairness Opinion; (B) a statement that the Purchaser Board has received the Purchaser Fairness Opinion and a statement that the Purchaser Locked-up Shareholders have entered into the Company Voting Agreements and will vote all their Purchaser Shares in favour of the Purchaser Shareholder Approval resolution and against any resolution submitted by any Purchaser Shareholder that is inconsistent therewith; and

(d)	provide the Company with final copies of the Purchaser Circular prior to the mailing thereof to the Purchaser Shareholders.

(2)

The Company and its legal counsel shall be given a reasonable opportunity to review and comment on the Purchaser Circular prior to the Purchaser Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by the Company and its counsel, provided that all information relating solely to Company, its Affiliates and the Common Shares included in the Purchaser Circular shall be in form and content satisfactory to the Company, acting reasonably.

(3)

The Company shall provide all necessary information concerning the Company that is required by Law to be included by the Purchaser in the Purchaser Circular or other related documents to the Purchaser in writing, use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Purchaser Circular and to the identification in the Purchaser Circular of each such advisor and shall use reasonable commercial efforts to ensure that such information does not contain any Misrepresentation concerning the Company. The Company shall indemnify and save harmless the Purchaser and its officers, directors and employees from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Purchaser or any of its officers, directors and employees may be subject or may suffer as a result of, or arising from, any Misrepresentation contained in any information included in the Purchaser Circular that was provided by the Company pursuant to this Section 4.6(3), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such Misrepresentation.

(4)

The Company and the Purchaser shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Purchaser Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Purchaser Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Purchaser Circular as required or appropriate, and the Purchaser shall promptly mail, file or otherwise publicly disseminate any amendment or supplement to the Purchaser Circular to Purchaser Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities or any other Governmental Entities as required.

Section 4.7	Access to Information; Confidentiality

(1)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws and the terms of any existing Contracts upon reasonable notice, each of the Purchaser and the Company shall, and shall cause their respective representatives to, afford to the other Party and to representatives of the other Party, such access as the other Party may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request.

(2)

Investigations made by or on behalf of the Purchaser or the Company, whether under this Section 4.7 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other in this Agreement.

(3)

Each of the Parties acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.7(1) above that is non- public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.8	Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)

Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Section 7.2(1)(c)(i) or Section 7.2(1)(d)(i) and no payments are payable as a result of such termination under this Agreement unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered by a Party and the other Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) Business Days from delivery of such notice.

Section 4.9	Insurance and Indemnification

(1)

Prior to the Effective Date, the Company shall obtain and pay the full premiums for the extension of the Company’s policies of directors and officers liability insurance for a claims reporting or run-off and extended reporting period of at least six (6) years from and after the Effective Date, provided that any such run-off or “tail” policies obtained are consistent with policies obtained in similar circumstances for other companies comparable to the Company (in terms of market value) in its relevant industry. Such directors and officers insurance shall cover the present and former directors and officers of the Company with respect to any claim or matter insured related to any period of time on or prior to the Effective Date and otherwise with respect to any act or omission on the part of such directors and officers in their capacities as directors and officers of the Company (including without limitation in connection with the entering into of this Agreement, the approval and completion of the Arrangement and each of the transactions contemplated thereby), with terms, conditions, retentions and limits of liability that are no less favourable to the indemnified persons than the coverage provided under the existing insurance policies of the Company.

(2)

The Purchaser shall and shall cause the Company (and any successors) to honour all rights to indemnification and exculpation now existing in favour of present and former directors, officers and employees of the Company and the Purchaser shall cause the Company to ensure that the articles and bylaws of the Company (or any successor thereto) contain substantially the same provisions with respect to indemnification set forth in the articles and bylaws of the Company in effect immediately prior to the Effective Date, which provisions shall not, except to the extent required by Law, be materially amended, repealed or otherwise modified for a period of six (6) years from the Effective Date in any manner, that would materially and adversely affect the rights thereunder of individuals who at any time on or before the Effective Date, were directors, officers or employees of the Company.

(3)

The provisions of this Section 4.9 are intended for the benefit of, and shall be enforceable by each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives and, for such purpose, the Company (including any successor) hereby confirms that it is acting as agent and trustee on their behalf.

(4)

If the Company or any of its successors consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, proper provisions shall be made by the Company and the Purchaser so that the successors of the Company shall assume all of the obligations of the Company set forth in this Section 4.9.

(5)

The Purchaser will and will cause the Company to honour and abide by and perform the terms of all agreements of the Company with its directors, officers and employees in effect on the Effective Date, including without limitation, under indemnification agreements, employment agreements and retention agreements (including, without limitation, as set forth in the Severance Side Letter) and in respect of those individuals who are on disability leave, parental leave or other permitted absence.

(6)	The provisions of this Section 4.9 shall survive completion of the Arrangement and continue in full force and effect for a period of six (6) years following the Effective Date.

Section 4.10	Company Options, ESPP and DSUs

(1)

Subject to the terms and conditions of this Agreement and the approval of the TSX, if applicable, pursuant to the Plan of Arrangement, at the Effective Time, each Company Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be exchanged for an equivalent option (each, a “Replacement Option”) to purchase from Purchaser the number of Purchaser Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Common Shares subject to such Company Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Company Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, vesting schedule, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Company Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of the Company or the Purchaser, as the case may be.

(2)

Subject to the terms and conditions of the ESPP, the Company shall, promptly following execution of this Agreement, suspend future participation under the ESPP and provide participants with notice of the intention of the Company to terminate the ESPP effective as of the Effective Time, provided that, for greater certainty, the Company shall comply with all of its existing obligations incurred or accrued in connection with the ESPP prior to the time at which termination is thereof is effective.

(3)

Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement, at the Effective Time, the Effective Date shall be deemed to be the Redemption Date (as defined in the DSU Plan) for all of the then issued and outstanding DSUs, and the Company shall pay to each holder of a DSU such cash amount as is due to such holder under the terms of the DSU Plan (less any amounts withheld pursuant to the DSU Plan or the Plan of Arrangement) and thereafter the DSU Plan will terminate and none of the former holders of DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the DSU Plan.

Section 4.11	Representation on Purchaser’s Board of Directors

The Purchaser shall take all necessary actions such that at the Effective Time, one nominee of the Company agreed to by the Company and the Purchaser prior to the Effective Time (the “Company Nominee”) shall be appointed to the Purchaser Board and shall be nominated for re-election to the Purchaser Board, and included in the meeting materials for, the first annual meeting of Purchaser Shareholders following the Effective Date. At the Effective Time, the Purchaser Board shall be comprised of no more than eight (8) directors including the Company Nominee.

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Company Non-Solicitation

(1)

Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company (collectively “Company Representatives”), or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Company;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Company; provided, however, that, for greater certainty, the Company may advise any Person making an unsolicited Acquisition Proposal for the Company that such Acquisition Proposal does not constitute a Superior Proposal when the Company Board has so determined;

(c)	make a Company Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Company (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for the Company for a period of five Business Days shall not be considered a violation of this Section 5.1(1)(d)); or

(e)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for the Company.

(2)

The Company shall, and shall cause the Company Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for the Company, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including the Company Data Room, and any confidential information, properties, facilities, books and records of the Company; and

(b)

request: (i) the return or destruction of all copies of any confidential information regarding the Company provided to any Person other than the Purchaser, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of the Company in respect thereof.

(3)

The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company is a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company is a party, and (ii) neither the Company, nor any of the Company Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company under any confidentiality, standstill or similar agreement or restriction to which the Company is a party, but for greater certainty, it is acknowledged and agreed that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into this Agreement will not constitute a breach of this Section 5.1.

Section 5.2	Purchaser Non-Solicitation

(1)

Except as expressly provided in this Article 5, the Purchaser shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Purchaser (collectively “Purchaser Representatives”), or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Purchaser or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Purchaser;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Purchaser; provided, however, that, for greater certainty, the Purchaser may advise any Person making an unsolicited Acquisition Proposal for the Purchaser that such Acquisition Proposal does not constitute a Superior Proposal when the Purchaser Board has so determined;

(c)	make a Purchaser Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Purchaser (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for the Purchaser for a period of five Business Days shall not be considered a violation of this Section 5.2(1)(d)); or

(e)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for the Purchaser.

(2)

The Purchaser shall, and shall cause the Purchaser Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for the Purchaser, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including the Purchaser Data Room, and any confidential information, properties, facilities, books and records of the Purchaser; and

(b)

request: (i) the return or destruction of all copies of any confidential information regarding the Purchaser provided to any Person other than the Company, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Purchaser, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of the Purchaser in respect thereof.

(3)

The Purchaser represents and warrants that the Purchaser has not waived any confidentiality, standstill or similar agreement or restriction to which the Purchaser is a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and covenants and agrees that (i) the Purchaser shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Purchaser is a party, and (ii) neither the Purchaser, nor any of the Purchaser Representatives have released or will, without the prior written consent of the Company (which may be withheld or delayed in the Company’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Purchaser under any confidentiality, standstill or similar agreement or restriction to which the Purchaser is a party, but for greater certainty, it is acknowledged and agreed that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into this Agreement will not constitute a breach of this Section 5.2.

Section 5.3	Notification of Acquisition Proposals

(1)

If the Company or any of the Company Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for the Company, or any request for copies of, access to, or disclosure of, confidential information relating to the Company, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for the Company, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for the Company, inquiry, proposal, offer or request, and shall further provide the Purchaser with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal for the Company, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Company, inquiry, proposal, offer or request.

(2)

If the Purchaser or any of the Purchaser Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for the Purchaser, or any request for copies of, access to, or disclosure of, confidential information relating to the Purchaser, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Purchaser, the Purchaser shall immediately notify the Company, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, and shall further provide the Company with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request.

Section 5.4	Responding to an Acquisition Proposal for the Company

Notwithstanding Section 5.1, if at any time, prior to obtaining the approval by the Company Shareholders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal for the Company from a Person, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal if and only if:

(1)

the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for the Company constitutes or could reasonably be expected to lead to a Superior Proposal;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with the Company;

(3)	the Company has complied in all material respects with its obligations under this Article 5; and

(4)

prior to providing such access or disclosure to such Person, the Company enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Company) having terms not more favorable in any material respect to such Person than the equivalent terms of the Confidentiality Agreement.

Section 5.5	Right to Match

(1)

If the Company receives an Acquisition Proposal for the Company that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)

the Person making the Superior Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with the Company;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)

the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company to enter into such definitive agreement (the “Company Superior Proposal Notice”);

(d)	the Company has provided the Purchaser a copy of the proposed agreement for the Superior Proposal;

(e)

at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Company Superior Proposal Notice and a copy of the proposed agreement for the Superior Proposal from the Company;

(f)

during the Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.5(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.5(2), the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.5(2); and

(h)	prior to entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(iii) and pays the Company Termination Fee pursuant to Section 8.2.

(2)

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser under Section 5.5(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal for the Company previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.5, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Company Superior Proposal Notice and a copy of the proposed agreement for the new Superior Proposal from the Company.

(4)

The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal for the Company which is not determined to be a Superior Proposal is publicly announced or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.5(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

(5)

If the Company provides a Company Superior Proposal Notice to the Purchaser after a date that is less than five (5) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the scheduled date of the Company Meeting; provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than seven (7) Business Days prior to the Outside Date.

(6)

Nothing contained in this Section 5.5 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force and in no event shall the Company be permitted to put the Superior Proposal to a vote of the Company Shareholders at the Company Meeting, it being understood that any necessary shareholder vote in respect of a Superior Proposal shall require the Company to duly call and convene a separate meeting of the Company Shareholders.

(7)	Subject to its obligations under Section 8.2, nothing in this Agreement shall prevent the Company Board from:

(a)

responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for the Company, or from making a Company Change in Recommendation as a result of a Material Adverse Effect with respect to the Purchaser;

(b)

making any disclosure to the securityholders of the Company if the Company Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of Company Shareholders requisitioned by Company Shareholders in accordance with the OBCA or taking any other action with respect to an Acquisition Proposal for the Company to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Section 5.6	Responding to an Acquisition Proposal for the Purchaser

Notwithstanding Section 5.2, if at any time, prior to obtaining the approval by the Purchaser Shareholders of the Purchaser Shareholder Approval resolution, the Purchaser receives a bona fide written Acquisition Proposal for the Purchaser from a Person, the Purchaser may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal if and only if:

(1)

the Purchaser Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for the Purchaser constitutes or could reasonably be expected to lead to a Superior Proposal;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with the Purchaser;

(3)	the Purchaser has complied in all material respects with its obligations under this Article 5; and

(4)

prior to providing such access or disclosure to such Person , the Purchaser enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Purchaser) having terms not more favorable in any material respect to such Person than the equivalent terms of the Confidentiality Agreement.

Section 5.7	Purchaser Accepting Superior Proposal

(1)

If the Purchaser receives an Acquisition Proposal for the Purchaser that constitutes a Superior Proposal prior to the approval of the Purchaser Shareholder Approval resolution by the Purchaser Shareholders, the Purchaser Board may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Purchaser has been, and continues to be, in compliance with its obligations under this Article 5;

(b)

the Purchaser has delivered to the Company a written notice of the determination of the Purchaser Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Purchaser to enter into such definitive agreement (the “Purchaser Superior Proposal Notice”);

(c)	the Purchaser has provided the Company a copy of the proposed agreement for the Superior Proposal;

(d)

the Purchaser Board has determined in good faith, after consultation with the Purchaser’s outside legal counsel that it is necessary for the Purchaser Board to enter into a definitive agreement with respect to such Purchaser Superior Proposal in order to properly discharge its fiduciary duties; and

(e)	prior to entering into such definitive agreement the Purchaser terminates this Agreement pursuant to Section 7.2(1)(d)(iii) and pays the Purchaser Termination Fee pursuant to Section 8.2.

(2)

Nothing contained in this Section 5.7 shall limit in any way the obligation of the Purchaser to convene and hold the Purchaser Meeting in accordance with Section 4.5 of this Agreement while this Agreement remains in force.

(3)	Subject to its obligations under Section 8.2, nothing in this Agreement shall prevent the Purchaser Board from:

(a)

responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for the Purchaser, or from making a Purchaser Change in Recommendation as a result of a Material Adverse Effect with respect to the Company;

(b)

making any disclosure to the securityholders of the Purchaser if the Purchaser Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Purchaser Board or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of Purchaser Shareholders requisitioned by Purchaser Shareholders in accordance with applicable Law or taking any other action with respect to an Acquisition Proposal for the Purchaser to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Section 5.8	Breach by Representatives

Without limiting the generality of the foregoing, the Company and the Purchaser shall advise Company Representatives and Purchaser Representatives, as applicable, of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company or Company Representatives or by the Purchaser or Purchaser Representatives is deemed to be a breach of this Article 5 by the Company or the Purchaser, as applicable.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(2)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Purchaser Shareholder Approval. The Purchaser Shareholder Approval shall have been obtained.

(4)	Illegality. No Law is in effect or threatened that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(5)

TSX Approval. The conditional approval from the TSX shall have been obtained by the Purchaser with respect to the issuance of the Consideration Shares and, if required, the issuance of the Replacement Options.

(6)

Competition Act Approval. Competition Act Approval has been made, given or obtained on terms acceptable to the Company and the Purchaser, each acting reasonably, and Competition Act Approval remains in full force and effect and has not been modified.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Company (including those in Schedule C) which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representations and warranties set forth Section 5.1(3) were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Company were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)

Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person in any jurisdiction that is reasonably likely to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)

prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser of the business or assets of the Purchaser, the Company, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser, the Company as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect with respect to the Company.

(4)	Dissent Rights. Dissent Rights have not been exercised and not withdrawn with respect to more than 7.5% of the issued and outstanding Common Shares.

(5)

No Material Adverse Effect. There shall not have occurred or exist a Material Adverse Effect with respect to the Company that has not been publicly disclosed by the Company prior to the date hereof or disclosed to the Purchaser in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to the Company and the Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer (in each case without personal liability) of the Company to such effect.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Purchaser (including those in Schedule D) which are qualified by references to materiality and the representations and warranties set forth in Section 5.2(3) were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Purchaser were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)

Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person in any jurisdiction that is reasonably likely to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)

prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser of the business or assets of the Purchaser, the Company, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser, the Company as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect with respect to the Purchaser.

(4)

No Material Adverse Effect. There shall not have occurred or exist a Material Adverse Effect with respect to the Purchaser that has not been publicly disclosed by the Purchaser prior to the date hereof or disclosed to the Company in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to the Purchaser and the Company shall have received a certificate sighed on behalf of the Purchaser by the chief executive officer and chief financial officer (in each case without personal liability) of the Purchaser to such effect.

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

Article 7
TERM AND TERMINATION

Section 7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms (except if and to the extent any provisions are specifically noted herein as surviving the termination of this Agreement).

Section 7.2	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Purchaser Shareholder Approval is not obtained at the Purchaser Meeting;

(ii)	the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order;

(iii)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(iv)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1), Section 6.3(2) or Section 6.3(4) not to be satisfied, and such breach or failure is incapable of being cured and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied;

(ii)

subject to Section 5.2(1)(d), the Purchaser Board or any committee of the Purchaser Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the Purchaser Board Recommendation within five Business Days (and in any case prior to the Purchaser Meeting) after having been requested in writing by the Company to do so (each a “Purchaser Change in Recommendation”), or the Purchaser Board or any committee of the Purchaser Board resolves or proposes to take any of the foregoing actions; or

(iii)

prior to the approval by the Company Shareholders of the Arrangement Resolution, the Company Board authorizes the Company to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.4(4)) with respect to a Company Superior Proposal, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Company Termination Fee in accordance with Section 8.2(2)(b); or

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1), Section 6.2(2) or Section 6.2(5) not to be satisfied, and such breach or failure is incapable of being cured and the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied;

(ii)

subject to Section 5.1(1)(d), the Company Board or any committee of the Company Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the Company Board Recommendation within five Business Days (and in any case prior to the Company Meeting) after having been requested in writing by the Purchaser to do so (each a “Company Change in Recommendation”) or the Company Board or any committee of the Company Board resolves or proposes to take any of the foregoing actions); or

(iii)

prior to the approval by the Purchaser Shareholders of the Purchaser Shareholder Approval resolution, the Purchaser Board authorizes the Purchaser to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.6(4)) with respect to a Purchaser Superior Proposal, provided the Purchaser is then in compliance with Article 5 and that prior to or concurrent with such termination the Purchaser pays the Purchaser Termination Fee in accordance with Section 8.2(3)(b) .

(2)     The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival

(1)

If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that in the event of termination under the provisions of Section 7.2(1) (other than Section (7.2(1)(a)), this Section 7.3 and Section 8.2 through to and including Section 8.14, and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any such termination of this Agreement, and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

(2)

As used in this Section 7.3, “wilful breach” means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders and any such amendment may, without limitation:

(1)	change the time for performance of any of the obligations or acts of the Parties;

(2)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)	modify any mutual conditions contained in this Agreement;

provided that such amendment does not: (i) invalidate any required approval of the Arrangement by the Company Shareholders; or (ii) after the holding of the Company Meeting, result in an adverse change in the quantum or form of consideration payable to Company Shareholders pursuant to the Arrangement.

Section 8.2	Termination Fees

(1)	For the purposes of this Agreement,

(a)	“Company Termination Fee” and “Purchaser Termination Fee” means $7,100,000.

(b)	“Company Termination Fee Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii), but not where the Company Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to the Purchaser;

(ii)	by the Company, pursuant to Section 7.2(1)(c)(iii); or

(iii)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(ii) or 7.2(1)(b)(iv) if:

(A)	prior to such termination, an Acquisition Proposal for the Company is made or publicly announced by any Person other than the Purchaser or any of its Affiliates and not withdrawn; and

(B)

within 180 days following the date of such termination, (x) such Acquisition Proposal for the Company referred to in clause (A) above is consummated, or (y) the Company, directly or indirectly, in one or more transactions, enters into a binding agreement in respect of such Acquisition Proposal for the Company referred to in clause (A) above, provided that the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

(c)	“Purchaser Termination Fee Event” means the termination of this Agreement:

(i)	by the Company, pursuant to Section 7.2(1)(c)(ii) but not where the Purchaser Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to the Company;

(ii)	by the Purchaser, pursuant to Section 7.2(1)(d)(iii); or

(iii)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) or 7.2(1)(b)(iv) if:

(A)	prior to such termination, an Acquisition Proposal for the Purchaser is made or publicly announced by any Person other than the Company or any of its Affiliates and not withdrawn; and

(B)

within 180 days following the date of such termination, (x) such Acquisition Proposal for the Purchaser referred to in clause (A) above is consummated, or (y) the Purchaser, directly or indirectly, in one or more transactions, enters into a binding agreement in respect of such Acquisition Proposal for the Purchaser referred to in clause (A) above, provided that the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

(2)	The Company Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds, if a Company Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(1)(b)(i), within three (3) Business Days of the occurrence of such Company Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(1)(b)(ii), prior to or simultaneously with the occurrence of such Company Termination Fee Event; and

(c)

a termination of this Agreement described in Section 8.2(1)(b)(iii), on or prior to the earlier of the consummation of the Acquisition Proposal for the Company or the entering into of the binding agreement referred to in Section 8.2(1)(b)(iii)(B).

(3)	The Purchaser Termination Fee shall be paid by the Purchaser to the Company as follows, by wire transfer of immediately available funds, if a Purchaser Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(1)(c)(i), within three (3) Business Days of the occurrence of such Purchaser Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(1)(c)(ii), prior to or simultaneously with the occurrence of such Purchaser Termination Fee Event; and

(c)

a termination of this Agreement described in Section 8.2(1)(c)(iii), on or prior to the earlier of the consummation of the Acquisition Proposal for the Purchaser or the entering into of the binding agreement referred to in Section 8.2(1)(c)(iii)(B).

(4)

The Company and the Purchaser acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, neither the Purchaser nor the Company would enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser or the Company, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company and the Purchaser irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where the Company or the Purchaser is entitled to the Company Termination Fee or the Purchaser Termination Fee as applicable, and such applicable termination fee is paid in full, the Company or the Purchaser, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby.

Section 8.3	Expenses and Expense Reimbursement

(1)

Subject to Section 8.3(2) and Section 8.3(3), and except as hereinafter provided, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated; provided that (a) the filing fees in connection with the application for Competition Act Approval shall be borne solely by the Purchaser; and (b) the legal fees and costs incurred to update the title opinion of the Company’s legal counsel, McMillan LLP, dated November 5, 2015 addressed to the Purchaser and relating to the properties of the Company shall be borne by the Purchaser.

(2)

In addition to the rights of the Purchaser under Section 8.2(2), if applicable, if this Agreement is terminated pursuant to Section 7.2(1)(b)(ii), then the Company shall, within three (3) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds an expense reimbursement fee of $1,000,000, which amount shall be deducted from any Company Termination Fee which may thereafter be payable to the Purchaser pursuant to this Agreement.

(3)

In addition to the rights of the Company under Section 8.2(3), if applicable, if this Agreement is terminated pursuant to Section 7.2(1)(b)(i), then the Purchaser shall, within three (3) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds an expense reimbursement fee of $1,000,000, which amount shall be deducted from any Purchaser Termination Fee which may thereafter be payable to the Company pursuant to this Agreement.

Section 8.4	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser at:

Kirkland Lake Gold Inc.
95 Wellington Street West, Suite 1430

Toronto, ON M5J 2N7

Attention:	George Ogilvie, President and CEO
Telephone:	(647) 361-0184
Email:	gogilvie@klgold.com

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:	Maurice Swan
Telephone:	(416) 869-5517
Email:	mswan@stikeman.com

(b)	to the Company at:

St Andrew Goldfields Ltd.
20 Adelaide Street East, Suite 1500
Toronto, ON M5C 2T6

Attention:	Duncan Middlemiss, President and CEO
Telephone:	(416) 815-9855
Email:	dmiddlemiss@sasgoldmines.com

with a copy to:

McMillan LLP
Brookfield Place
181 Bay Street, Suite 4400
Toronto, ON M5J 2T3

Attention:	Paul Collins
Telephone:	(416) 307-4050
Email:	paul.collins@mcmillan.ca

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5	Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6	Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7	Third Party Beneficiaries.

(1)

Except as provided in Section 4.9 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”) and except for the rights of the Company Shareholders to receive the Consideration Shares and the Company Optionholders to receive the Replacement Options following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Company Shareholders and the Company Optionholders), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 of this Agreement, which is intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.8	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9	Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10	Successors and Assigns.

(1)

This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12	Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.15	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

KIRKLAND LAKE GOLD INC.

By:	signed “George Ogilvie”
Authorized Signing Officer

ST ANDREW GOLDFIELDS LTD.

By:	signed “Duncan Middlemiss”
Authorized Signing Officer

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the agreement made as of November 16, 2015 between the Purchaser and the Company, including all schedules annexed thereto, together with the Company Disclosure Letter and the Purchaser Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement, which is to be considered at the Company Meeting and will be in substantially the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means St Andrew Goldfields Ltd.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company’s stock option plan, and which are outstanding as of the Effective Time.

“Company Optionholders” means the holders of Company Options.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires, and “Company Shareholder” means any one of them.

“Consideration” means the consideration to be received by Company Shareholders subsequent to the execution of the Arrangement Agreement and prior to the Effective Date pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, comprising of 0.0906 of a Purchaser Share per one (1) Common Share.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Common Shares for Purchaser Shares in connection with the Arrangement.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the rights of dissent exercisable by the Company Shareholders in respect of the Arrangement described in Article 3 hereto.

“Dissenter” means a Company Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the Common Shares held by such Company Shareholder.

“Dissenting Shares” has the meaning ascribed thereto in Section 3.1.

“DSU Plan” means the Company’s deferred share unit plan for directors, officers and executives of the Company effective as of June 30, 2015, a copy of which is included in the Company Data Room.

“DSUs” means the outstanding deferred share units issued under the DSU Plan.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Exchange Ratio” means 0.0906.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

“OBCA” means the Business Corporations Act (Ontario).

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with this plan of arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Kirkland Lake Gold Inc.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Replacement Options” has the meaning ascribed thereto in Section 2.3(c) .

“Tax Act” means the Income Tax Act (Canada).

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise,

“Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 9:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 9:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement.

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Common Shares (including Dissenters), Company Options, holders of DSUs and the Depositary at and after the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement.

At the Effective Time the following shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a)

each issued Common Share outstanding immediately prior to the Effective Time held by a Company Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality, to the Purchaser, free and clear of any Liens, in consideration for a debt claim against the Purchaser in an amount and payable in accordance with Article 5, and:

(i)

such Company Shareholder will cease to be the holder of such Dissenting Shares and will cease to have any rights as holder of such Common Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 3.1(a);

(ii)	such Company Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens.

(b)

immediately thereafter, each issued and outstanding Common Share (other than any Common Share in respect of which a Company Shareholder has validly exercised its Dissent Right) will be transferred to, and acquired by the Purchaser, without any act or formality on the part of the holder of such Common Share or the Purchaser, free and clear of all Liens, in exchange for such number of Purchaser Shares equal to the Exchange Ratio, provided that the aggregate number of Purchaser Shares payable to any Company Shareholder, if calculated to include a fraction of a Purchaser Share, will be rounded down to the nearest whole Purchaser Share, with no consideration being paid for the fractional share, and the name of each such Company Shareholder will be removed from the register of holders of Common Shares and added to the register of holders of Purchaser Shares, and the Purchaser will be recorded as the registered holder of such Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof.

(c)

Each Company Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be exchanged for an equivalent option (each, a “Replacement Option”) to purchase from Purchaser the number of Purchaser Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Common Shares subject to such Company Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Company Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, vesting schedule, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Company Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of the Company or the Purchaser, as the case may be.

(d)

All other rights to be issued Common Shares existing at the Effective Time and whether or not then vested or otherwise then exercisable, including without limitation arising pursuant to the acquisition by the Company of any option, right, title or interest in or to any real property, mining claims, leases, licenses, mineral or surface rights, shall be and be deemed to be exchanged solely for the right to be issued such number of Purchaser Shares per Common Share as included in the Consideration.

(e)

Notwithstanding any vesting or exercise provisions to which a DSU might otherwise be subject, the Effective Date shall be deemed to be the Redemption Date (as defined in the DSU Plan) for all of the then issued and outstanding DSUs, and the Company shall pay to each holder of a DSU such cash amount as is due to such holder under the terms of the DSU Plan (less any amounts withheld pursuant to the DSU Plan or the Plan of Arrangement) and thereafter the DSU Plan will terminate and none of the former holders of DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the DSU Plan.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent.

Pursuant to the Interim Order, holders of Common Shares may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 3.1, provided however that written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenters who duly exercise their Dissent Rights with respect to their Common Shares (“Dissenting Shares”) shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, and if they:

(a)

ultimately are entitled to be paid fair value for their Dissenting Shares, will be entitled to be paid the fair value of such Dissenting Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares;

but in no case will the Company be required to recognize such persons as holding Common Shares on or after the Effective Date.

3.2	Recognition of Dissenting Holders.

If a Company Shareholder exercises the Dissent Right, the Purchaser will, on the Effective Date, set aside a number of Purchaser Shares which is attributable under the Arrangement to the Company Shares for which Dissent Rights have been exercised. If the Dissenter is ultimately not entitled to be paid fair value for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Company Shareholder and the Purchaser will distribute to such Company Shareholder the Purchaser Shares that the Company Shareholder is entitled to receive pursuant to the terms of the Arrangement. If Company Shareholder duly complies with the procedures in connection with the exercise of Dissent Rights and is ultimately entitled to be paid fair value for their Dissenting Shares, the Purchaser will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Depositary and Procedures.

(a)

The Purchaser will deposit the Purchaser Shares with the Depositary to satisfy the consideration issuable and/or payable to the Company Shareholders pursuant to this Plan of Arrangement (other than Company Shareholders validly exercising Dissent Rights and who have not withdrawn their notice of objection).

(b)

After the Effective Date, certificates formerly representing Common Shares which are held by a Company Shareholder will, except for Common Shares held by Dissenters, represent only the right to receive the Consideration issuable and/or payable therefor pursuant to Section 2.3 in accordance with the terms of this Plan of Arrangement.

(c)

No dividends or other distributions declared or made after the Effective Date with respect to the Purchaser Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Common Shares which, immediately prior to the Effective Date, represented outstanding Common Shares and will not be payable or paid until the surrender of certificates for Common Shares for exchange for the Consideration issuable and/or payable therefor pursuant to Section 2.3 in accordance with the terms of this Plan of Arrangement.

(d)

As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Company Shareholder that submitted a duly completed Letter of Transmittal Letter to the Depositary, together with the certificate (if any) representing the Common Shares held by such Company Shareholder, the certificates representing the Purchaser Shares issued to such Company Shareholder pursuant to Section 2.3(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal.

(e)

Company Shareholders that did not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the Consideration issuable or payable to them by delivering the certificates representing Company Shares formerly held by them to the Depositary at the offices indicated in the Letter of Transmittal. Such certificates must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. Certificates representing the Purchaser issued to such Company Shareholder pursuant to Section 2.3 will be registered in such name or names and delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

(f)

Any certificate which immediately prior to the Effective Date represented outstanding Common Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, the Purchaser or the Depositary.

(g)

In the event any certificate, which immediately before the Effective Time represented one or more outstanding Common Shares that was exchanged pursuant to Section 2.3, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the Common Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 2.3 deliverable in accordance with such Person’s Letter of Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to the Purchaser and its transfer agent in such sum as the Purchaser may direct or otherwise indemnify the Purchaser in a manner satisfactory to it, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.2	No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.3	Withholding Rights.

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and DSUs issued prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options, DSUs or ESPP Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement.

(a)

The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interest of the Company Shareholders.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving St Andrew Goldfields Ltd. (the “Company”) and Kirkland Lake Gold Inc. (the “Purchaser”), as more particularly described and set forth in the management information circular (the “Circular”) dated • of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with its terms) is hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented (the “Plan of Arrangement”), the full text of which is set out in Schedule • to the Circular, is hereby authorized, approved and adopted.

3.

The arrangement agreement (the “Arrangement Agreement”) between the Company and the Purchaser dated November 16, 2015, and all the related transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement Agreement, and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.

The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under the corporate seal or otherwise, and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.

Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE B-1
PURCHASER SHAREHOLDER APPROVAL RESOLUTION

BE IT RESOLVED THAT:

1.

the issuance of such number of common shares of Kirkland Lake Gold Inc. (“Purchaser”) as may be required to be issued pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) involving Purchaser and St Andrew Goldfields Ltd. (the “Company”), as set forth in the arrangement agreement (the “Arrangement Agreement”) between the Purchaser and the Company dated November 16, 2015 and all as more particularly described and set forth in the management information circular (the “Circular”) of the Purchaser dated [• ], 2015, accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.

the reservation for issuance and issuance of such number of the Purchaser’s common shares as may be required to be issued pursuant to the exercise of the replacement stock options to be issued by the Purchaser pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized and approved;

3.

notwithstanding that this resolution has been passed by the shareholders of the Purchaser, the board of directors of the Purchaser is hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Purchaser:

(a)

to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of the Purchaser’s common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

4.

any one director or officer of the Purchaser is hereby authorized, for and on behalf and in the name of the Purchaser, to execute and deliver, whether under corporate seal of the Purchaser or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms thereof, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, or as disclosed in the Company Filings filed before the date of this Agreement, the Company hereby represents and warrants to the Purchaser as follows, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. The Company is a corporation duly amalgamated and validly existing under the Law of Ontario and has the corporate power and authority to own, operate and lease its assets and to conduct its business as presently conducted. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Constating Documents of the Company have been disclosed in the Company Data Room and no action has been taken to amend or supersede such documents.

(2)

Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Company of this Agreement and the consummation of the Arrangement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the Company Board of the Company Circular, approval by the Company Shareholders of the Arrangement Resolution in the manner required by the Interim Order and Law and receipt by the Company of the Final Order.

(3)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)

Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the OBCA; (iv) compliance with Securities Law and stock exchange rules and policies; and (v) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(5)

No Conflict/ Non- Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company; (ii) contravene, conflict with or result in a violation or breach of Law; (iii) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or other instrument indenture, deed of trust, mortgage, bond or any Authorization to which the Company is a party of by which the is bound, except in each case as would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect; or (iv) result in the creation or imposition of any Lien upon any of the Company’s assets.

(6)	Capitalization.

(a)

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date of this Agreement, 368,273,949 Common Shares are issued and outstanding. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Common Shares issuable upon the exercise of outstanding Company Options have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Common Shares have been issued and no Company Options have been granted in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)

Section 6(b) of the Company Disclosure Letter sets forth, in respect of each Option outstanding as of the date of this Agreement: (i) the number of Common Shares issuable upon exercise; (ii) the purchase price payable; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder; and identifying whether such holder is not an employee of the Company; and (vi) the extent to which such Options are vested and are exercisable, identifying whether such vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement. The Company’s stock option plan and the issuance of Common Shares under such plan (including all outstanding Company Options) have been duly authorized by the Company Board in compliance with Law and the terms of the plan, and the grants of the outstanding Company Options have been made in accordance with Law.

(c)	As of date of this Agreement, there are 799,879 DSUs outstanding.

(d)

Except for rights under the Company’s stock option plan, including outstanding Company Options and outstanding DSUs, there are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company to, directly or indirectly, issue or sell any securities of the Company, or give any Person a right to subscribe for or acquire from the Company, any securities of the Company.

(e)	There are no issued, outstanding or authorized:

(i)

obligations of the Company to repurchase, redeem or, except pursuant to the ESPP, otherwise acquire any securities of the Company, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company; or

(ii)

notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Common Shares on any matter.

(f)	The Company has not declared or paid any dividends or distributions on its Common Shares in the past five years.

(7)

Shareholders’ and Similar Agreements. The Company is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Subsidiaries. The Company has no Subsidiaries.

(9)	Securities Law Matters.

(a)

The Company is a “reporting issuer” not in default in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Common Shares are listed and posted for trading on the TSX. The Company is not in breach of Securities Laws or the rules or regulations of the TSX.

(b)

The Company has not taken any action to cease to be a reporting issuer in any province or territory nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, or to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken, and to its knowledge, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(c)

The Company has timely filed or furnished all Company Filings required to be filed or furnished by the Company with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the Company Filings complied as filed with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(d)

The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings filed to or furnished with, as applicable, any Securities Authority.

(10)	U.S. Securities Law Matters.

(a)

The Company does not have, nor is it required to have, any class of securities registered under the U.S Exchange Act, nor is the Company subject to any reporting obligation pursuant to section 15(d) of the U.S. Exchange Act.

(b)

The Company is not subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, is not an investment company registered or required to be registered under the United States Investment Company 1940, and is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(c)	The Common Shares trade on the OTCQX market.

(11)	Financial Statements.

(a)

The audited financial statements of the Company as at and for each of the fiscal years ended December 31, 2014 and December 31, 2013 (including the notes thereto and the auditor’s report thereon), and the interim financial statements of the Company as at and for the period ended September 30, 2015, including the notes thereto (collectively, the “Company Financial Statements”) were prepared in accordance with IFRS consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors, as the case may be, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Law in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Company as of the date thereof and for the period indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments). Since December 31, 2013, there has been no material change in the Company’s financial accounting policies, methods or practices.

(b)

The Company does not intend to correct or restate, nor to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to herein. The selected financial data and the summary financial information included in the Company Filings present fairly the information shown in the Company Filings and have been compiled on a basis consistent with that of the Company Financial Statements. The other financial and operational information included in the Company Filings presents fairly the information included in the Company Filings.

(c)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other Persons.

(d)	The Company’s economic model as disclosed in the Company Data Room is true and correct in all material respects and does not contain a Misrepresentation.

(12)	Disclosure Controls and Internal Control over Financial Reporting.

(a)

The Company has established and maintains or has caused to be established and maintained, a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)

The Company has established and maintains or has caused to be established and maintained, a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)

There is no material weakness (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(d)

None of the Company, or, to the Company’s knowledge, any director or officer or auditor, accountant or representative of the Company has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(13)	No Undisclosed Liabilities.

(a)

There are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Company Filings; (ii) incurred in the Ordinary Course; or (iii) incurred in connection with this Agreement.

(b)

The principal amount of all indebtedness for borrowed money of the Company, including capital leases is $$6,536,125 as at October 31, 2015 and there has been no material increase to such amount as of the date hereof.

(14)

Non-Arms’ Length Transactions. The Company is not indebted to any director, officer or employee of the Company or any of their respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses and directors’ fees or the reimbursement of Ordinary Course expenses). Except for employment or indemnity arrangements entered into in the Ordinary Course or as disclosed in the Company Filings, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company, or any of their respective affiliates or associates.

(15)

No “Collateral Benefit”. To the knowledge of the Company, no related party of the Company (within the meaning of Multilateral Instrument 61-101 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(16)	Absence of Certain Changes or Events. Since December 31, 2014,

(a)	the Company has conducted its business only in the Ordinary Course;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, a Material Adverse Effect has been incurred;

(c)	except in connection with the Company’s conversion to IFRS and as disclosed in the Company Filings, there has not been any change in the accounting practices used by the Company;

(d)

except for ordinary course adjustments to employees (other than directors or officers), there has not been any material increase in the salary, bonus, or other remuneration payable to any non-executive employees of the Company;

(e)

there has not been any redemption, repurchase or other acquisition of Common Shares by the Company (other than pursuant to the ESPP), or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Common Shares;

(f)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the Ordinary Course and other than changes relating to the commencement of production at the Company’s Taylor Project;

(g)	there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course or as disclosed in the Company Disclosure Letter

(h)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company Filings, other than the settlement of claims or liabilities incurred in the Ordinary Course; and

(i)

except for Ordinary Course adjustments or except as disclosed in the Company Filings, there has not been any increase in the salary, bonus, or other remuneration payable to any officers of the Company or any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer of the Company.

(17)	Compliance with Laws.

(a)

The Company is in compliance with the requirements of all applicable Laws which affect it or its business or assets or to which it is subject (but excluding Law regarding Taxes which are covered exclusively by Section 31 of this Schedule, Law regarding employment and labour matters which are covered exclusively by Section 28 and 29 of this Schedule, Law regarding environmental matters which are covered exclusively by Section 27 of this Schedule, Laws regarding securities matters which are covered exclusively by Sections 9 and 10 of this Schedule) (the “Subject Laws”), except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has not received within the last twelve months any written notice or other written communication from any Governmental Entity with respect to a violation and/or failure to comply with the Subject Laws, except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(b)

Neither the Company, nor to the knowledge of the Company, any of its directors, executives, representatives, agents or employees has, (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties, or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(18)	Authorizations and Licenses.

(a)

The Company has received and holds all Authorizations that are required by Law in connection with the operation of the business of the Company as presently conducted, or in connection with the ownership, operation or use of the assets of the Company.

(b)

The Company lawfully holds, owns or uses, and has complied with, all such Authorizations except in each case as would not, individually or in the aggregate, be expected to have a Material Adverse Effect. Each Authorization is valid and in full force and effect in accordance with its terms, and is renewable by its terms or in the Ordinary Course.

(c)

No action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of the Company or, to the knowledge of the Company, any of its officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(d)	Neither the Company or, to the knowledge of the Company, any of its officers or directors, owns or has any proprietary, financial or other interests (direct or indirect) in any such Authorization.

(19)	Interest in Properties and Mineral Rights.

(a)

All of the Company’s material real properties (collectively, the “Property”) and all the Company’s material mineral interests and rights (including any material claims, mineral leases, concessions, exploration licenses, exploitation licenses and prospecting permits) (collectively, and where material, the “Mineral Rights”), are disclosed in the Company Data Room. Other than the Property and the Mineral Rights, the Company does not own or have any interest in any material real property or any material mineral interests and rights.

(b)

The Company is the recorded holder or has rights to acquire pursuant to legally binding and enforceable contracts, as applicable, the Mineral Rights, free and clear of any Liens except Permitted Liens.

(c)	All of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims and leases.

(d)

The Mineral Rights are in good standing in all material respects under applicable Law and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e)	There is no material adverse claim against or, to the knowledge of the Company, challenge to the title to or ownership of any of the Mineral Rights.

(f)	The Company has the exclusive right to deal with the Property and all of the Mineral Rights.

(g)

Other than as disclosed in the Company Disclosure Letter, no Person other than the Company has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Company’s interest in the Property or any of the Mineral Rights.

(i)

There are no material restrictions on the ability of the Company to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to applicable Law and the terms of the relevant Mineral Rights.

(j)	The Company has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of the Company in any of the Mineral Rights.

(k)

The Company has all necessary right to conduct the exploration and development work on the mineral claims apprised in the Mineral Rights currently conducted or contemplated by the Company on such mineral claims.

(20)

Mineral Reserves and Resources. The mineral reserves and mineral resources declared by the Company, as set forth in the Company Filings, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All information regarding the Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Company Filings on or before the date hereof.

(21)	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company of the material assets of the Company.

(22)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(23)

Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon the Company that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company, any acquisition of property by the Company, or the conduct of business by the Company as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(24)	Company Board and Special Committee Approval.

(a)

The Special Committee of the Company Board, after consultation with its financial and legal advisors, has unanimously recommended that the Company Board approve the Arrangement and that the Company Shareholders vote in favour of the Arrangement Resolution.

(b)

The Company Board, acting on the recommendation in favour of the Arrangement by the Special Committee of the Company Board, has unanimously: (i) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(25)	Material Contracts.

(a)

Section 25 of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been disclosed in the Company Data Room.

(b)

Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(c)

The Company has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and the Company is not in breach or default under any Material Contract, nor does there exist any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)

The Company does now know of, nor has it received any notice (whether written or oral) of, any breach or default under nor does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party to a Material Contract, except such breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)

The Company has not received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company, and, to the knowledge of the Company, no such action has been threatened.

(26)	Litigation.

(a)

There is no claim, action, inquiry, proceeding or investigation in effect or ongoing, pending or, to the knowledge of the Company, threatened against or relating to the Company, the business of the Company or affecting any of its current properties or assets. None of the proceedings disclosed in Section 26 of the Company Disclosure Letter, if determined adverse to the interests of the Company, would have, or reasonably could be expected to: (i) have a Material Adverse Effect; (ii) prevent, hinder or delay the consummation of the Arrangement; or (iii) materially affect the Purchaser’s ability to own or operate the business of the Company, nor to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(b)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company before any Governmental Entity.

(c)

The Company is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect or which would prevent or delay the consummation of the Arrangement.

(27)	Environmental Matters.

(a)

Except for any matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since December 31, 2013, no written notice, order, complaint or penalty has been received by the Company alleging that the Company is in violation of, or has any liability or potential liability under, any Environmental Law, and, to the Company’s knowledge, there are no judicial, administrative or other actions, suits or proceedings pending or threatened against the Company which allege a violation of, or any liability or potential liability under, any Environmental Laws; and the Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, claim, order, complaint or penalty.

(b)

The Company has all environmental permits necessary for the operation of its business and to comply with all Environmental Laws; and (iii) the operations of the Company are in compliance with the terms of Environmental Laws, except for any matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(28)	Employment Matters.

(a)

The Company has not entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement).

(b)

The Company is not (i) a party to any collective bargaining agreement, or (ii) subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(c)

The Company is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors. No labour strike, lock-out, slowdown or work stoppage is pending or to the knowledge of the Company, threatened against or directly affecting the Company.

(29)	Employee Plans.

(a)

The Company has disclosed in the Company Disclosure Letter all material health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, severance, termination, pension or supplemental retirement plans and other material employee or director employment, compensation or benefit plans, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors of the Company, Company Employees or former Company Employees, which are maintained by or binding upon the Company or in respect of which the Company has any actual or potential liability (collectively, the “Employee Plans”).

(b)

The Company has disclosed in the Company Data Room true, correct and complete copies of all the Employee Plans as amended, together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant Persons. No changes have occurred or are expected to occur which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser.

(c)

Each Employee Plan is and has been established, registered, qualified and, in all material respects, administered in accordance with Law, and in accordance with their terms, the terms of the material documents that support such Employee Plan and the terms of agreements between the Company and its employees and former employees who are members of, or beneficiaries under, the Employee Plan. To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan. Neither the Company, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(d)

All current obligations of the Company regarding the Employee Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by the Company under the terms of each Employee Plan or by Law in respect of the Employee Plans have been made in a timely fashion in accordance with Law in all material respects and in accordance with the terms of the applicable Employee Plan. No currently outstanding notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Company from any applicable Governmental Entity in respect of any Employee Plan that is a pension or retirement plan.

(30)	Insurance.

(a)

The Company is, and has been continuously since December 31, 2014, insured by reputable third party insurers in amounts and in respect of such risks as the Company has reasonably determined to be appropriate for the size and nature of the business of the Company and its assets, including a sufficient level of insurance necessary to comply with the terms and conditions of its Authorizations and the Material Contracts.

(b)

The Company Data Room contains true, correct and complete copies of insurance policies which are maintained by the Company in effect on the date of this Agreement (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder), and the most recent inspection reports received from insurance underwriters.

(c)

The third party insurance policies of the Company are in full force and effect in accordance with their terms, and the Company is not in material default under the terms of any such policy. There has not been any proposed, contemplated or threatened termination of, or material premium increase with respect to, any of such policies.

(d)

The limits contained within such policies have not been exhausted or significantly diminished and no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time.

(e)

The Company has made available a complete and accurate claims history for the Company during the past three years including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending.

(f)

There is no material claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All (material) proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

(31)	Taxes.

(a)

The Company has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and the Company has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since the publication date of the Company Financial Statements, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(b)

The Company has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(c)

The Company has in all material respects (i) duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and (ii) has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(d)

The Company has not made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(e)

There are no proceedings, investigations, audits or claims now pending or threatened against the Company in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(f)

The Company has not acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property.

(g)	For the purposes of the Tax Act and any other relevant Tax purposes the Company is resident in Canada and a “taxable Canadian corporation”.

(h)

There are no Liens for Taxes upon any properties or assets of the Company (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Company Financial Statements).

(32)

Brokers. Except for BMO Nesbitt Burns Inc., the Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(33)

Books and Records. The corporate records and minute books of the Company have been maintained in accordance with all applicable Laws, and the minute books of the Company as provided to the Purchaser are complete and accurate in all material respects. The corporate minute books for the Company contain minutes of all meetings and resolutions of the directors and Company Shareholders held, other than meetings of the Special Committee of the Company Board. The financial books and records and accounts of the Company in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in Canada, on a basis consistent with prior years except as noted in the Company’s financial statements (including the notes thereto); (b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of the Company; and (c) accurately and fairly reflect the basis for the Company’s financial statements.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter, or as disclosed in the Purchaser Filings filed before the date of this Agreement, the Purchaser hereby represents and warrants to the Purchaser as follows, and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the Laws of Canada and the Purchaser has all requisite corporate power and authority to own, operate or lease its assets and to conduct its business as presently conducted and, as applicable, to enter into this Agreement and to consummate the Arrangement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Constating Documents of the Purchaser have been disclosed in the Purchaser Data Room and no action has been taken to amend or supersede such documents.

(2)

Authority and Enforceability. The Purchaser has full power and authority to execute this Agreement and (subject to obtaining Purchaser Shareholder Approval) to perform its obligations under this Agreement. The execution and delivery by the Purchaser of this Agreement, the performance by it of its obligations hereunder, and the Arrangement have been duly and validly authorized by the Purchaser Board and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the Purchaser Shareholder Approval, the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(3)	Subsidiaries. The Purchaser has no Subsidiaries.

(4)	Capitalization.

(a)

The authorized share capital of the Purchaser consists of an unlimited number of common shares. As of the date of this Agreement, 80,954,117 Purchaser Shares are issued and outstanding. Except for this Agreement, there are no options, warrants, convertible securities, call rights, outstanding stock appreciation rights, phantom equity rights or other rights, shareholder rights plans, agreements, arrangements or commitments of any character whatsoever (pre-emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by the Purchaser of any shares of the Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of or other equity or voting interests in the Purchaser (including Purchaser Shares) other than those issuable pursuant to the Purchaser’s incentive plan (the “Incentive Plan”) or pursuant to the terms of the Company’s convertible debentures (the “Convertible Debentures”) which in the aggregate do not exceed 8,797,188 Purchaser Shares.

(b)

All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable. There are no outstanding contractual or other obligations of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Shares other than pursuant to the Company’s normal course issuer bid. Other than the Purchaser Shares, there are no securities or other instruments or obligations of the Purchaser that carry (or other than Purchaser Shares issuable pursuant to the Incentive Plan and the Convertible Debentures which is convertible into, or exchangeable for, securities having) the right to vote generally with the Purchaser Shareholders on any matter. The Purchaser is not a party to any shareholder, pooling, voting or other similar agreement with respect to any shares in the capital of or other equity or voting interests in the Purchaser and, to the knowledge of the Purchaser, as of the date of this Agreement, there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Purchaser. The Purchaser does not have a shareholder rights plan or any other similar plan or agreement.

(c)

The Consideration Shares have been, or prior to the Effective Time will be, validly authorized, allotted and reserved for issuance and when issued in accordance with the terms of the Arrangement, will be validly issued as fully paid and non-assessable. The Replacement Options have been, or prior to the Effective Time will be, validly authorized and the Purchaser Shares issuable on exercise of the Replacement Options have been, or prior to the Effective Time will be, validly authorized, allotted and reserved for issuance and when issued in accordance with the terms of the Replacement Options, upon receipt of adequate consideration therefor, the Purchaser Shares will be validly issued as fully paid and non-assessable.

(5)

Government Approvals, Notices and Filings. Except as disclosed in the Purchaser Disclosure Letter, no consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Entity is required to be obtained or given by the Purchaser with respect to the execution, delivery or performance by the Purchaser of this Agreement or the consummation of the transactions contemplated hereunder, except: (i) the approval of the TSX in connection with the issuance of the Consideration Shares and the Replacement Options, (ii) where the failure to obtain any such consent, approval, to give any such notice, to make any such filings or to take any such action would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or (iii) those as would be required solely as a result of the identity or the legal or regulatory status of Purchaser or any of its affiliates.

(6)

Third Party Consents, Approvals and Notices. The execution and delivery of this Agreement by the Purchaser does not and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) violate, conflict with or result in any provisions of the Constating Documents of the Purchaser; (ii) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or other instrument indenture, deed of trust, mortgage, bond or any Authorization to which the Purchaser is a party of by which the is bound, except in each case as would not, individually or in the aggregate be expected to have a Material Adverse Effect; (iii) result in the imposition of any Lien upon any of the properties or assets of the Purchaser, cause the acceleration or material modification of any rights or obligations under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of, any Material Contract to which the Purchaser is a party, or (iv) except for the Purchaser Shareholder Approval, result in a breach or violation by the Purchaser of any of the terms, conditions or provisions of any Law which would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(7)

Financial Statements. The Purchaser’s audited financial statements as at and for each of the fiscal years ended April 30, 2015 and 2014 (including the notes thereto) and the Purchaser’s unaudited financial statements as at and for the three months ended July 31, 2015 (including the notes thereto and the auditor’s report thereon) (collectively, the “Purchaser Financial Statements”) were prepared in accordance with IFRS consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors, as the case may be, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Purchaser as of the date thereof and for the period indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments). Since December 31, 2013, there has been no material change in the Purchaser’s financial accounting policies, methods or practices. The Purchaser does not intend to correct or restate, nor to the knowledge of the Purchaser, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to herein. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Purchaser with unconsolidated entities or other Persons. The Purchaser’s economic model as disclosed in the Purchaser Data Room is true and correct in all material respects and does not contain a Misrepresentation.

(8)	Reporting Status and Securities Laws Matters.

(a)

The Purchaser Shares are listed and posted for trading on the TSX and the Purchaser is not in default of the rules , regulations or policies of the TSX. The Purchaser is not subject to continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction other than the provinces and territories of Canada. No delisting, suspension of trading in or cease trade or other order or restriction with respect to any securities of the Purchaser and, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX, is pending, in effect or ongoing or, to the knowledge of the Purchaser, has been threatened or is expected to be implemented or undertaken.

(b)

The Purchaser is a “reporting issuer” or the equivalent thereof in the each of the provinces of Canada (other than Quebec) and not in default under applicable Securities Laws and the Purchaser has complied in all material respects with applicable Securities Laws. The Purchaser has timely filed or furnished all Purchaser Filings with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the Purchaser Filings complied as filed with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report or other document with any applicable Securities Authorities or any other applicable Governmental Entities which remains confidential as of the date of this Agreement.

(9)

Books and Records. The financial books, records and accounts of the Purchaser (i) have been maintained in all material respects in compliance with applicable Laws, (ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Purchaser, and (iii) accurately and fairly reflect the basis for the Purchaser Financial Statements. The minute books of the Purchaser, including the meetings of the Purchaser Board, are complete and accurate in all material respects.

(10)

Disclosure Controls. The Purchaser has established and maintains, or has caused to be established and maintained, a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws are accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(11)	Internal Control.

(a)

The Purchaser has established and maintains or has caused to be established and maintained, a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes policies and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Purchaser, (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that material receipts and expenditures of the Purchaser are made only in accordance with authorizations of management and directors of the Purchaser; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the property or assets of the Purchaser that could have a material adverse effect on the Purchaser Financial Statements.

(b)

There is no material weakness (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser.

(d)

None of the Purchaser, or, to the Purchaser’s knowledge, any director or officer or auditor, accountant or representative of the Purchaser has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Purchaser has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(12)	Absence of Other Liabilities.

(a)

There are no liabilities or obligations of the Purchaser of any kind whatsoever, whether accrued, absolute, contingent, determined, determinable or otherwise, other than liabilities or obligations (i) disclosed in the Purchaser Filings, (ii) incurred in connection with this Agreement, or (iii) incurred in the Ordinary Course since the date of the most recently filed Purchaser Financial Statements.

(b)

The Purchaser is not a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Purchaser, on the one hand, and any unconsolidated entity, including any structured finance, special purpose, or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in the instructions to Form 51-102F1 of National Instrument 51-102, Continuous Disclosure Obligations) where the result, purpose or effect of such agreement or arrangement is to avoid disclosure, of any material transaction involving, or material liabilities of, the Purchaser in the Purchaser’s financial statements or any other documents filed by the Purchaser under applicable Securities Laws.

(13)

Absence of Changes. Except as set forth in, or permitted by, this Agreement, since December 31, 2014 (i) the business of the Purchaser has been conducted only in the Ordinary Course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, a Material Adverse Effect, has been incurred, (iii) the Purchaser has not amended or made any changes to the Constating Documents of the Purchaser, (iv) there has not been any change in the accounting practices used by the Purchaser, except as disclosed in the Purchaser Filings, and (v) there has been no material write-down in the assets of the Purchaser.

(14)	Mineral Properties.

(a)

The Purchaser controls or has legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the mineral exploration and development as currently being undertaken or proposed and has obtained or, upon performance of all conditions precedent, will be able to obtain such rights, titles and interests as may be required to implement its plans on properties which are material to the Purchaser and the Purchaser is not in material default of such rights, titles and interests.

(b)

All assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Purchaser, in order to maintain its interest therein, if any, have been performed to date and the Purchaser has complied in all material respects with all applicable Laws in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and mining rights that the Purchaser intends to abandon or relinquish and except for any non-compliance which could not either individually or in the aggregate be expected to have a Material Adverse Effect. All Taxes, rentals, fees, expenditures and other payments in respect of the Purchaser’s properties and mineral rights, claims and leases have been paid or incurred. All such mining claims and mining rights are in good standing in all material respects as of the date of this Agreement.

(c)

To the Purchaser’s knowledge, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Purchaser has received notice against the Purchaser’s mining claims and the mining rights or any part thereof.

(d)

All mineral exploration activities on the properties of the Purchaser have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect.

(e)

The legal opinion of Venutti Professional Corporation dated February 18, 2015 provided pursuant to the Underwriting Agreement dated February 2, 2015 (the “2015 Opinion”) contains an accurate list of the real property (including mining claims and leases) owned by the Purchaser and since the date of the 2015 Opinion, the Purchaser has not disposed of, encumbered or entered into agreements which would have the effect of disposing of or encumbering any of the properties listed therein.

(15)

Mineral Reserves and Resources. The mineral reserves and mineral resources declared by the Purchaser, as set forth in the Purchaser Filings, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All information regarding the Purchaser mineral rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Purchaser Filings on or before the date hereof.

(16)	Material Contracts.

(a)

True and complete copies of all Material Contracts (including all material amendments thereto) have been made available to the Company prior to the date of this Agreement through the Purchaser Data Room.

(b)

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Purchaser is not in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract. As of the date hereof, to the knowledge of the Purchaser, no other party to any Material Contract is in material breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. Each Material Contract is a valid and binding obligation of the Purchaser in accordance with their respective terms and conditions, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). To the knowledge of the Purchaser, there are no circumstances that are reasonably likely to adversely affect the ability of the Purchaser to perform its material obligations under any Material Contract. The Purchaser has not received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser and, to the knowledge of the Purchaser, no such action has been threatened.

(17)

Intellectual Property Rights. The Purchaser owns or has the right to use all material Intellectual Property required to carry on its business as currently conducted. To the knowledge of the Purchaser, there has been no claim of infringement by the Purchaser or breach by the Purchaser of any material Intellectual Property or industrial rights of any other person, and the Purchaser has not received any notice that the conduct of its business infringes on any material Intellectual Property rights or industrial rights of any other person.

(18)	Employment and Labour Relations.

(a)

All employment contracts with officers of the Purchaser have been provided to the Company in the Purchaser Data Room. There are no material agreements, promises or commitments providing for cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement. The Purchaser is in material compliance with all employment contracts and have not received any written notice from any employee or consultant that any term of a Contract has been breached.

(b)

There are no labour proceedings pending or, to the knowledge of the Purchaser, unfair labour practice complaints threatened before any Governmental Entity in any jurisdiction with respect to the Purchaser that would reasonably be expected to have a Material Adverse Effect.

(c)	There is no labour strike, work stoppage or lockout pending or to the knowledge of the Purchaser threatened against the Purchaser that would reasonably be expected to have a Material Adverse Effect.

(d)	The Purchaser is not a party to or bound by any collective agreements and no collective agreement is currently being negotiated by the Purchaser.

(19)	Environmental.

(a)

Since December 31, 2013, the business of the Purchaser is in compliance with all applicable Environmental Laws except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect. There are no outstanding or to knowledge of the Purchaser threatened writs, injunctions, decrees, Orders, judgments, actions, suits, claims, governmental information requests or proceedings against the Purchaser relating to non- compliance with or liability under any Environmental Law that would have a Material Adverse Effect. No written notice, order, complaint, or penalty has been received by the Purchaser alleging that the Purchaser is in violation of, or has any liability or potential liability under, any Environmental Law, and the Purchaser is not aware of any facts or circumstances that could reasonably be expected to give rise to any such notice, claim, order, complaint or penalty.

(b)

The Purchaser has all environmental permits necessary for the operation of its business and to comply with all Environmental Laws; and (iii) the operations of the Purchaser are in compliance in all material respects with the terms of Environmental Laws.

(20)	Taxes.

(a)

The Purchaser has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct in all material respects.

(b)

The Purchaser has, in all material respects: (i) duly and timely paid all Taxes due and payable by it; (ii) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (iii) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it.

(c)

The charges, accruals and reserves for Taxes reflected on the Purchaser Financial Statements (whether or not due and whether or not shown on any of the Tax returns but excluding any provision for deferred income taxes) are, in the opinion of the Purchaser, adequate under IFRS, to cover Taxes with respect to the Purchaser for the period covered thereby, in all material respects and since the publication date, no material liability for Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(d)

Other than as publicly disclosed and set out in the Purchaser’s Disclosure Letter, there are no investigations, audits or claims now pending or to the knowledge of the Purchaser, threatened against any of the Purchaser in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(e)	No waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to the Purchaser.

(f)	The Purchaser has not entered into any agreement or other arrangement in respect of Taxes or Tax returns that has effect for any period ending after the Effective Date.

(g)

There are no Liens for Taxes upon any properties or assets of the Purchaser (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Purchaser Financial Statements).

(h)	For the purposes of the Tax Act and any other relevant Tax purposes, the Purchaser is resident in Canada and a “taxable Canadian corporation”.

(i)

The Purchaser has not received any notice of a claim, action, suit, proceeding or inquiry by any shareholder or former shareholder of the Purchaser in respect of, arising from or related to, the reduction by the Canada Revenue Agency (or any similar provincial taxing authority) of the amount of Canadian Exploration Expense previously renounced by the Purchaser and to the Purchaser’s knowledge, no such claim, action, suit, proceeding or inquiry is threatened.

(21)

Insurance. A true and complete list of all material insurance policies currently in effect that insure the physical properties, business, operations and assets of the Purchaser has been provided in the Purchaser Data Room. The Purchaser is, and has been continuously since December 31, 2014, insured by reputable third party insurers in amounts and in respect of such risks as the Purchaser has reasonably determined to be appropriate for the size and nature of the business of the Purchaser and its assets, including a sufficient level of insurance necessary to comply with the terms and conditions of its Authorizations and the Material Contracts. The third party insurance policies of the Purchaser are in full force and effect in accordance with their terms and the Purchaser is not in material default under the terms of any such policy. There is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed, and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

(22)

Authorizations. The Purchaser holds all Authorizations necessary for the lawful operation of the business currently conducted by the Purchaser, other than such Authorizations the absence of which would not, individually or in the aggregate, have reasonably be expected to have a Material Adverse Effect. Each Authorization is valid, binding and in full force and effect, and the Purchaser is in material compliance with the terms of such Authorizations. The Purchaser has not received any notice of proceedings relating to the revocation or modification of any such Authorization which, if the subject of an unfavourable decision, ruling or finding would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there has not occurred any event which would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Authorization.

(23)	Compliance with Laws.

(a)

The Purchaser is in compliance with the requirements of all applicable Laws which affect it or its business or assets or to which it is subject (but excluding Law regarding Taxes which are covered exclusively by Section 20 of this Schedule, Law regarding employment and labour matters which are covered exclusively by Section 18 and Law regarding environmental matters which are covered exclusively by Section 19 of this Schedule) (the “Subject Laws”), except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Purchaser has not received within the last twelve months any written notice or other written communication from any Governmental Entity with respect to a violation and/or failure to comply with the Subject Laws, except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(b)

Neither the Purchaser, nor to the knowledge of the Purchaser, any of its directors, executives, representatives, agents or employees has, (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties, or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(24)

Related Party Transactions. Except as contemplated by this Agreement, the Purchaser Disclosure Letter, and as disclosed in the Purchaser Filings, no shareholder, officer or director of the Purchaser, nor any of their respective Affiliates (other than the Purchaser) (i) provides material services to (other than service as an employee, director or officer) or is involved in any business arrangement or relationship with the Purchaser other than employment arrangements entered into in the Ordinary Course, (ii) owns any material property or right, tangible or intangible, which is used by the Purchaser, or (iii) is a party to any Contracts or other transactions (including relating to indebtedness of the Purchaser, but excluding any employment or similar contracts) in which the Purchaser is the counter-party.

(25)

Restrictions on Conduct of Business. The Purchaser is not a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit in any material respect the manner or the localities in which all or any portion of the business of the Purchaser are conducted, (ii) limit any business practice of the Purchaser in any material respect, or (iii) restrict any acquisition or disposition of any property by the Purchaser in any material respect. None of the Purchaser or any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would impede the consummation of the transactions contemplated by this Agreement.

(26)

Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings that have been commenced or are pending or, to the knowledge of the Purchaser, threatened against or relating to the Purchaser or its property or assets before any court or Governmental Entity that, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or delay consummation of the transactions contemplated by this Agreement. The Purchaser is not subject to any outstanding order that would have or reasonably be expected to have a Material Adverse Effect or prevent or delay consummation of the transactions contemplated by this Agreement.

(27)

Auditors. The auditors of the Purchaser are independent public accountants as required by applicable Laws and there is not now, and there has not since December 31, 2013 been, any reportable event (as defined in National Instrument 51-102, Continuous Disclosure Obligations) with the present or any former auditors of the Purchaser.

(28)

Arrangements with Company Shareholders. Other than the Purchaser Voting Agreements, the Purchaser does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Company or any of its securities, business or operations with any shareholder of the Company, any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the respective meanings ascribed to such terms in Multilateral Instrument 61-101- Insider Bids, Issuer Bids, Going Private transactions and Related Party Transactions).

(29)	Purchaser Board and Special Committee Approval.

(a)

The Special Committee of the Purchaser Board, after consultation with its financial and legal advisors, has unanimously recommended that the Purchaser Board approve the Arrangement and that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Approval resolution.

(b)

The Purchaser Board, acting on the recommendation in favour of the Arrangement by the Special Committee of the Purchaser Board, has unanimously (i) determined that entering into this Agreement and completion of the transactions contemplated thereby are fair to and in the best interests of the Purchaser Shareholders; and (ii) resolved to unanimously recommend that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Approval Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Purchaser of its obligations under this Agreement, including without limitation, to issue the Consideration Shares and the Replacement Options; and no action has been taken to amend or supersede such determinations, resolutions or authorizations.

APPENDIX “D”
FAIRNESS OPINION OF CIBC WORLD MARKETS INC.

November 13, 2015

The Special Committee of the Board of Directors
of Kirkland Lake Gold Inc.
95 Wellington Street West, Suite 1430
Toronto, Ontario M5J 2N7

To the Special Committee of the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we” or “us”) understands that Kirkland Lake Gold Inc. (“KGI” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with St Andrew Goldfields Ltd. (the “Target”) providing for, among other things, the acquisition (the “Proposed Transaction”) by the Company of all of the outstanding common shares of the Target (the “Target Shares”).

We understand that pursuant to the Arrangement Agreement:

a)	the Company will acquire each of the issued and outstanding Target Shares in consideration for 0.0906 of one common share of KGI per Target Share (the “Consideration”);

b)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 182(1) of the Business Corporations Act (Ontario);

c)

the completion of the Proposed Transaction will be conditional upon, among other things, approval by (A) at least two-thirds of the votes cast by the shareholders of the Target (the “Target Shareholders”) who are present in person or represented by proxy at the special meeting (the “Target Special Meeting”) of such securityholders, (B) a majority of the votes cast by shareholders of the Company (the “Company Shareholders”) who are present in person or represented by proxy at the special meeting (the “Company Special Meeting”) of such securityholders, and (C) the Ontario Superior Court of Justice (Commercial List); and

d)

the terms and conditions of the Proposed Transaction will be described in a management information circular and related documents of the Company (the “Company Circular”) that will be mailed to the Company Shareholders in connection with the Company Special Meeting.

Engagement of CIBC

By letter agreement dated November 9, 2015 (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Special Committee has requested that we prepare and deliver to it our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be paid by the Company pursuant to the Arrangement Agreement.

CIBC will be paid a fee for rendering the Opinion that is not contingent upon the completion of the Proposed Transaction or any alternative transaction. The Special Committee has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	the non-binding letter of intent dated October 29, 2015 submitted to the Target by KGI;

ii)	a draft dated November 12, 2015 of the Arrangement Agreement;

iii)	a draft dated November 4, 2015 of the Voting Support Agreement;

iv)

the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of the Target for the three months ended September 30, 2015, June 30, 2015 and March 31, 2015;

v)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Target for the fiscal years ended December 31, 2014, 2013 and 2012;

vi)	the annual information form of the Target for the fiscal years ended December 31, 2014, 2013 and 2012;

vii)	the management information circular of the Target dated March 19, 2015 relating to the annual meeting of shareholders held on May 13, 2015;

viii)	the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of the Company for the three months ended July 31, 2015;

ix)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of the Company for the fiscal years ended April 30, 2015, 2014 and 2013;

x)	the annual information form of the Company for the fiscal years ended April 30, 2015, 2014 and 2013;

xi)	the management information circular of the Company dated September 30, 2015 relating to the annual meeting of shareholders held on October 22, 2015;

xii)	certain internal financial, operational, corporate and other information with respect to the Target and the Company, including internal operating and financial projections;

xiii)	selected public market trading statistics and relevant financial information of the Target and the Company and other selected mining entities considered by us to be relevant;

xiv)	selected financial statistics and relevant financial information with respect to relevant precedent transactions in the mining industry;

xv)

selected relevant reports published by equity research analysts and industry sources regarding the Target, the Company and the mining industry and other public entities, to the extent deemed relevant by us;

xvi)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xvii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Stikeman Elliott LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Target, the Company or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Target and of the Company and the reports of the auditors thereon and the interim unaudited financial statements of the Target and of the Company.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Target and the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the business, plans, financial condition and prospects of the Target and of the Company.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Company Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Target and the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Target or of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Target and of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Special Committee for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Special Committee as to whether they should approve the Arrangement Agreement nor as a recommendation to any Company Shareholder as to how to vote or act at the Company Special Meeting or as an opinion concerning the trading price or value of any securities of the Company or the Target following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be paid by the Company pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Company.

Yours very truly,

(Signed), CIBC World Markets Inc.

APPENDIX “E”
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE SIX MONTHS ENDED OCTOBER 31, 2015 AND FOR THE YEAR ENDED APRIL 30, 2015

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

E-1

KIRKLAND LAKE GOLD INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	Kirkland Lake	St Andrew
	Gold Inc.	Goldfields Ltd.	Pro Forma		Pro Forma
For the twelve months ended	Apr 30, 2015	Mar 31, 2015	Adjustments	Notes	Consolidated
REVENUE	$219,888	$130,815			$350,703
PRODUCTION EXPENSES	169,788	119,173	(1,466)	5b	287,255
			(240)	5e
GROSS PROFIT	50,100	11,642	1,706		63,448
OTHER EXPENSES
General and administrative	6,837	5,381			12,218
Exploration	6,113	7,041			13,154
Finance expense	15,347	1,191			16,538
Finance income and other	(3,702)	(182)			(3,884)
	24,595	13,431	-		38,026
Income (loss) before income taxes	25,505	(1,789)	1,706		25,422
Income tax expense (recovery)	5,719	2,178	491	5c	8,388
NET INCOME (LOSS)	19,786	(3,967)	1,215		17,034

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized loss on available-for-sale investments (nil tax effect)	-	62			62
Unrealized loss on derivatives designated as cash flow hedges, net of tax ($17)	-	50			50
	-	112	-		112
COMPREHENSIVE INCOME	$19,786	$(3,855)	$1,215		$17,146

Weighted average number of common shares outstanding (000s)	73,335		33,366	5f	106,701
Diluted weighted average number of common shares outstanding (000s)	74,145		33,366	5f	107,511
BASIC INCOME (LOSS) PER COMMON SHARE	$0.27				$0.16
DILUTED INCOME (LOSS) PER COMMON SHARE	$0.27				$0.16

The accompanying notes are an integral part of these pro forma financial statements.
E-2

KIRKLAND LAKE GOLD INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	Kirkland Lake	St Andrew
	Gold Inc.	Goldfields Ltd.	Pro Forma		Pro Forma
For the six months ended	Oct 31, 2015	Sep 30, 2015	Adjustments	Notes	Consolidated
REVENUE	$112,292	$71,411			$183,703
PRODUCTION EXPENSES	82,929	51,086	(733)	5b	133,042
			(240)	5e
GROSS PROFIT	29,363	20,325	973		50,661

OTHER EXPENSES
General and administrative	3,537	3,574			7,111
Exploration	3,970	4,835			8,805
Finance expense	10,789	399			11,188
Finance income and other	(2,675)	1,142			(1,533)
	15,621	9,950	-		25,571
Income (loss) before income taxes	13,742	10,375	973		25,090
Income tax expense (recovery)	7,444	4,598	246	5c	12,288

NET INCOME (LOSS)	6,298	5,777	728		12,803

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized loss on available-for-sale investments (nil tax effect)	-	(68)			(68)
Unrealized loss on derivatives designated as cash flow hedges, net of tax ($17)	-	51			51
	-	(17)	-		(17)
COMPREHENSIVE INCOME	$6,298	$5,760	$728		$12,786

Weighted average number of common shares outstanding (000s)	80,312		33,366	5f	113,678
Diluted weighted average number of common shares outstanding (000s)	81,010		33,366	5f	114,376
BASIC INCOME (LOSS) PER COMMON SHARE	$0.08				$0.11
DILUTED INCOME (LOSS) PER COMMON SHARE	$0.08				$0.11

The accompanying notes are an integral part of these pro forma financial statements.
E-3

KIRKLAND LAKE GOLD INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	Kirkland Lake	St Andrew
	Gold Inc.	Goldfields Ltd.	Pro Forma		Pro Forma
As at	Oct 31, 2015	Sep 30, 2015	Adjustments	Notes	Consolidated
ASSETS
Current
Cash and cash equivalents	$83,390	$22,267	$(7,142)	5h	$98,515
			$(2,765)	5i	$(2,765)
Accounts receivable	8,907	1,788	-		10,695
Inventories	14,757	15,020	8,016	5a	37,793
Prepaid expenses and other current assets	3,532	740	-		4,272
Current assets	110,586	39,815	(1,891)		148,510
Non-current
Other long-term assets	886	269	-		1,155
Restricted cash	7,904	11,298	-		19,202
Mineral properties	249,160	100,757	(4,138)	5b	345,779
Property, plant, and equipment	107,985	40,525	-		148,510
Deferred tax assets	-	18,495	(272)	5c	18,223
Goodwill	-	-	602	5d	602
Non-current assets	365,935	171,344	(3,808)		533,471
TOTAL ASSETS	$476,521	$211,159	$(5,699)		$681,981

LIABILITIES
Current
Accounts payable and accrued liabilities	$24,809	$24,282	$(240)	5e	$48,851
Current provisions	-	250	-		250
Income taxes payable	158	-	-		158
Current portion of finance lease	4,678	2,512	-		7,190
Flow-through premium	55	-	-		55
Current liabilities	29,700	27,044	(240)		56,504
Non-current
Convertible debentures	108,256	-	-		108,256
Non-current portion of finance leases	6,737	4,024	-		10,761
Provisions for asset retirement obligations	7,160	8,950	-		16,110
Deferred income taxes	13,552	6,328	330	5c	20,210
Non-current liabilities	135,705	19,302	330		155,337
SHAREHOLDERS' EQUITY
Capital stock, common shares	298,744	98,569	63,220	5g	460,533
Options	9,889	4,034	(4,034)	5g	9,889
Contributed surplus	31,572	21,358	(21,358)	5g	31,572
Retained earnings or (deficit)	(29,089)	40,782	(40,782)	5g	(29,089)
			(2,765)	5i	(2,765)
Accumulated other comprehensive income	-	70	(70)	5g	-
Total shareholders' equity	311,116	164,813	(5,789)		470,140
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$476,521	$211,159	$(5,699)		$681,981

The accompanying notes are an integral part of these pro forma financial statements.
E-4

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

1. DESCRIPTION OF THE TRANSACTION

These unaudited pro forma consolidated financial statements have been prepared for the purpose of inclusion in an information circular dated December 15, 2015 in connection with the binding definitive agreement (the “Agreement”) announced on November 16, 2015 pursuant to which Kirkland Lake Gold Inc. (“Kirkland Lake” or the “Company”) will acquire all of the outstanding common shares of St Andrew Goldfields Ltd. (“St Andrew”) pursuant to a plan of arrangement (the “Transaction”).

Under the terms of the Agreement, common shareholders of St Andrew will receive 0.0906 of one common share of Kirkland Lake (the “Exchange Ratio”) for each St Andrew common share held. The total transaction consideration to be paid to the St Andrew shareholders will be finalized when the Transaction is completed. These pro forma financial statements use the closing Company share price of $4.76 per share on December 14, 2015 to illustrate the consideration paid to St Andrew shareholders. In addition, $2,969 is estimated as the fair value of the St Andrew replacement stock option liability.

2. BASIS OF PREPARATION

The unaudited pro forma consolidated statement of operations and comprehensive income for the six months ended October 31, 2015 and the unaudited pro forma consolidated statement of operations and comprehensive income for the year ended April 30, 2015 give effect to the Transaction as if it had occurred on May 1, 2014. The unaudited pro forma consolidated balance sheet as at October 31, 2015 gives effect to the Transaction as if it had occurred on October 31, 2015.

The pro forma consolidated financial statements have been prepared by management of Kirkland Lake to give effect to the transaction described in note 1 and have been compiled from and include:

a) An unaudited pro forma consolidated balance sheet as at October 31, 2015 combining the unaudited interim balance sheet of Kirkland Lake as at October 31, 2015 with the unaudited interim balance sheet of St Andrew as at September 30, 2015;
b) An unaudited pro forma consolidated statement of operations and comprehensive income for the 12 months ended April 30, 2015 combining the audited results of operations of Kirkland Lake for the year ended April 30, 2015 with the unaudited constructed results of operations of St Andrew for the 12 months ended March 31, 2015 (the constructed results of operations have been constructed by subtracting the unaudited results of operations of St Andrew for the 3 months ended March 31, 2014 from the audited results of operations for the year ended December 31, 2014 and adding the unaudited results of operations for the 3 months ended March 31, 2015; these unaudited constructed results of operations have been prepared for the purposes of the pro forma consolidated financial statements and do not conform with the financial statements of St Andrew included elsewhere in this Information Circular);
c) An unaudited pro forma consolidated statement of operations and comprehensive income for the 6 months ended October 31, 2015 combining the unaudited results of operations of Kirkland Lake for the 6 months ended October 31, 2015 with the unaudited constructed results of operations of St Andrew for the 6 months ended September 30, 2015 (the constructed results of operations have been constructed by adding the unaudited results of operations of St Andrew for the 3 months ended June 30, 2015 and the unaudited results of operations for the 3 months ended September 30, 2015; these unaudited constructed results of operations have been prepared for the purposes of the pro forma consolidated financial statements and do not conform with the financial statements of St Andrew included elsewhere in this Information Circular);

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the transaction in this Information Circular and with the audited financial statements of the Company for the year ended April 30, 2015, and the unaudited interim financial statements of the Company as at and for the 6 months ended October 31, 2015. The aforementioned documents are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the Company’s websites.

E-5

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

Certain reclassifications have been made to the historical financial statements of St. Andrew in the preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation currently adopted by Kirkland Lake, and to align the accounting policies of St. Andrew to those applied by Kirkland Lake.

The historical consolidated financial statements have been adjusted to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The Transaction is considered to be a business combination under IFRS 3 – Business combinations (“IFRS 3”). The acquisition method of accounting was used to prepare these unaudited pro forma consolidated financial statements. This method utilizes fair value estimates and assumptions as at the acquisition date for the purchase price allocation. These estimates may be materially different than the realized values reported subsequent to the Transaction taking place.

The unaudited pro forma consolidated financial statements have been presented for informational purposes only. In the opinion of Kirkland Lake’s management, all adjustments considered necessary for a fair presentation have been included. The pro forma information is not necessarily indicative of what the Company’s financial position or financial performance actually would have been had the Transaction been completed as of the dates indicated and does not purport to project the future financial position or operating results of the Company. Similarly, these unaudited pro forma condensed consolidated financial statements do not reflect the additional savings or costs that may result from the Transaction and no amounts have been included in the purchase price allocation for the estimated costs to be incurred to achieve savings or other benefits of the Transaction.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of the Company as at and for the year ended April 30, 2015, prepared in accordance with IFRS.

4. PURCHASE PRICE ALLOCATION

In accordance with the principles of IFRS 3, the Company has assumed the preliminary purchase price of $158,820 to acquire the assets and liabilities of St Andrew. This price is the product of the 368,273,949 St Andrew common shares outstanding as at December 14, 2015 and the equity issuance ratio of 0.0906 Company shares per St Andrew shares:

St Andrew Goldfield's shares outstanding (000s)	368,274
Exchange ratio	0.0906
Company shares issued (000s)	33,366
Company share price	4.76
Purchase price	$158,820
Add: fair value of St Andrew stock option liability	2,969
Aggregate purchase price	$161,789

E-6

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

The preliminary aggregate purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values as of September 30, 2015:

Cash and cash equivalents	$22,267
Accounts receivable	1,788
Inventory	23,036
Other current assets	740
Other assets	11,567
Property, plant, and equipment	40,525
Mineral interests and exploration potential	89,477
Deferred tax asset	17,526
Goodwill	1,299

Accounts payable, accrued liabilities, and other	(26,804)
Finance lease obligation, long term portion	(4,024)
Provisions for asset retirement obligations	(8,950)
Deferred tax liability	(6,658)
Total net identifiable assets acquired	$161,789

The final purchase price and the fair value of the net assets to be acquired will ultimately be determined as of the date of the closing of the Transaction.

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following assumptions and adjustments are used to give the effect that the Transaction had occurred on May 1, 2014:

a)

An adjustment to gold inventories of approximately $8,016 as of September 30, 2015 to reflect the estimated fair value of the inventories, using a $1,458 per oz. Canadian dollar gold price and average future processing costs for inventory at each mine site;

b)

An adjustment to mineral properties of approximately $4,138 as of September 30, 2015 to reflect the estimated fair value of the acquired mineral properties. The associated decrease to amortization and depletion is estimated to be approximately $733 and $1,466 for the six months ended September 30, 2015 and the year ended March 31, 2015, respectively, which is partially offset by a deferred income tax recovery of $246 and $491 respectively;

Purchase price	$158,820
Add: fair value of St Andrew stock option liability	2,969
Aggregate purchase price	161,789
Less: net assets acquired	(72,312)
Fair value of mineral properties	$89,477

c)

An adjustment to the deferred tax asset of $272 and deferred tax liability of $330, calculated based on the $4,138 decrease in the fair value of mineral properties and the $8,016 increase in the fair value of gold inventory, multiplied by the substantively enacted 25% corporate income tax rate and 8.5% Ontario mining tax rate. This adjustment also includes the income tax recovery of the change in the fair value of the mineral properties at the enacted tax rates on the statements of operations and comprehensive income;

d)

Management has not yet completed its determination of the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price that will be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated statement of operations. Therefore, after reflecting the preliminary pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of the assets and liabilities acquired has been presented as “goodwill”;

E-7

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

e)	An adjustment for the removal of the carrying value of deferred stock units included in the fair value of accrued liabilities;

f)

An adjustment to reflect the issuance of 33,365,620 common shares of Kirkland Lake at $4.76 per common share in connection with the acquisition of 100% of the outstanding shares of St Andrew as shown in note 5;

g)	An adjustment to eliminate the historical St Andrew shareholders’ equity;

h)

An adjustment for Transaction costs, estimated as $4,009 for St Andrew, in addition to buying out the fair value of St Andrew deferred stock units. The estimated value of these DSU is 799,879 thousand units at a redemption price of $0.43 for a total fair value of $344. This value also includes an adjustment for the Change in Control payments, estimated at $2,789 (the tax benefit of which is reflected in an $697 increase in the deferred tax asset and corresponding decrease in goodwill):

Book value of cash and cash equivalents	$		22,267
Less: fair value of St Andrew deferred stock unit payments
DSU shares outstanding		799,879
Redemption price		$0.43	(344)
Less: transaction costs to be incurred by St Andrew			(4,009)
Less: change in control payments			(2,789)
Net fair value of cash and cash equivalents	$		15,125

i)	An adjustment for the Transaction costs to the Company, estimated as $2,765.

6. PRO FORMA SHARE CAPITAL

	October 31, 2015
	Number
	(000's	)	Amount
Company common shares outstanding	80,312		$298,744
Company common shares issued under the Transaction	33,366		167,162
Pro forma share capital	113,678		$465,906

E-8

KIRKLAND LAKE GOLD INC.

NOTES TO THE UNAUDITED PROFORMA FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

7. PRO FORMA EARNINGS PER SHARE

For the six months ended October 31, 2015:	(000s	)
Company weighted average number of common shares outstanding - basic	80,312
Company weighted average number of common shares outstanding - diluted	81,010
Adjustment for company common shares to be issued under the Transaction	33,366
Pro forma weighted average common shares outstanding - basic	113,678
Pro forma weighted average common shares outstanding - diluted	114,376
Pro forma company earnings attributable to common shareholders	12,429
Pro forma earnings per share - basic	$0.11
Pro forma earnings per share - diluted	$0.11

For the year ended April 30, 2015:
Company weighted average number of common shares outstanding - basic	73,335
Company weighted average number of common shares outstanding - diluted	74,145
Adjustment for company common shares to be issued under the Transaction	33,366
Pro forma weighted average common shares outstanding - basic	106,701
Pro forma weighted average common shares outstanding - diluted	107,511
Pro forma company earnings attributable to common shareholders	17,035
Pro forma earnings per share - basic	$0.16
Pro forma earnings per share - diluted	$0.16

E-9